2024

ANNUAL REPORT

METALS
THAT
MATTER

Teck



OUR PURPOSE

To provide the essential resources the world is counting on to make life better while caring for the people, communities and land that we love.

View our 2024 Sustainability Report

2024
SUSTAINABILITY REPORT

METALS
THAT
MATTER

Teck

Pictured: Quebrada Blanca Operations.

OUR BUSINESS

Teck is a leading Canadian mining company providing metals essential to global economic growth and the energy transition. Headquartered in Vancouver, British Columbia (B.C.), Canada, we own or have interests in five world-class copper and zinc operations, a large metallurgical complex and an industry-leading copper growth pipeline, all in the Americas. We have expertise across a wide range of activities related to exploration, development, mining and minerals processing, including smelting and refining, commodity sales and trading, supply chain security, health and safety, environmental and social performance, materials stewardship, recycling and research.

Our corporate strategy centres around four key pillars: core excellence, metals for the energy transition, value-driven growth and resilience. We are focused on creating value by advancing responsible growth and ensuring resilience, built on a foundation of stakeholder trust. We aim to maximize productivity and efficiency at our existing operations, maintain a strong balance sheet, deliver commercial and supply chain excellence, and be nimble in recognizing and acting on opportunities. The pursuit of sustainability guides our approach to business, and we recognize that our success depends on our ability to provide safe workplaces, engage in collaborative community relationships and support a healthy environment.

Mineral reserve and resource estimates for our properties are disclosed in our most recent Annual Information Form, which is available on our website at www.teck.com, under Teck's profile at www.sedarplus.ca (SEDAR+), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Forward-Looking Statements
This annual report contains forward-looking statements. Please refer to the "Cautionary Statement on Forward-Looking Statements" on page 63.

All dollar amounts expressed throughout this report are in Canadian dollars unless otherwise noted.

OUR BUSINESS

COPPER

We are a top 10 copper producer in the Americas, with ownership of or an interest in four operating mines in Canada, Chile and Peru, and an industry-leading copper growth portfolio.

ZINC

We are the largest net zinc miner globally, with production from our Red Dog mine in Alaska and the Antamina copper mine in Peru, which has considerable zinc co-product production. We also own one of the world's largest fully integrated zinc and lead smelting and refining facilities in British Columbia, Canada.

IN THIS REPORT

Operations & Development Projects

Copper Operations
1. Quebrada Blanca
2. Highland Valley Copper
3. Antamina
4. Carmen de Andacollo

Zinc Operations
5. Red Dog
6. Trail Operations

Copper Development Projects
1. Quebrada Blanca Future Expansions
2. Highland Valley Copper Mine Life Extension
7. Zafranal
8. San Nicolás
9. NewRange
10. Galore Creek
11. Schaft Creek
12. NuevaUnión

Zinc Development Projects
5. Anarraaq and Aktigiruq

2024 HIGHLIGHTS

Financial

• Adjusted EBITDA[1] was $2.9 billion for the year, driven by record copper production as Quebrada Blanca (QB) continued to ramp up, achieving design mill throughput rates by the end of 2024

• We recorded a loss from continuing operations before taxes of $718 million, due to an impairment charge on our Trail Operations

• Adjusted profit from continuing operations attributable to shareholders[1] was $605 million, or $1.17 per share for the year

• Loss from continuing operations attributable to shareholders was $467 million, or $0.90 per share for the year

• We returned $1.8 billion to shareholders through share buybacks and dividends in 2024, and completed $1.25 billion of our $3.25 billion authorized share buyback program

• We reduced our debt by $2.5 billion in 2024

• On February 19, 2025, the Board declared a quarterly base dividend of $0.125 per share payable on March 31, 2025 to shareholders of record on March 14, 2025

• We closed the year in a very strong financial position with liquidity of $11.9 billion, including $7.6 billion of cash, which will enable us to advance our industry-leading copper growth strategy and continue to return cash to shareholders

Operating and Development

• Teck underwent a significant portfolio transformation in 2024, repositioning to a pure-play energy transition metals business focused on copper growth with the sale of the steelmaking coal business

• With the ramp-up of QB in 2024, we achieved record annual copper production of 446,000 tonnes in 2024, up 50% from 2023 production levels

• Performance at our Red Dog Operations was very strong in 2024, driven by an operational focus to improve mill availability and minimize unplanned maintenance

• We are driving progress by completing feasibility studies, advancing detailed engineering, preparing for the execution of advanced work programs and moving forward with permitting, particularly at the Highland Valley Copper Mine Life Extension, Zafranal and San Nicolás projects, and advancing optimization of QB, with a strong focus on identifying near-term growth opportunities for debottlenecking within the current asset base

• We received the required permit from the U.S. Army Corps of Engineers, and construction commenced of an all-season road to access and drill the Anarraaq and Aktigiruq deposits, which are critical to the extension of the mine life of Red Dog

Safety and Sustainability Leadership

• Our High-Potential Incident (HPI) Frequency rate continued to remain low at 0.12 in 2024

• We were named to the Dow Jones Best-in-Class World Index (formerly S&P Dow Jones Sustainability World Index) for the 15th consecutive year, based on the 2024 S&P Corporate Sustainability Assessment; listed as one of the 2024 Best 50 Corporate Citizens in Canada by Corporate Knights for the 18th consecutive year; and named to the Forbes list of the World's Top Companies for Women 2024, an employee-driven ranking of multinational corporations from 37 countries around the world

• We released our Climate Change and Nature 2024 Report, which for the first time combines the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD) with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) to deliver an integrated report covering both the climate- and nature-related aspects of our business

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.



LETTER FROM THE CHAIR

Sheila A. Murray
Chair of the Board

To our valued shareholders,

I am pleased to present Teck's Annual Report for 2024, a historic year in which we completed our transformation into a pure-play energy transition metals company, setting the stage for significant future growth and value creation.

This evolution is the foundation of our strategy to deliver transformative near-term copper growth, while simultaneously delivering significant returns to shareholders and maintaining a strong balance sheet through market cycles.

On behalf of the Board of Directors, I want to thank and recognize the hard work and dedication of the Teck team, who have positioned the company for a bright future to capture value-accretive growth. In addition to completing our transformation, we also made significant progress in the ramp-up of the expanded Quebrada Blanca (QB) Operations, a foundational asset for our growth strategy, and advancing our near-term copper growth projects – all while maintaining a focus on health, safety and sustainability.

Highlights included:

- Returning a total of $1.8 billion to shareholders through more than $1.25 billion in share buybacks in 2024 and $514 million in dividends

- Establishing one of the strongest balance sheets in the sector, with US$1.8 billion of debt repayment in 2024 and $7.6 billion cash available

- Advancing our industry-leading portfolio of copper growth projects, including San Nicolás in Mexico and Zafranal in Peru, optimizing and debottlenecking QB, and progressing the mine life extension for Highland Valley Copper (HVC) in Canada

- Maintaining our focus on social and environmental performance and commitment to diversity and inclusion, including being named to the Forbes list of the World's Top Companies for Women 2024, one of Forbes World's Best Employers 2024, one of 2024's Best 50 Corporate Citizens in Canada by Corporate Knights for the 18th consecutive year, and listed on the Dow Jones Best-in-Class World Index for the 15th straight year

Teck's Board of Directors was pleased to welcome two new members in 2024, Yu Yamato and James Gowans. We would also like to thank Yoshihiro Sagawa and Tracey McVicar, both of whom retired from the Teck Board last year, for their service and many contributions to Teck. I also want to acknowledge that Edward Dowling will not be standing for re-election to the Board this year, and extend our gratitude for his 12 years of leadership.

The progress made in 2024 has positioned Teck for a bright future, providing lasting benefits for shareholders while responsibly producing the metals that matter for global development and the energy transition. In 2025, we will continue executing on our copper growth strategy while maintaining a rigorous focus on safety, operational excellence and sustainability.

Sheila A. Murray
Chair of the Board
Vancouver, B.C., Canada
February 19, 2025



LETTER FROM THE PRESIDENT AND CEO

Jonathan H. Price
President and Chief Executive Officer

To our valued shareholders,

2024 was a transformative year for Teck, our first as a pure-play energy transition metals company.

After a successful and historic transformation, our focus is to drive value-accretive growth of our energy transition metals business by building our industry-leading copper growth pipeline while simultaneously providing significant returns to shareholders. We head into 2025 well positioned to capitalize on our unique, market-resilient position to grow our copper production supported by our balance sheet, which is among the strongest in the sector.

Health and Safety Performance

At Teck, our top priority is ensuring everyone goes home safe and healthy every day. While no fatalities occurred at Teck-controlled sites last year, we were deeply saddened by a fatality at our joint venture site, Antamina, that occurred during the placement of shipping containers with a crane. We worked closely with our partners to conduct a thorough investigation, which resulted in several learnings to help prevent a future incident.

We also continued to advance our safety culture through the rollout of a new phase of our Courageous Safety Leadership program, empowering employees to take ownership of safety and their safety leadership. Additionally, more than 80% of frontline supervisors at our assets completed mental health first aid training, with a plan to continue this program in 2025.

Financial Performance

Driven by record copper production with the further ramp-up of Quebrada Blanca (QB) Operations, Teck achieved strong financial results for the year, including adjusted EBITDA[1] of $2.9 billion. We recorded a loss from continuing operations before taxes of $718 million, due to an impairment charge on our Trail Operations.

In 2024, we returned over $1.8 billion to shareholders while also significantly reducing debt and retaining significant cash on hand to execute our disciplined strategy to grow copper production. Heading into 2025, Teck has one of the strongest balance sheets in our sector, which will enable us to continue balancing returns to shareholders with reducing debt and investing in value-accretive growth. We ended the year with a cash balance of $7.6 billion and liquidity of $11.9 billion.

Disciplined Strategy to Grow Copper Production

We are currently a top 10 copper producer operating in the Americas and the largest net zinc miner globally, with production from a premium portfolio of long-life, high-quality assets in stable, well-understood jurisdictions, and a clear path to reach 800,000 tonnes per year of copper production by the end of the decade.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

In 2024, we achieved record annual copper production of 446,000 tonnes, up 50% from the year before. We also completed construction of our new, expanded QB, which is the driver for our near-term growth. QB is a generational Tier 1 asset for Teck, with a long life, a competitive cost position and a resource capable of supporting multiple expansion opportunities. QB will be a cornerstone of our copper portfolio for decades to come, having the potential to be a top five copper mine globally.

We will achieve our goal through planned investment in the range of US$3.2 to US$3.9 billion over four years to develop four key near-term copper projects, which we will continue to advance to be in position for potential sanction decisions in 2025:

- **Quebrada Blanca:** As ramp-up work nears completion, our focus moving forward is on further optimization and debottlenecking of the operation to potentially increase throughput by a further 15 to 25%.

- **Highland Valley Copper Mine Life Extension:** We intend to extend the life of Canada's largest copper mine to the mid-2040s, leading to an estimated life-of-mine copper production of 137 ktpa (thousand tonnes per annum). We expect most project execution planning to be complete in the second quarter of 2025.

- **Zafranal:** The environmental permit for the Zafranal project is in place and detailed engineering and execution planning are progressing well. Over the first five years of production, Zafranal has an estimated copper production of 126 ktpa, with substantial additional gold value.

- **San Nicolás:** As the permit application process continues, work is ongoing to engage with governments and stakeholders, and the feasibility study and execution strategy are nearing completion. The San Nicolás project has an estimated production of 63 ktpa of copper and 147 ktpa of zinc over the first five years.

Sustainability Performance

Strong social and environmental performance is aligned with our purpose and our values, and is also essential to our ability to operate and grow.

In 2024, we continued building on our sustainability performance. In February, our Red Dog Operations received The Zinc Mark in recognition of environmentally and socially responsible production practices – the first mining site to receive the stand-alone Zinc Mark. All of Teck's operating sites have now received certification under The Copper or Zinc Mark program.

In December, we released our first integrated Climate Change and Nature Report, in addition to our annual Sustainability Report, highlighting Teck's continued emphasis on sustainability.

LETTER FROM THE
PRESIDENT AND CEO (continued)

Teck's commitment to high environmental and social performance standards continues to earn recognition. In 2024, Teck was named to the Dow Jones Best-in-Class World Index for the 15th straight year and ranked third in the S&P Global Corporate Sustainability Assessment in the metals and mining industry.

Future Focused on Growth

2024 marked the beginning of a new era for Teck. We successfully transformed into a pure-play energy transition metals company with leading copper growth. As a leading global supplier with an exceptionally strong financial position, we are uniquely placed to deliver significant value by balancing growth with shareholder returns. We have a clear path to grow copper production to 800,000 tonnes per year by the end of the decade.

Moving forward into 2025, with our transformation complete, we turn our attention to realizing the generational opportunity we have created, with a focus on driving growth, value creation and resilience, built on a foundation of stakeholder trust and a commitment to excellence.

Jonathan H. Price
President and Chief Executive Officer
Vancouver, B.C., Canada
February 19, 2025

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our business involves exploring for, acquiring, developing and producing metals essential to global development and the energy transition. We are organized into two regional business units — North America and Latin America (LATAM) — and we have a dedicated Projects group to develop and execute brownfield and greenfield projects. This framework provides Teck with a streamlined executive leadership team and regional structure to deliver on our strategy of copper growth, balanced with returns to shareholders and a strong balance sheet. It positions Teck to drive efficient and effective operational performance while responsibly capitalizing on value-accretive growth opportunities to maximize value for shareholders. Our reported segmented financial results and summary information contained in our Management's Discussion and Analysis will continue to be disclosed on a commodity basis for our copper and zinc operations.

Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are a top 10 copper producer in the Americas and the largest net zinc miner globally, with production from a premium portfolio of long-life, high-quality assets in stable, well-understood jurisdictions. We also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers. We actively explore for copper, zinc and nickel.

This Management's Discussion and Analysis of our results of operations is prepared as at February 19, 2025 and should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2024. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our refers to Teck Resources Limited and its consolidated subsidiaries. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our 2024 audited annual consolidated financial statements that are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards). In addition, we use certain financial measures, which are identified throughout the Management's Discussion and Analysis in this report, that are not measures recognized under IFRS Accounting Standards and that do not have a standardized meaning prescribed by IFRS Accounting Standards. See "Use of Non-GAAP Financial Measures and Ratios" on page 54 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS Accounting Standards.

This Management's Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking statements under the heading "Cautionary Statement on Forward-Looking Statements" on page 63, which forms part of this Management's Discussion and Analysis, as well as the risk factors discussed in our most recent Annual Information Form.

Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, under Teck's profile at www.sedarplus.ca (SEDAR+), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Segmented Results

The following table shows a summary of our production of our principal products for the last five years and our guidance for production in 2025.

Five-Year Production Record and 2025 Production Guidance

Principal Products		2020	2021	2022	2023	2024	2025 Guidance
Copper[1]	thousand tonnes	276	287	270	296	**446**	490 – 565
Zinc							
Contained in concentrate[1]	thousand tonnes	587	607	650	644	**616**	525 – 575
Refined	thousand tonnes	305	279	249	267	**256**	190 – 230

Note:
1. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. Zinc contained in concentrate production includes co-product zinc production from our 22.5% interest in Antamina.

Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table.

	US$				
	2024	% chg	2023	% chg	2022
Copper (LME cash — $/pound)	**$ 4.15**	+8%	$ 3.85	-4 %	$ 3.99
Zinc (LME cash — $/pound)	**1.26**	+5%	1.20	-24%	1.58
Exchange rate (Bank of Canada)					
US$1 = CAD$	**1.37**	+1%	1.35	+4%	1.30
CAD$1 = US$	**0.73**	-1%	0.74	-4%	0.77

Our revenue, gross profit and gross profit before depreciation and amortization, by segment, for the past three years are summarized in the following table.

	Revenue			Gross Profit			Gross Profit Before Depreciation and Amortization[1]		
($ in millions)	**2024**	2023	2022	**2024**	2023	2022	**2024**	2023	2022
Copper	**$ 5,542**	$ 3,425	$ 3,381	**$ 1,045**	$ 712	$ 1,399	**$ 2,401**	$ 1,265	$ 1,837
Zinc	**3,523**	3,051	3,526	**562**	400	771	**871**	708	1,044
Steelmaking coal[2]	**–**	–	10,409	**–**	–	6,401	**–**	–	7,364
Total	**$ 9,065**	$ 6,476	$ 17,316	**$ 1,607**	$ 1,112	$ 8,571	**$ 3,272**	$ 1,973	$10,245

Notes:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.
2. Results from the steelmaking coal segment in 2024, and comparative figures for 2023 have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

COPPER

In 2024, we produced 446,000 tonnes of copper from our Quebrada Blanca and Carmen de Andacollo operations in Chile, our Highland Valley Copper Operations in Canada and our 22.5% interest in Antamina in Peru.

In 2024, our copper segment accounted for 61% of our revenue and 65% of our gross profit.

($ in millions)	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]		
	2024	2023	2022	**2024**	2023	2022	**2024**	2023	2022
Quebrada Blanca	$ **2,376**	$ 595	$ 105	$ **38**	$ (142)	$ 2	$ **766**	$ (61)	$ 8
Highland Valley Copper	**1,303**	1,125	1,454	**221**	237	580	**471**	391	738
Antamina	**1,436**	1,296	1,423	**737**	657	818	**1,038**	899	1,021
Carmen de Andacollo	**427**	409	399	**44**	(32)	2	**121**	44	73
Other	**–**	–	–	**5**	(8)	(3)	**5**	(8)	(3)
Total	$ **5,542**	$ 3,425	$ 3,381	$ **1,045**	$ 712	$ 1,399	$ **2,401**	$ 1,265	$ 1,837

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

(thousand tonnes)	Production[1]			Sales[1]		
	2024	2023	2022	**2024**	2023	2022
Quebrada Blanca	**208**	63	10	**197**	57	9
Highland Valley Copper	**102**	99	119	**103**	98	127
Antamina	**96**	95	102	**98**	95	101
Carmen de Andacollo	**40**	39	39	**37**	41	39
Total	**446**	296	270	**435**	291	276

Note:
1. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in the operation.

Operations

Quebrada Blanca

Quebrada Blanca Operations (QB) is located in the Tarapacá Region of northern Chile. We have a 60% indirect interest in Compañía Minera Teck Quebrada Blanca S.A. (QBSA). A 30% interest is owned indirectly by Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC), and 10% is owned by Corporación Nacional del Cobre de Chile (Codelco), following their acquisition of the interest from the previous owner, Empresa Nacional de Minería (ENAMI), in 2024. Codelco's 10% preference share interest in QBSA does not require Codelco to fund capital spending, which is funded by Teck and SMM/SC on a *pro rata* basis.

QB's gross profit in 2024 was $38 million, compared with a gross loss of $142 million in 2023 and gross profit of $2 million in 2022. Gross profit in 2024 was primarily due to increased production as our operation continued to ramp up through the year.

QB produced 207,800 tonnes of copper in concentrate and no copper cathode in 2024 (as copper cathode is no longer produced), compared to 55,500 tonnes of copper in concentrate and 7,200 tonnes of copper cathode in 2023. Copper production ramped up each quarter throughout 2024, achieving designed throughput rates by the end of 2024.

New three-year collective bargaining agreements with two of our three labour unions at QB, representing 78% of the workforce, were ratified in 2024.

We expect our annual 2025 copper production from QB to be between 230,000 and 270,000 tonnes as QB continues to ramp up, consistent with our previously disclosed guidance issued on January 20, 2025. Our 2025 production guidance for QB includes an extended scheduled shutdown for 18 days in January 2025 to conduct maintenance and reliability work, and to complete additional tailings lifts as part of the operational ramp-up. Although we expect an overall increase in ore grades in 2025 over 2024, we expect to mine in lower-grade areas in the first quarter of 2025, in line with the scheduled mine plan. Consistent with our operating plans, we plan to continue to have quarterly maintenance shutdowns. We expect copper production from QB over the next three years to be between 280,000 and 310,000 tonnes in 2026, 280,000 and 310,000 tonnes in 2027, and 270,000 and 300,000 tonnes in 2028. Molybdenum production is expected to be between 3,000 and 4,500 tonnes in 2025, 6,400 and 7,600 tonnes in 2026, 7,000 and 8,000 tonnes in 2027, and 6,000 and 7,000 tonnes in 2028. Annual production in 2028 is in line with expected grade variation in the mine plan. The QB debottlenecking project could lead to a further increase in throughput by 10%–15%, with associated production increases dependent on ore feed grades and recoveries. The results of the QB debottlenecking project are not reflected in disclosed production guidance ranges.

Highland Valley Copper

Highland Valley Copper Operations (HVC) is located in south-central B.C., Canada. Gross profit was $221 million in 2024, compared with $237 million in 2023 and $580 million in 2022. Gross profit in 2024 decreased from 2023, primarily due to lower amounts of stripping costs being capitalized and an increase in depreciation of capitalized stripping, partially offset by higher copper prices.

Copper production in 2024 from HVC increased to 102,400 tonnes compared with 98,800 tonnes produced in 2023. The higher production in 2024 was primarily a result of higher throughput in the mill, partly offset by lower grades and recovery. In the fourth quarter of 2024, we commenced mining in the Lornex pit, which is higher grade; accordingly, we expect an increase in annual production from HVC in 2025, as reflected in our previously disclosed guidance.

Copper production from HVC in 2025 is expected to increase significantly to between 135,000 and 150,000 tonnes, as mining continues in the Lornex pit, releasing ore that is both higher grade and softer, with the latter driving higher mill throughput. These factors combined will more than offset the expected lower recovery rates associated with the Lornex ore. Copper production is expected to be between 130,000 and 150,000 tonnes in 2026, 120,000 and 140,000 tonnes in 2027, and 70,000 and 90,000 tonnes in 2028. Our disclosed production guidance does not include the HVC Mine Life Extension project (HVC MLE), which could be sanctioned in 2025. As a result, our 2028 annual production guidance reflects production at the end of mine life for HVC. If the project is sanctioned, production guidance would be updated at that time. Molybdenum production in 2025 is expected to be between 1,600 and 2,100 tonnes, with production expected to be between 2,300 and 2,800 tonnes in 2026, 2,700 and 3,200 tonnes in 2027, and 1,800 and 2,400 tonnes in 2028.

Antamina

We have a 22.5% share interest in Compañía Minera Antamina S.A. (Antamina), a copper-zinc mine in Peru. The other shareholders are BHP (33.75%), Glencore (33.75%) and Mitsubishi Corporation (10%). Our share of gross profit in 2024 was $737 million compared with $657 million in 2023 and $818 million in 2022. Gross profit in 2024 was higher than 2023 as a result of higher copper and zinc prices, offset partially by lower zinc production, as expected in the mine plan.

On a 100% basis, Antamina's copper production in 2024 was 426,900 tonnes, slightly higher than 423,500 tonnes produced in 2023, as the treatment of a higher percentage of copper-only ore was largely offset by lower grades. Zinc production in 2024 decreased to 267,900 tonnes from 463,100 tonnes produced in 2023 as a result of processing a greater amount of copper-only ore in 2024. Molybdenum production in 2024 was 8,100 tonnes, which was 131% higher than in 2023.

In 2024, Antamina's labour union ratified a new three-year collective bargaining agreement.

In 2022, Antamina submitted a Modification of Environmental Impact Assessment (MEIA) to Peruvian regulators to extend its mine life from 2028 to 2036. Approval of the MEIA was received on February 14, 2024. Teck's share of the capital cost is expected to be US$450 million, spent over eight years.

Pursuant to a long-term streaming agreement made in 2015, Teck delivers an equivalent of 22.5% of payable silver sold by Antamina to a subsidiary of Franco-Nevada Corporation (FNC). FNC pays a cash price of 5% of the spot price at the time of each delivery, in addition to an upfront acquisition price previously paid. In 2024, approximately 2.0 million ounces of silver were delivered under the agreement. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. A total of 29.1 million ounces of silver have been delivered under the agreement from the effective date in 2015 to December 31, 2024.

Our 22.5% share of copper production at Antamina will remain relatively stable over the next few years and zinc production is expected to decline, as expected in the mine plan. Our 22.5% share of 2025 production at Antamina is expected to be in the range of 80,000 to 90,000 tonnes of copper, 95,000 to 105,000 tonnes of zinc, and 500 to 800 tonnes of molybdenum. Our share of annual copper production is expected to be between 95,000 and 105,000 tonnes in 2026, 85,000 and 95,000 tonnes in 2027, and 80,000 and 90,000 tonnes in 2028. Our share of annual zinc production is expected to be between 55,000 and 65,000 tonnes in 2026, 35,000 and 45,000 tonnes in 2027, and 45,000 and 55,000 tonnes in 2028. Our share of annual molybdenum production is expected to be between 700 and 1,000 tonnes in 2026, 900 and 1,200 tonnes in 2027, and 400 and 600 tonnes in 2028.

Carmen de Andacollo

We have a 90% interest in the Carmen de Andacollo mine, which is located in the Coquimbo Region of central Chile. The remaining 10% is owned by ENAMI, a state-owned Chilean mining company. Carmen de Andacollo's gross profit was $44 million in 2024 compared to a gross loss of $32 million in 2023 and gross profit of $2 million in 2022. The increase in gross profit in 2024 was primarily due to higher copper prices, as well as lower operating costs compared to 2023.

Carmen de Andacollo produced 39,700 tonnes of copper in 2024, similar to the 39,500 tonnes produced in 2023. Gold production of 20,800 ounces in 2024 was lower than the 23,400 ounces produced in 2023, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to Royal Gold, Inc., who pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price previously paid.

Carmen de Andacollo continues to operate in extreme drought conditions. In 2024, risk mitigation plans to increase water availability through increased well field capacity were implemented, enabling mill throughput rates consistent with our mine plan through the second half of 2024. However, ongoing drought conditions remain a risk to our annual production guidance for 2025 to 2028. Copper production in 2025 is expected to be in the range of 45,000 to 55,000 tonnes. Annual copper production is expected to be between 45,000 and 55,000 tonnes in 2026 and 2027, and between 35,000 and 45,000 tonnes in 2028.

Copper Unit Costs

The following table presents our copper unit costs for the past three years. Unit costs for 2024 include QB. Unit costs in 2023 and 2022 exclude QB due to the construction and ramp-up phases of the operation during these years. We remain focused on managing our controllable operating expenditures.

Total cash unit costs[1] in 2024 were US$2.54 per pound compared with US$2.27 per pound in 2023. The increase is due to continued ramp-up of QB production during 2024, which impacted both cost and production. This resulted in elevated total cash unit costs[1] in 2024 compared to the total cash unit costs[1] in 2023. Total cash unit costs[1] in 2023 of US$2.27 per pound were higher than 2022 total cash unit costs[1] of US$1.97 per pound, due to higher smelter processing charges year over year, as well as higher labour and maintenance costs at several of our sites and a high inflationary period that impacted our key consumables costs.

Net cash unit costs[1] in 2024 were US$2.20 per pound compared with US$1.87 per pound in 2023, primarily as a result of the elevated operating costs at QB as described above, as well as reduced zinc by-product credits from Antamina due to lower zinc mined, as expected in the mine plan. Net cash unit costs[1] in 2022 were US$1.49 per pound, which was lower than 2023 due to reasons explained above as well as lower zinc by-product credits from Antamina and lower zinc prices.

(amounts reported in US$ per pound)		2024		2023[2]		2022[2]
Adjusted cash cost of sales[1]	$	2.34	$	2.04	$	1.78
Smelter processing charges		0.20		0.23		0.19
Total cash unit costs[1]	$	2.54	$	2.27	$	1.97
Cash margin for by-products[1]		(0.34)		(0.40)		(0.48)
Net cash unit costs[1]	$	2.20	$	1.87	$	1.49

Notes:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.
2. Excludes Quebrada Blanca.

Copper Growth Projects

We are focused on advancing our near-term copper growth projects, which are progressing as planned. In 2024, we made significant progress in advancing our feasibility studies, detailed engineering, preparing for the execution of advanced work programs, and moving forward with permitting — particularly at the HVC Mine Life Extension, Zafranal and San Nicolás. At the same time, we continued refining the most capital-efficient and value-driven path for the expansion of QB, guided by the performance of our existing assets and permitting requirements. Additionally, we remain committed to advancing our medium- and long-term portfolio options with targeted investments.

These efforts will continue throughout 2025, with an expected investment of approximately US$430–$485 million (Teck's share) in copper growth capital expenditures, including approximately US$100–$110 million for HVC MLE and US$220–$240 million for Zafranal. Both projects are currently focused on advancing detailed engineering, design and project execution planning, which are critical steps in meeting our investment requirements for full project sanctioning. For Zafranal, in addition to engineering and planning activities, we will proceed with advanced early works in 2025, to enable construction to start following project sanction.

The remaining budgeted copper growth capital expenditure will continue to progress our industry-leading copper growth pipeline of medium- to long-term projects including Galore Creek, Schaft Creek, NewRange and NuevaUnión. These investments reflect our commitment to disciplined capital allocation, positioning us to advance these growth initiatives efficiently and in alignment with our long-term copper strategy.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

HVC Mine Life Extension

- Activities: Advances have been made in detailed engineering and design, vendor engineering and execution planning for the HVC Mine Life Extension project. Additionally, we have continued to progress regulatory approvals processes as well as negotiations with Indigenous government organizations (IGOs), receiving support for the project from several IGOs. We will continue to negotiate agreements with remaining interested IGOs. One IGO has initiated a dispute resolution process with the British Columbia Environmental Assessment Office, which has delayed the Environmental Assessment (EA) approval process. A provincial environmental assessment decision is currently anticipated in the first half of 2025.

- Targeted upcoming milestones: Engineering, design and project execution planning are expected to advance towards substantial completion by the end of the second quarter of 2025, positioning the project for a potential sanction decision following receipt of necessary permits.

Zafranal

- Activities: In the fourth quarter of 2024, we received the land easement agreement for the Zafranal main access road. Throughout the year, we focused on advancing the engineering design for the construction permit and completing engineering design for the advanced works scope, while the tendering process for camp construction and earthworks has been initiated and is currently underway. Engineering design efforts remain focused on critical facilities to mitigate execution risks and construction permitting and execution strategy development are advancing to support the next stage of the project.

- Targeted upcoming milestones: The project aims to complete the tendering process for advanced works by the end of the first quarter of 2025. In addition, the tendering process for the main transmission line design consultant will commence in first quarter of 2025, with a delivery model recommendation scheduled for completion by the end of February. Following receipt of construction permits and detailed engineering, the project could be ready for a sanction decision in late 2025.

Minas de San Nicolás

- Activities: In November 2024, a supplementary information package was submitted in response to regulatory inquiries regarding the ETJ (Land Use Change) permit application. Engagement with government authorities and stakeholders is ongoing to support the review of both the MIA-R (Environmental Impact Assessment) and ETJ permits. The archaeological release for the project footprint was granted by the Mexican National Institute of Anthropology and History (INAH), allowing for the advancement of construction activities pending permit approvals. Additionally, progress on the feasibility study and execution strategy was made through 2024 and continues, with target completion in the second half of 2025.

- Targeted upcoming milestones: Completion of the feasibility study and receipt of necessary permits is expected in the second half of 2025, positioning the project for a potential sanction decision.

Quebrada Blanca Debottlenecking

- Activities: Optimization of the existing Quebrada Blanca asset progressed through 2024, with a strong focus on identifying near-term growth opportunities for the debottlenecking within the current asset base.

- Targeted upcoming milestones: Detailed planning for debottlenecking is currently underway to support the planned Declaration of Environmental Impact (DIA) permit application in the second half of 2025.

Markets

Copper prices on the London Metal Exchange (LME) averaged US$4.15 per pound in 2024, up 8% from an average of US$3.85 per pound in 2023. Copper prices reached an all-time high in May 2024, trading at US$4.92 per pound. This is the fourth year in a row that copper prices have averaged over US$3.85 per pound.

Global copper stocks on the LME, Comex and SHFE were up 91% or 193,600 tonnes during the year, ending 2024 at 405,800 tonnes, with bonded warehouses stocks in China rising by 170% to 21,900 tonnes. Exchange stocks ended the year 50% below historical average levels and are down over 1.0 million tonnes from the peaks in both 2013 and 2017. Total reported global stocks, including producer, consumer, merchant and terminal stocks, stood at an estimated 5.5 days of global consumption, versus the 25-year average of 28.7 days.

In 2024, global copper mine production increased 1.2%, according to Wood Mackenzie, with total production estimated at 22.6 million tonnes. Wood Mackenzie is forecasting a 3.2% increase in global mine production in 2025 to 23.3 million tonnes, which is 1.5 million tonnes lower than their previous 2025 forecast of 24.8 million tonnes. The lower estimate for mine production is due primarily to guidance reductions in Chile, China and Panama. Global demand for copper concentrates increased by 2.9% in 2024 to reach over 25.0 million tonnes of primary smelting capacity and is expected to increase a further 7.6% in 2025.

Copper scrap availability increased 9.0% in 2024 due to stronger prices and lower treatment charges for concentrates. Copper scrap imports into China increased 13.8% to 1.8 million tonnes in 2024. Unrefined copper metal imports into China, including blister and anode, were down 10.6% over the same time last year, decreasing 106,000 tonnes in 2024, following a 14.1% decrease in 2023 due to the tightness in the concentrate market. Refined cathode imports in 2024 were flat over 2023 levels at 3.0 million tonnes. Copper cathode imports into China have averaged 2.8 to 3.0 million tonnes each year since 2013, while concentrate imports have increased 10.2% per year over the same period as China increased copper processing capacity. Demand for copper imports into China was up 2.3% or 0.3 million tonnes from 2023 levels to 13.3 million tonnes, while reported cathode stocks in China rose by 60,000 tonnes. With the increase in refined production in China, increased imports and the relatively small change in stocks, Wood Mackenzie estimates that apparent refined copper consumption grew in China by 2.5% in 2024.

Wood Mackenzie estimates global refined copper production grew 3.6% in 2024, and will increase by only 2.8% in 2025, reaching 27.5 million tonnes. Demand is forecast to increase 4.0% to 27.8 million tonnes, putting the metal market into deficit and further reducing stockpiles. Demand forecasts for 2025 are currently above trend as decarbonization efforts continue globally and urbanization growth continues. Geopolitical tensions could see increased regional demand from onshoring of manufacturing and the potential for dislocation of trade patterns. Supply will continue to face challenges going into 2025, and security of supply of raw materials will continue to keep those markets tight.



Copper Price and LME Inventory
Source: LME

- ■ LME inventory (tonnes in thousands)
- ■ Copper price (US$ per pound)

Global Demand for Copper
Source: Wood Mackenzie

- ■ Rest of the world (tonnes in millions)
- ■ China (tonnes in millions)

Global Copper Inventories
Source: ICSG, LME, COMEX, SHFE

- ■ Inventories (tonnes in thousands)
- ■ Days of global consumption
- ■ 25-year average days inventory

Outlook

Our 2025 annual guidance for our copper segment is outlined in our guidance tables and is unchanged from our previously disclosed guidance issued on January 20, 2025.

Total copper production in 2025 is expected to significantly increase to between 490,000 and 565,000 tonnes, compared to the 446,000 tonnes produced in 2024. Copper production guidance is outlined for each operation above.

Our 2025 copper net cash unit costs[1], including QB, are expected to be between US$1.65 and US$1.95 per pound in 2025, a significant reduction from our 2024 net cash unit costs[1], reflecting strong cost discipline across our operations. We expect a reduction in our operating expenses across our copper segment compared to 2024, as QB Operations stabilize and as we embed our management operating system across our operations, with a focus on efficiency and cost optimization. The improvement in our expected 2025 copper net cash unit costs[1] compared to 2024 net cash unit costs[1] reflects reduced operating costs across our business, an increase in copper production, lower copper treatment and refining charges, and higher by-product credits, which are largely driven by an increase in molybdenum production at QB and Highland Valley Copper.

In 2025, QB's net cash unit costs[1] are expected to be between US$1.80 and $2.15 per pound, a significant reduction from our 2024 QB net cash unit costs[1]. The improvement in QB's net cash unit costs[1] is primarily due to an increase in copper production and higher molybdenum by-product credits, but also reflects completion of ramp-up and the expected stabilization of QB operations through 2025.

Total copper production is expected to be between 550,000 and 620,000 tonnes in 2026, 530,000 and 600,000 tonnes in 2027, and 455,000 and 525,000 tonnes in 2028.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

ZINC

We are one of the world's largest producers of mined zinc, primarily from our Red Dog Operations in Alaska, and the Antamina copper mine in northern Peru, which has significant zinc co-product production. Our metallurgical complex in Trail, B.C. is one of the world's largest integrated zinc and lead smelting and refining operations. In 2024, we produced 615,900 tonnes of zinc in concentrate, while our Trail Operations produced 256,000 tonnes of refined zinc.

In 2024, our zinc segment accounted for 39% of revenue and 35% of our gross profit.

($ in millions)	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]		
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Red Dog	$ 2,059	$ 1,596	$ 2,111	$ 620	$ 408	$ 862	$ 851	$ 611	$ 1,060
Trail Operations	2,003	1,992	2,059	(66)	(2)	(93)	12	103	(18)
Other	8	6	11	8	(6)	2	8	(6)	2
Intra-segment	(547)	(543)	(655)	–	–	–	–	–	–
Total	$ 3,523	$ 3,051	$ 3,526	$ 562	$ 400	$ 771	$ 871	$ 708	$ 1,044

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

(thousand tonnes)	Production			Sales		
	2024	2023	2022	2024	2023	2022
Refined zinc						
Trail Operations	256	267	249	260	258	257
Contained in concentrate						
Red Dog	556	540	553	574	553	578
Antamina[1]	60	104	97	61	107	97
Total	616	644	650	635	660	675

Note:
1. Co-product zinc production from our 22.5% interest in Antamina.

Operations

Red Dog

Our Red Dog Operations, located in northwest Alaska, is one of the world's largest zinc mines containing germanium, among other by-products. Gross profit in 2024 was $620 million compared with $408 million in 2023 and $862 million in 2022. The increase in gross profit in 2024 compared with 2023 was primarily due to higher zinc prices, higher production and lower treatment charges, partly offset by higher royalty costs, which are tied to the profitability of Red Dog.

In 2024, zinc production at Red Dog was 555,600 tonnes, compared with 539,800 tonnes produced in 2023. Production in 2024 improved due to higher mill throughput, as extreme weather events impacted operations in 2023. Lead production in 2024 increased to 109,100 tonnes, compared with 93,400 tonnes produced in 2023, as a result of the higher throughput.

Red Dog's location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine's bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog's sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices.

The 2024 Red Dog concentrate shipping season commenced on July 12, 2024, and was completed on October 26, 2024. A total of 1.4 million wet metric tonnes of zinc and lead concentrate was safely transloaded from our proprietary coastal barges onto 22 ships for delivery to our global customers.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation, Inc. (NANA), we pay a royalty on net proceeds of production to NANA, which increased from 35% to 40% in October 2022. This royalty increases by 5% every fifth year to a maximum of 50%, with the next adjustment to 45% anticipated to occur in October 2027. The NANA royalty expense in 2024 was US$327 million compared with US$195 million in 2023. NANA has advised us that it ultimately shares approximately 60% of the royalty, net of allowable costs, with other Regional Alaska Native Corporations pursuant to section 7(i) of the *Alaska Native Claims Settlement Act*.

Red Dog is expected to produce between 430,000 and 470,000 tonnes of zinc, and 85,000 and 105,000 tonnes of lead, which is lower than 2024 annual production due to a decline in grades. We are currently mining in two pits, Aqqaluk and Qanaiyaq, with the latter to be depleted midway through 2025, per the mine plan. Annual zinc production is expected to be in the range of 410,000 to 460,000 tonnes in 2026, 365,000 to 400,000 tonnes in 2027, and 290,000 to 320,000 tonnes in 2028. Annual production guidance in 2028 reflects declining zinc grades as the Aqqaluk pit nears the end of mine life. Annual lead production is expected to be between 70,000 and 90,000 tonnes in 2026, 60,000 and 80,000 tonnes in 2027, and 50,000 and 65,000 tonnes in 2028.

We are focused on the Red Dog Anarraaq and Aktigiruq Extension Program (AAEP), which is located in the Red Dog district in Alaska, where we have several high-quality opportunities located between 10 and 20 kilometres from our existing Red Dog Operations. The project is currently in the prefeasibility study stage; in the latter part of 2024, we received the required permit from the U.S. Army Corps of Engineers and construction commenced of an all-season road to access and drill the deposits, which are critical to the extension of the mine life of Red Dog.

Trail Operations

Our Trail Operations in southern B.C. produces refined zinc and lead, and critical minerals such as germanium, indium and antimony as well as chemicals and fertilizer products.

Trail Operations incurred a gross loss of $66 million in 2024, compared to a gross loss of $2 million in 2023 and a gross loss of $93 million in 2022. The higher gross loss in 2024 is primarily due to lower zinc premiums and treatment charges, combined with reduced production levels for all primary products, as production in 2024 was impacted by a rail labour dispute and a localized fire in the electrolytic plant.

In addition, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with the fire in the electrolytic plant affecting expected operations in the fourth quarter of 2024, we recorded a pre-tax impairment charge of $1.1 billion on our Trail Operations in the third quarter of 2024, all as previously disclosed.

As a result of the production issues described above, refined zinc production in 2024 decreased to 256,000 tonnes compared with 266,600 tonnes in 2023. Refined lead production in 2024 was 61,100 tonnes, compared with 65,900 tonnes in 2023. Silver production was 8.6 million ounces in 2024, compared to 10.6 million ounces in 2023. The decrease in both lead and silver production between 2024 and 2023 is attributable to the production issues noted above.

Our recycling process treated 25,800 tonnes of material in 2024, and we plan to treat about 27,200 tonnes in 2025. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste.

Refined zinc production at our Trail Operations is expected to be between 190,000 and 230,000 tonnes in 2025, compared to 256,000 tonnes in 2024. To maximize value from our Trail Operations, in light of the current tightness in the zinc concentrate market and aligned with our focus on improving its profitability and cash generation, we expect to reduce our zinc production at Trail in 2025, as reflected in our 2025 annual production guidance. We will operate Trail, although at lower production rates, and remain focused on implementing a range of initiatives to further improve cash generation. The repair of one of the four sections of the electrolytic plant impacted by a fire in the third quarter of 2024 continues to progress and is expected to be completed by the end of the first quarter of 2025. Our annual 2025 production guidance does not require usage of all sections of the electrolytic plant. Our annual production guidance of 260,000 to 300,000 tonnes for 2026 to 2028 assumes a return to full production levels, consistent with the capacity of our Trail Operations, subject to market conditions and optimizing for value and financial outcomes.

Zinc Unit Costs

The following table presents our zinc unit costs for the past three years for our Red Dog Operations only. We remain focused on managing our controllable operating expenditures.

Total cash unit costs[1] for Red Dog were US$0.61 per pound in 2024 compared with US$0.68 per pound in 2023 and US$0.58 per pound in 2022. Total cash unit costs[1] in 2024 decreased from 2023 levels primarily as a result of reduced smelter processing charges, partly offset by higher key consumable costs that increased due to inflationary impacts despite our very focused efforts on managing our controllable operating expenditures. The increase in total cash unit costs[1] from 2023 to 2022 primarily related to a high inflationary period that impacted our key consumables costs including diesel.

Net cash unit costs[1] for Red Dog were US$0.39 per pound in 2024 compared with US$0.55 per pound in 2023 and US$0.44 per pound in 2022. Net cash unit costs[1] in 2024 decreased from 2023 partly due to higher by-product revenues from lead and silver, and lower smelter processing charges. Net cash unit costs[1] were lower in 2022 primarily due to lower total cash unit costs[1], as described above.

(amounts reported in US$ per pound)		**2024**		2023		2022
Adjusted cash cost of sales[1]	$	**0.44**	$	0.42	$	0.37
Smelter processing charges		**0.17**		0.26		0.21
Total cash unit costs[1]	$	**0.61**	$	0.68	$	0.58
Cash margin for by-products[1]		**(0.22)**		(0.13)		(0.14)
Net cash unit costs[1]	$	**0.39**	$	0.55	$	0.44

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Markets

Zinc prices on the London Metal Exchange (LME) averaged US$1.26 per pound during 2024, increasing 5% from US$1.20 per pound in 2023 and ending the year above US$1.35 per pound.

Zinc stocks on the LME and SHFE rose by 7.8% or 19,000 tonnes from low levels at the beginning of 2024, finishing the year at a combined 264,300 tonnes. Total reported global stocks, which include producer, consumer, merchant and terminal stocks, rose by approximately 24,000 tonnes in 2024 to just under 775,000 tonnes at year-end, representing an estimated 20.6 days of global demand, compared to the 25-year average of 31.9 days.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

In 2024, global zinc mine production decreased 1.8% according to Wood Mackenzie, with total mine production falling to 12.1 million tonnes, below their previous forecast a year ago of 12.8 million tonnes. Global zinc mine production remained under the effects of the 2023 mine closures, despite higher prices in 2024. According to Wood Mackenzie, global zinc mine production has not grown since 2011. Global mine production is expected to grow 5.8% in 2025 and reach 12.8 million tonnes, which is still below 2019 production levels. Global zinc mine supply growth remains at risk, as new mine production coming online in 2025 continues to be delayed.

Wood Mackenzie estimates the global zinc metal market moved into a deficit in 2024 of 0.4 million tonnes. Global refined zinc demand rose 1.5% in 2024 to 13.6 million tonnes, with demand in China rising only 0.6%. Demand in Europe fell 1.0% due to higher energy prices, a declining automotive sector and weak construction markets. In North America, demand fell by 1.9% in 2024, according to Wood Mackenzie, based on a weak manufacturing sector and weak commercial construction. In 2025, Wood Mackenzie expects demand for zinc to grow globally by 2.5% to 13.9 million tonnes, with growth coming primarily from China, India and Europe.

Wood Mackenzie estimates that global refined zinc production fell 3.8% in 2024 to 13.2 million tonnes, as refined production in China was constrained by a lack of raw material feed. Chinese refined production fell by 6.3% in 2024 as Chinese zinc concentrate imports fell 15.0%. Chinese zinc metal imports were up 11.9% as imports of metals were required to meet domestic demand. Wood Mackenzie estimates refined zinc production will grow 4.8% in 2025, in line with a 5.8% increase in global mine production, and estimates the increase in global supply will be below total global metal demand growth at 2.5%, keeping the zinc market in deficit for the second year in a row.



Zinc Price and LME Inventory
Source: LME

Global Demand for Zinc
Source: Wood Mackenzie

Global Zinc Inventories
Source: ILZSG, LME, SHFE

- LME inventory (tonnes in thousands)
- Zinc price (US$ per pound)

- Rest of the world (tonnes in millions)
- China (tonnes in millions)

- Inventories (tonnes in thousands)
- Days of global consumption
- 25-year average days inventory

Outlook

Our 2025 annual guidance for our zinc segment is outlined in our guidance tables and is unchanged from our previously disclosed guidance issued on January 20, 2025.

Total zinc in concentrate production in 2025 is expected to be between 525,000 and 575,000 tonnes, compared to 615,900 tonnes in 2024. Production in each of the next three years is expected to decrease primarily due to declining grades at Red Dog. Annual zinc in concentrate production is expected to be 465,000 to 525,000 tonnes in 2026, 400,000 to 445,000 tonnes in 2027, and 335,000 to 375,000 tonnes in 2028.

Refined zinc production is expected to be between 190,000 and 230,000 tonnes in 2025, compared to 256,000 tonnes in 2024, as outlined above.

Our 2025 zinc net cash unit costs[1] are expected to be US$0.45 to US$0.55 per pound, which is higher than our 2024 net cash unit costs[1] of US$0.39 per pound primarily due to the effect of lower zinc production expected in 2025, and partly due to higher labour and consumable costs. The effect of the decrease in zinc production is partly offset by lower zinc treatment charges, higher by-product credits, and continued focus on efficiency and cost optimization.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

EXPLORATION

Exploration plays two critical roles at Teck: discovery of new orebodies through early-stage exploration and acquisition and the pursuit, evaluation and acquisition of development opportunities. We conduct greenfield exploration on Teck-owned properties and third-party properties via option and earn-in agreements, and brownfield exploration around Teck mining operations.

Throughout 2024, we conducted exploration around our existing operations and globally in seven countries through our six regional offices. Exploration expenditures in 2024 were $87 million ($91 million before tax rebates), which were focused on copper, zinc and nickel, were similar to expenditures in 2023 of $86 million, and include the completion of drilling programs in Argentina, Canada, Chile, Kazakhstan, Peru and Türkiye. In contrast to 2023, we experienced no significant access issues in 2024 and were able to drill more projects than originally planned.

Work continued in 2024 on project de-risking activities (e.g., geotechnical and infill drilling) at Quebrada Blanca in support of future expansions of Quebrada Blanca.

Early-stage copper exploration in 2024 focused primarily on advancing projects targeting porphyry-style mineralization in Argentina, Chile, Kazakhstan and Peru, and on evaluating new opportunities in South America, Europe, central Asia and southern Africa. In 2025, we plan to drill a number of early-stage copper projects in Argentina, Chile, Kazakhstan and Peru.

In 2024, we continued to grow our portfolio of early-stage nickel exploration opportunities, with an initial focus on Australia, Botswana, Canada and the United States. In 2025, work will focus on advancing projects in Australia and Canada to drilling.

Zinc exploration in 2024 was concentrated on an advanced-stage project in the Red Dog district in Alaska. All early-stage zinc exploration in Australia was stopped, and we continued to advance a zinc-copper-silver project in eastern Türkiye. In 2025, we plan to continue evaluating the polymetallic project in eastern Türkiye, and to continue drilling advanced-stage projects in the Red Dog mine district in Alaska.

Teck's exploration strategy is underpinned by an agile commercial mindset whereby we manage and refresh a portfolio of commercial opportunities such as retained project royalties and equity in junior exploration companies. In 2024, investments were made in exploration companies with copper portfolios in Armenia, the U.S. and Peru, and nickel portfolios in Canada. Additionally, exploration agreements were signed with exploration companies with projects in Australia, Canada and the U.S.

FINANCIAL OVERVIEW

Financial Summary

($ in millions, except per share data)	2024[2]	2023[2]	2022[2]
Revenue and profit			
Revenue	$ 9,065	$ 6,476	$ 17,316
Gross profit	$ 1,607	$ 1,112	$ 8,571
Gross profit before depreciation and amortization[1]	$ 3,272	$ 1,973	$ 10,245
Profit (loss) from continuing operations before taxes	$ (718)	$ (75)	$ 6,565
Adjusted EBITDA[1]	$ 2,933	$ 1,436	$ 9,568
Profit (loss) from continuing operations attributable to shareholders	$ (467)	$ (118)	$ 4,089
Profit attributable to shareholders	$ 406	$ 2,409	$ 3,317
Cash flow			
Cash flow from operations	$ 2,790	$ 4,084	$ 7,983
Expenditures on property, plant and equipment	$ 2,262	$ 3,885	$ 4,423
Capitalized production stripping costs	$ 373	$ 455	$ 1,042
Balance sheet			
Cash and cash equivalents	$ 7,587	$ 744	$ 1,883
Total assets	$ 47,037	$ 56,193	$ 52,359
Debt and lease liabilities, including current portion	$ 5,482	$ 7,595	$ 7,738
Per share amounts			
Basic earnings (loss) per share from continuing operations	$ (0.90)	$ (0.23)	$ 7.77
Diluted earnings (loss) per share from continuing operations	$ (0.90)	$ (0.23)	$ 7.63
Basic earnings per share	$ 0.79	$ 4.65	$ 6.30
Diluted earnings per share	$ 0.78	$ 4.59	$ 6.19
Dividends declared per share	$ 1.00	$ 1.00	$ 1.00

Notes:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.
2. 2024 figures are for continuing operations only. Comparative figures for 2023 for the steelmaking coal segment have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

In 2024, we completed the sale of 23% of the steelmaking coal business, Elk Valley Resources (EVR) to Nippon Steel Corporation (NSC) and POSCO for upfront proceeds of US$1.3 billion in January, and the remaining 77% of EVR to Glencore plc (Glencore) for proceeds of US$7.3 billion on July 11, 2024. As a result of the completion of the sale of our steelmaking coal business, results from that business have been presented as discontinued operations for 2024 and 2023 in this 2024 Management's Discussion and Analysis and in our 2024 annual audited consolidated financial statements. Comparative figures for 2022 have not been restated. Further detail is provided in the Discontinued Operations section below.

Our revenue and profit depend on the prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market prices. Prices for our products can fluctuate significantly, and that volatility can have a material effect on our financial results.

Foreign exchange rate movements can also have a significant effect on our results and cash flows, as substantial portions of our operating costs are incurred in Canadian dollars and the Chilean peso, and most of our revenue and debt is denominated in U.S. dollars. We determine our financial results in local currency and report those results in Canadian dollars; accordingly, our reported operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar, as well as the Peruvian sol and Chilean peso.

In 2024, our loss from continuing operations attributable to shareholders was $467 million, or $0.90 per share compared with a loss from continuing operations attributable to shareholders of $118 million, or $0.23 per share in 2023. Our loss increased in 2024 due to an $828 million non-cash, after-tax impairment charge on our Trail Operations, and higher depreciation and amortization and finance expenses due to depreciation of QB assets and no longer capitalizing interest on the QB2 project, starting in 2024, as anticipated. These decreases in profit were partially offset by an increase in copper sales volumes of 49% in 2024, reflecting the ramp-up of QB, and higher prices for copper and zinc compared to 2023. In 2023, we commenced commissioning and ramp-up of QB, which contributed additional copper revenues in 2023. However, operating costs were at elevated levels during the production ramp-up, reducing our profit in 2023.

Our profit and loss over the past three years includes items that we segregate for additional disclosure to investors so that the underlying profit of the company may be more clearly understood. Our adjusted profit from continuing operations attributable to shareholders[1] presented in the table below excludes results from EVR for 2024 and 2023, as results from EVR have been classified and presented as discounted operations in these periods. Results from EVR for 2022 have not been restated and are included in our adjusted profit from continuing operations attributable to shareholders for 2022.

Our adjusted EBITDA[1], taking into account the items identified in the table below, was $2.9 billion in 2024 compared with $1.4 billion in 2023. Our adjusted profit from continuing operations attributable to shareholders[1], which takes these items into account, was $605 million in 2024 compared with $289 million in 2023, or $1.17 and $0.56 per share, respectively. These items adjusted are described below and summarized in the table that follows.

The most significant after-tax adjustments to profit in 2024 were an after-tax impairment charge of $828 million on our Trail Operations, as outlined below, foreign exchange gains of $137 million, and $178 million of tax charges, primarily related to the derecognition of deferred tax assets. In 2023, the most significant after-tax adjustments to profit were $95 million of expenses associated with QB2 variable consideration to Inversiones Mineras S.A. (IMSA) and Codelco, and $88 million for environmental costs primarily relating to a decrease in the rate used to discount our decommissioning and restoration provisions for closed operations and increased expected future remediation costs.

In 2022, the most significant after-tax adjustment to profit was the non-cash after-tax impairment of our interest in Fort Hills.

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[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

The following table shows the effect of these items on our profit and loss.

($ in millions, except per share data)	2024[2]	2023[2]	2022[2]
Profit (loss) from continuing operations attributable to shareholders	$ (467)	$ (118)	$ 4,089
Add (deduct) on an after-tax basis:			
Asset impairment	828	–	952
Loss on debt purchase	–	–	42
QB2 variable consideration to IMSA and Codelco	32	95	115
Environmental costs	3	88	99
Share-based compensation	72	63	181
Labour settlement	19	7	36
Commodity derivatives	(65)	9	(25)
Foreign exchange (gains) losses	(137)	(8)	15
Tax items	178	69	–
Loss from discontinued operations	–	–	(791)
Other	142	84	160
Adjusted profit from continuing operations attributable to shareholders[1]	$ 605	$ 289	$ 4,873
Basic earnings (loss) per share from continuing operations	$ (0.90)	$ (0.23)	$ 7.77
Diluted earnings (loss) per share from continuing operations	$ (0.90)	$ (0.23)	$ 7.63
Adjusted basic earnings per share from continuing operations[1]	$ 1.17	$ 0.56	$ 9.25
Adjusted diluted earnings per share from continuing operations[1]	$ 1.16	$ 0.55	$ 9.09

Notes:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.
2. 2024 figures are for continuing operations only. Comparative figures for 2023 for the steelmaking coal segment have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

Cash flow from operations in 2024 was $2.8 billion compared with $4.1 billion in 2023 and $8.0 billion in 2022. Cash flow from operations was lower in 2024 compared with 2023, as the cash flows from the steelmaking coal business were included up to July 11, 2024, compared with a full year of cash flows included in 2023. In 2024, cash flow from operations for discontinued operations was $2.4 billion, compared to $4.6 billion in 2023. In addition, cash flow from operations in 2024 included income tax payments totalling $1.8 billion, of which $1.1 billion related to previously deferred Canadian income taxes associated with our Canadian steelmaking coal and copper operations in 2022, and final taxes associated with our 2023 earnings. This compares with income tax payments of $990 million in 2023. Changes in cash flow from operations are also impacted by varying commodity prices, changes in sales volumes of our principal products and, to some extent, changes in foreign exchange rates and changes in working capital items.

Our cash balance increased significantly in 2024 with receipt of proceeds on closing of the sale of the steelmaking coal business. We completed the sale of our remaining 77% interest in our steelmaking coal business, EVR, to Glencore and received transaction proceeds of US$7.3 billion on July 11, 2024. On closing of the transaction, we announced our intention to allocate the transaction proceeds consistent with Teck's Capital Allocation Framework. This included the repurchase of up to $2.75 billion of Class B subordinate voting shares, a one-time supplemental dividend of $0.50 per share, a debt reduction program of up to $2.75 billion, funding retained for our value-accretive copper growth projects, and approximately $1.0 billion for final taxes and transaction costs. Combined with the $500 million share buyback announced in February 2024, total cash returns to shareholders of $3.5 billion from the sale of the steelmaking coal business were authorized.

Through December 31, 2024, we deployed the proceeds from the sale of the steelmaking coal business to US$1.6 billion of debt reductions, the supplemental dividend of $0.50 per share or $257 million, and share buybacks of $1.25 billion. At December 31, 2024, our cash balance was $7.6 billion. Total debt was $5.5 billion and our net debt to net debt-plus-equity ratio[1] was negative 8% at December 31, 2024, compared with 19% at December 31, 2023 and 18% at the end of 2022.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Gross Profit

Our gross profit is made up of our revenue less the operating expenses at our producing operations, including depreciation and amortization. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

Our principal commodities are copper and zinc, which accounted for 56% and 26% of revenue, respectively, in 2024. Silver and lead are significant by-products of our zinc operations, accounting for 11% of our 2024 revenue. We also produce a number of other by-products, including molybdenum, various specialty metals, chemicals and fertilizers, which in total accounted for 7% of our revenue in 2024.

Our revenue is affected by sales volumes, which are determined by our production levels and by demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenue was $9.1 billion in 2024 compared with $6.5 billion in 2023 and $17.3 billion in 2022. The increase in 2024 compared to 2023 was primarily due to substantially higher copper sales volumes, which increased 49% from 2023 levels as a result of the ramp-up of QB. In addition, average prices for copper (LME) increased by 8% in 2024 as compared with 2023, while average zinc (LME) prices increased by 5%. The decrease in revenue in 2023, compared to 2022, relates to the presentation of the steelmaking coal business as discontinued operations in our 2023 and 2024 comparative figures. 2022 comparative figures have not been restated, as outlined above; hence, revenue in 2022 includes steelmaking coal sales.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations' refining and smelting activities, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges, availability of vessels and railcars, weather problems and other factors, as well as rail and port capacity issues, can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

Our costs are dictated mainly by our production volumes; by the costs for labour, operating supplies and concentrate purchases; by strip ratios, haul distances and ore grades; by distribution costs, commodity prices, foreign exchange rates and costs related to non-routine maintenance projects; and by our ability to manage these costs. Production volumes mainly affect our variable operating and distribution costs. In addition, production affects our sales volumes; when combined with commodity prices, this affects profitability and our royalty expenses.

Our cost of sales was $7.5 billion in 2024, compared with $5.4 billion in 2023 and $8.7 billion in 2022. The increase in cost of sales in 2024 compared to 2023 was primarily the result of the production ramp-up of QB, which accounted for approximately $1.6 billion of the increase, including an increase in depreciation and amortization of QB assets, which commenced in 2024, as expected. In addition, royalty costs at Red Dog increased by $186 million in 2024 as a result of the increase in profitability of the mine in 2024. Cost of sales in 2022 include cost of sales of the steelmaking coal business, as 2022 comparative figures have not been restated to reclassify steelmaking coal as discontinued operations.

Other Expenses

($ in millions)	2024[1]		2023[1]		2022[1]
General and administration	$ 275	$	296	$	236
Exploration	87		86		90
Research and innovation	50		117		157
Asset impairment	1,053		–		–
Other operating (income) expense	151		391		1,102
Finance income	(234)		(110)		(53)
Finance expense	953		160		203
Non-operating (income) expense	(7)		249		275
Share of profit of joint venture	(3)		(2)		(4)
	$ 2,325	$	1,187	$	2,006

Note:
1. 2024 figures are for continuing operations only. Comparative figures for 2023 for the steelmaking coal segment have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

In 2024, general and administration expenses decreased to $275 million compared with $296 million in 2023. Research and innovation expenses decreased to $50 million compared with $117 million in 2023. The reduction in these corporate costs is the result of actions taken across our business to reduce costs.

Our exploration expenses in 2024 of $87 million, which were focused on copper, zinc and nickel, were similar to expenditures in 2023 of $86 million.

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development programs and through acquisition of interests in new properties or in companies that own them. Exploration for minerals is highly speculative, and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Other operating income and expense includes items we consider to be related to the operation of our business, such as settlement pricing adjustments (which are further described below), share-based compensation, gains or losses on commodity derivatives, gains or losses on the sale of operating or exploration assets, and provisions for various costs at our closed properties. Significant items in 2024 included $65 million of positive pricing adjustments, $91 million of share-based compensation expense relating to an increase in our share price, and $90 million of gains on commodity derivative. Significant items in 2023 included $183 million on gain on disposal or contribution of assets that included a $191 million gain on the Mesaba transaction, $81 million of share-based compensation relating to an increase in our share price, and $119 million of environmental costs primarily relating to the decommissioning and restoration provision of our closed operations. Significant items in 2022 included $371 million of negative pricing adjustments, $236 million of share-based compensation relating to an increase in our share price, and $128 million of environmental costs primarily relating to the decommissioning and restoration provision of our closed operations.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer's acceptance of the product.

For copper, zinc and lead concentrate sales, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. Additionally, for a minority of copper concentrate sales, control of the product transfers to the customer when an individual shipment parcel is delivered to a specific location. A minority of zinc concentrate sales are made on consignment. For consignment transactions, control of the product transfers to the customer and revenue is recognized at the time the product is consumed in the customer's process.

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, revenue is recorded based on the estimated consideration to be received at the date of sale, with reference to relevant commodity market prices.

For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier accepted by the customer. For these products, loading generally coincides with the transfer of title. Our refined metals are sold under spot or average pricing contracts. For spot sales contracts, pricing is final when revenue is recognized. For refined metal sales contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to commodity market prices.

Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity; accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

The following table outlines our outstanding receivable positions, which were subject to provisional pricing terms at December 31, 2024 and 2023, respectively.

(payable pounds in millions)	Outstanding at December 31, 2024		Outstanding at December 31, 2023	
	Volume	Price	Volume	Price
Copper	178	US$3.97/lb.	127	US$3.87/lb.
Zinc	141	US$1.34/lb.	167	US$1.20/lb.

Our finance income increased to $234 million in 2024 compared with $110 million in 2023 and $53 million in 2022. The increase in finance income in 2024 is a result of higher investment income on our elevated cash balance as a result of the receipt of proceeds from the sale of the steelmaking coal business in 2024.

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, the interest components of our pension obligations, and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. During 2024, we significantly reduced our debt and the related interest expense; however, our finance expense of $953 million in 2024 increased by $787 million, compared to 2023, due to substantially lower interest capitalized to the QB2 project, as most of the assets were considered available for use as at December 31, 2023.

Non-operating income (expense) includes items that arise from financial and other matters, and includes such items as foreign exchange gains or losses, debt refinancing costs, and changes in the carrying value of the financial liability relating to QB variable consideration to Inversiones Mineras S.A. (IMSA) and Codelco, as outlined below.

In 2024, non-operating expenses included $146 million of foreign exchange gains and $51 million of expenses associated with QB variable consideration to IMSA and Codelco, which purchased ENAMI's interest in QBSA during 2024. Of the $51 million, $44 million was due to the revaluation of the financial liability for the preferential dividend stream related to Codelco's interest in QBSA, which is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affects the timing of when QBSA repays the loans. The remaining $7 million of expense relates to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of IMSA, a private Chilean company and former QBSA shareholder. The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurred prior to January 21, 2024, or up to a lesser maximum in certain circumstances thereafter. Commencement of commercial production occurred in March of 2024, which reduced our cumulative maximum payment to US$97 million.

In 2023, non-operating expenses included $156 million of expenses associated with QB variable consideration to IMSA and ENAMI. Of the $156 million, $152 million was due to the revaluation of the financial liability for the preferential dividend stream related to ENAMI's interest in QBSA, as outlined above.

In 2022, non-operating expenses included a $58 million loss on the purchase of US$743 million aggregate principal amount of our outstanding notes during 2022 and $188 million of expenses associated with QB variable consideration to IMSA and ENAMI. Of the $188 million, $183 million was due to the revaluation of the financial liability for the preferential dividend stream related to ENAMI's interest in QBSA, as outlined above.

Income Taxes

Provision for income and resource taxes from continuing operations for the year was $205 million, or negative 29% of pre-tax loss. Our effective tax rate was significantly impacted by the impairment charge on our Trail Operations, the derecognition of deferred tax assets related to decommissioning and restoration provisions, and the accrual of additional deferred Chilean resource tax liabilities associated with future taxable temporary differences. Excluding these items, our effective tax rate would have been approximately 58%, which is higher than the Canadian statutory income tax rate of 27%, primarily due to the amount of current year resource taxes relative to lower than normal earnings from continuing operations following the reclassification of our earnings from the steelmaking coal business to discontinued operations.

Our effective tax rate is sensitive to a variety of factors, including the relative amount of operating margins, certain corporate and finance expenses that are not deductible for resource tax purposes, the statutory tax rates in the various jurisdictions in which we operate, and various other factors. Going forward, we expect our average long-term effective tax rate to range from 39% to 41%, but quarterly and annual results may vary due to the relative amount of operating margins, the scope and timing of other copper growth projects, certain corporate and finance expenses that are not deductible for resource tax purposes, statutory tax rates in the jurisdictions in which we operate, and other factors.

Profit from discontinued operations includes tax expense of $1.4 billion, which is comprised of income and resource taxes on earnings from the steelmaking coal business and capital gains tax triggered on the sale.

We are subject to and pay income and resource taxes in all jurisdictions that we operate in. A final Canadian income tax instalment of $624 million, primarily related to earnings and proceeds from the sale of the steelmaking coal business, is payable in February 2025.

Discontinued Operations

On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business, EVR, to Glencore and received transaction proceeds of US$7.3 billion, excluding customary closing adjustments. As a result of the sale of EVR in July, results from EVR have been classified and presented as discontinued operations for 2024 and 2023. Results for EVR for 2022 have not been classified and presented as discontinued operations in the 2024 Management's Discussion and Analysis. Settlement of customary closing adjustments was recorded as part of discontinued operations in 2024.

For the year ended December 31, 2024, profit from discontinued operations was $1.2 billion, compared with $2.6 billion in 2023. Our profit from discontinued operations in 2024 included operating results for the period up to the sale date of July 11, 2024 and an after-tax gain of $81 million on the sale of EVR, which is net of taxes of $897 million. Profit from discontinued operations was higher in 2023, as it included a full 12 months of EVR results as compared to 2024, which includes EVR results up to the July 11, 2024 sale.

We announced our agreement to sell our interest in Fort Hills on October 26, 2022, and classified it as a discontinued operation. On February 2, 2023, we sold our 21.3% interest in the Fort Hills and associated downstream assets to Suncor and TotalEnergies for aggregate gross proceeds of approximately $1 billion in cash. There was no current income tax payable on the disposal. Based on the consideration of $1 billion in cash and other contractual adjustments relating to the sale of our interest in Fort Hills, we recorded a non-cash pre-tax impairment of $1.2 billion (after-tax $961 million) as at December 31, 2022. We incurred a loss of $772 million from our interest in Fort Hills, which was classified as a discontinued operation in 2022.

Transactions

Sale of Steelmaking Coal Business

On January 3, 2024, we completed the sale of a minority stake of our interest in our steelmaking coal business, EVR, to NSC and POSCO. NSC acquired a 20% interest in EVR in exchange for its 2.5% interest in Elkview Operations plus $1.7 billion (US$1.3 billion) in cash. POSCO exchanged its 2.5% interest in Elkview Operations and its 20% interest in Greenhills Operations for a 3% interest in EVR. These transactions were accounted for as equity transactions with non-controlling interests, reducing retained earnings by $1.5 billion and increasing non-controlling interest balances. In determining the net assets of EVR to calculate the non-controlling interests and the related adjustment to retained earnings, we included the steelmaking coal business' goodwill balance and excluded deferred income tax liabilities not attributable to the non-controlling interests.

On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business to Glencore. We received cash proceeds of $9.9 billion (US$7.3 billion) and correspondingly derecognized $20 billion of assets (including $17 billion of property, plant and equipment and $256 million of cash), $8 billion of liabilities (including $2 billion of decommissioning and restoration provisions) and $3 billion of non-controlling interests related to the steelmaking coal business. This resulted in a gain (net of taxes of $897 million) of approximately $81 million, which is presented in profit from discontinued operations upon closing of this transaction. Settlement of customary closing adjustments was recorded as part of discontinued operations in 2024.

San Nicolás Arrangement

On April 6, 2023, we closed the transaction with Agnico Eagle, forming a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Agnico Eagle agreed to subscribe for a 50% interest in San Nicolás for US$580 million, to be contributed as study and development costs are incurred by San Nicolás.

We concluded that San Nicolás is a joint operation where we share joint control with Agnico Eagle due to the key facts that Teck and Agnico Eagle are obligated for their share of the outputs of the arrangement, and that Teck and Agnico Eagle are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses, and cash flows. As contributions are made by Agnico Eagle to San Nicolás, their incremental contributions will result in an increase in their share ownership and a reduction in our share ownership until Agnico Eagle has achieved a 50% interest in San Nicolás. At December 31, 2024, we had 87% of share ownership and Agnico Eagle had 13%.

In 2024, we recognized a gain of $31 million in other operating income (expense) attributable to Agnico Eagle's incremental contribution. In 2023, we recognized a gain of $5 million in other operating income (expense), attributable to Agnico Eagle's initial subscription and incremental contributions, totalling an aggregate of 9% of the project during 2023.

Quintette Sale Transaction

On February 16, 2023, we closed the transaction with Conuma Resources Limited (Conuma) to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. In exchange for the sale of the Quintette steelmaking coal mine, Conuma agreed to pay in cash $120 million of staged payments over 36 months and an ongoing 25% net profits interest royalty, first payable after Conuma recovers its initial construction investments in Quintette.

We accounted for this transaction by recognizing:
- Cash of $30 million related to a non-refundable deposit and cash received upon closing
- A financial receivable of $69 million recorded as part of financial and other assets, which reflects the fair value of the staged payments at the close of the transaction
- A mineral interest royalty in the amount of $200 million recorded as part of property, plant and equipment that is a non-cash investing transaction and that reflects the fair value of the royalty interest on closing of the transaction; the key facts and circumstances that resulted in concluding the royalty should be accounted for as a mineral interest were the alignment of cash flow risks and returns with the existing mine plan and that payments will only occur during the life of the mine

We recognized a pre-tax gain of approximately $75 million ($50 million after-tax), which was included in discontinued operations upon closing of this transaction.

Mesaba Arrangement

On February 15, 2023, we closed the transaction with PolyMet Mining Corp. (PolyMet), forming a 50:50 joint arrangement to advance PolyMet's NorthMet project and Teck's Mesaba mineral deposit. The joint arrangement is held and operated through a new entity named NewRange Copper Nickel LLC (NewRange).

We concluded that NewRange is a joint operation where we share joint control with PolyMet, due to the key facts that Teck and PolyMet are obligated for their share of the outputs of the arrangement, and that Teck and PolyMet are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses, and cash flows.

We concluded that both parties contributed groups of assets that do not constitute businesses in the formation of the NewRange joint operation, and we recorded $232 million of property, plant and equipment and $16 million of intangibles in a non-cash investing transaction. We have measured the fair value of the assets and liabilities contributed by PolyMet through reference to market share price data, adjusted for transaction-specific factors, which is classified as a Level 3 measurement within the fair value measurement hierarchy.

We recognized a pre-tax gain of approximately $191 million ($142 million after-tax) in other operating income (expense) upon closing of this transaction. The gain was determined by calculating 50% of the fair value of the NorthMet project contributed by PolyMet, less 50% of the carrying value of the Mesaba mineral deposit contributed by Teck.

Fort Hills Sale Transaction

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor and TEPCA. TEPCA had exercised its right of first refusal to purchase its proportionate share of our Fort Hills interest.

We accounted for this transaction by recognizing:

- Aggregate cash proceeds of approximately $1 billion from Suncor and TEPCA
- A financial liability estimated at $269 million on closing. The current portion of $26 million was recorded as part of trade accounts payable and other liabilities. The non-current portion of $243 million was recorded as part of provisions and other liabilities. This financial liability is related to the remaining term of a downstream pipeline take-or-pay toll commitment.

We recognized a loss of approximately $8 million upon closing of this transaction, which was presented in loss from discontinued operations.

During 2022, we recorded a non-cash, pre-tax asset impairment of $1.2 billion (after-tax $961 million) as a result of the announced sale of our interest in Fort Hills.

Financial Position and Liquidity

Our liquidity remained strong at $11.9 billion as at December 31, 2024, including $7.6 billion of cash. At December 31, 2024, total debt was $5.5 billion and our net debt to net debt-plus-equity ratio[1] was negative 8% compared with 19% at December 31, 2023.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit, including a US$3.0 billion sustainability-linked facility, which was undrawn as at December 31, 2024.

At December 31, 2024, the principal balance of our term notes was approximately US$1.0 billion and we maintained a US$3.0 billion undrawn revolving credit facility. As at December 31, 2024, US$1.9 billion was outstanding under the US$2.5 billion QB project financing facility held by QBSA and Antamina's US$1.0 billion loan facility agreement, of which our 22.5% share is US$225 million, was fully drawn. The Antamina facilities are non-recourse to us and the other Antamina project sponsors.

On October 18, 2024, we reduced the US$4.0 billion sustainability-linked revolving credit facility maturing October 2026 by US$1.0 billion to US$3.0 billion and we extended this facility for a five-year term to October 2029. The facility continues to have pricing adjustments that are aligned with our sustainability performance and strategy. The reduction in the size of the facility was driven by the quality of our balance sheet, confidence in our business outlook and a focus on reducing our financing costs. Our sustainability performance over the term of the facility is measured by greenhouse gas (GHG) intensity, percentage of women in our workforce and safety.

Our outstanding debt and lease liabilities were $5.5 billion at December 31, 2024, compared with $7.6 billion at the end of 2023 and $7.7 billion at the end of 2022. The decrease in 2024 is due to the purchase of US$1.4 billion of our term notes, two semi-annual repayments of US$147 million on the QB project financing, repayment of the loan at Carmen de Andacollo and the derecognition of leases associated with EVR on sale of the steelmaking coal business.

We maintain investment grade ratings of Baa3 and BBB- with stable outlooks from Moody's and S&P, respectively.

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[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Our debt balances and credit ratios are summarized in the following table:

	December 31, 2024	December 31, 2023	December 31, 2022
Term notes	$ 1,044	$ 2,470	$ 2,585
QB2 US$2.5 billion limited recourse project finance facility	1,912	2,206	2,500
Lease liabilities	661	802	422
Carmen de Andacollo short-term loans	–	95	52
Antamina credit facilities	225	225	225
Less unamortized fees and discounts	(32)	(56)	(71)
Debt and lease liabilities (US$ in millions)	$ 3,810	$ 5,742	$ 5,713
Debt and lease liabilities (Canadian $ equivalent)[1]	5,482	7,595	7,738
Less cash and cash equivalents	(7,587)	(744)	(1,883)
Net debt (cash)[2] (A)	$ (2,105)	$ 6,851	$ 5,855
Equity (B)	$ 27,096	$ 28,292	$ 26,511
Net debt to net debt-plus-equity ratio[2] (A/(A+B))	(8)%	19%	18%
Net debt to adjusted EBITDA ratio[2]	(0.7)x	1.1x	0.6x
Weighted average coupon rate on the term notes	5.6%	5.4%	5.3%

Notes:
1. Translated at period end exchange rates.
2. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

At December 31, 2024, the weighted average maturity of our term notes is approximately 14.1 years and the weighted average coupon rate is approximately 5.6%.

Our cash balance increased significantly in 2024 with receipt of proceeds on closing of the sale of the steelmaking coal business. Our cash position increased from $744 million at the end of 2023 to $7.6 billion at December 31, 2024. Cash flow from operations was $2.8 billion in 2024. Significant cash outflows in 2024 included $2.3 billion of capital expenditures, of which $970 million related to the QB2 project, $373 million of capitalized production stripping costs, $514 million of dividends, $1.2 billion of share buybacks and $863 million of interest and finance charges, primarily on our outstanding debt. Significant inflows during 2024 included $652 million of QB advances from SMM/SC, $1.7 billion from the sale of a minority stake of our interest in our steelmaking coal business to NSC and POSCO, and cash proceeds of approximately $9.9 billion from the sale of our remaining 77% interest in our steelmaking coal business to Glencore.

Borrowing under our primary committed revolving credit facility is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. Our US$3.0 billion sustainability-linked facility does not contain an earnings- or cash flow-based financial covenant, a credit rating trigger or a general material adverse borrowing condition. The only financial covenant under our credit agreements is a requirement for our net debt to capitalization ratio not to exceed 60%. Following the sale of the steelmaking coal business in July 2024, cash and cash equivalents have increased significantly and have resulted in us being in a net cash[1] position. Therefore, we do not exceed the required net debt to capitalization ratio at December 31, 2024.

In addition to our US$3.0 billion sustainability-linked facility, we maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. At December 31, 2024, we had $1.5 billion of letters of credit outstanding. We also had $441 million in surety bonds outstanding at December 31, 2024, mostly to support current and future reclamation obligations. At December 31 2023, $1.5 billion of outstanding letters of credit and $758 million of outstanding surety bonds related to EVR. These were cancelled in conjunction with the closing of the sale of our steelmaking coal business on July 11, 2024.

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Under the terms of the silver streaming agreement relating to Antamina, if there is an event of default under the agreement or Teck insolvency, Teck Base Metals Ltd., our subsidiary that holds our interest in Antamina, is restricted from paying dividends or making other distributions to Teck to the extent that there are unpaid amounts under the agreement. In addition, the QB2 project finance arrangements include customary restrictions on the payment of dividends and other distributions from the project company until project completion has been achieved; such distributions are also subject to compliance with certain other conditions.

Early repayment of borrowings under our US$3.0 billion credit facility, outstanding public debt and the QB2 project finance arrangements may be required if an event of default under the relevant agreement occurs. In addition, we are required to offer to repay indebtedness outstanding under our revolving credit facility and certain of our public debt in the event of a change of control, as determined under the relevant agreements.

Capital Allocation Framework

Our capital allocation framework describes how we allocate funds to sustaining and growth capital, maintaining solid investment grade credit metrics and returning excess cash to shareholders. This framework reflects our intention to make additional returns to shareholders by supplementing our base dividend with at least an additional 30% of available cash flow after certain other repayments and expenditures have been made. For this purpose, we define available cash flow (ACF) as cash flow from operating activities after interest and finance charges, lease payments and distributions to non-controlling interests less: (i) sustaining capital and capitalized production stripping; (ii) committed growth capital; (iii) any cash required to adjust the capital structure to maintain solid investment grade credit metrics; (iv) our base $0.50 per share annual dividend; and (v) any share repurchases executed under our annual buyback authorization. Proceeds from any asset sales may also be used to supplement available cash flow. Any additional cash returns may be made through share repurchases and/or supplemental dividends depending on market conditions at the relevant time.

Our results can be highly variable, as they are dependent on commodity prices and various other factors. Investors should not assume that there will be available cash or any supplemental returns in any given year.

On closing of the sale of the steelmaking coal business, we announced our intention to allocate the transaction proceeds consistent with Teck's Capital Allocation Framework. This included the repurchase of up to $2.75 billion of Class B subordinate voting shares, a one-time supplemental dividend of $0.50 per share, a debt reduction program of up to $2.75 billion, funding retained for our value-accretive copper growth projects, and approximately $1.0 billion for final taxes and transaction costs. Combined with the $500 million share buyback announced in February 2024, total cash returns to shareholders of $3.5 billion from the sale of the steelmaking coal business were authorized.

In 2024, we returned cash to shareholders through dividends and share buybacks. We paid dividends of $514 million in 2024, comprised of a $257 million supplemental dividend and $257 million of base dividends. During 2024 we also purchased $1.25 billion of our Class B subordinate voting shares. Since 2020, we have returned $4.9 billion to shareholders, including $3.1 billion of Class B subordinate voting share buybacks.

On February 19, 2025, the Board approved the payment of our quarterly base dividend of $0.125 per share payable on March 31, 2025 to shareholders of record on March 14, 2025.

Operating Cash Flow

Cash flow from operations in 2024 was $2.8 billion compared with $4.1 billion in 2023 and $8.0 billion in 2022. Cash flow from operations was lower in 2024 compared with 2023, as the cash flows from the steelmaking coal business were included up to July 11, 2024, compared with a full year of cash flows included in 2023. In 2024, cash flow from operations for discontinued operations was $2.4 billion, compared to $4.6 billion in 2023. In addition, cash flow from operations in 2024 included income tax payments totalling $1.8 billion, of which $1.1 billion related to previously deferred Canadian income taxes associated with our Canadian steelmaking coal and copper operations in 2022 and final taxes associated with our 2023 earnings. This compares with income tax payments of $990 million in 2023.

Changes in non-cash working capital items resulted in a use of cash of $276 million in 2024 compared with $543 million in 2023. The use of cash in 2024 primarily related to the reduction of accounts payable, partly offset by lower trade receivables and inventory levels. This compares to 2023 when there was an increase in supplies inventories at QB as a result of the ramp-up of operations.

Investing Activities

Expenditures on property, plant and equipment were $2.3 billion in 2024, including $1.4 billion on growth projects, of which $970 million related to the QB2 project, and $836 million on sustaining capital. The largest component of sustaining capital expenditures was $350 million at our QB Operations, $144 million at Antamina and $106 million at our Trail Operations.

Demobilization of the QB2 project was completed and substantially all capital contracts were closed out and accrued for at the end of the third quarter of 2024 within our previously disclosed guidance range of US$8.6 to US$8.8 billion for the project. Our 2024 development capital expenditures for QB2 of CAD$970 million were impacted by a weaker Canadian dollar, but were within our previously disclosed guidance range for 2024 of US$500 to US$700 million.

Capitalized production stripping costs were $373 million in 2024 compared with $455 million in 2023. The majority of these costs are associated with the advancement of pits for future production at our operations. The reduction in capitalized production stripping costs in 2024 reflected the near completion of the current phase of waste stripping in the Lornex pit at Highland Valley Copper.

Capital expenditures for 2024 are summarized in the table on page 43.

Expenditures on investments and other assets in 2024 were $68 million and included $23 million for intangible and other assets, and $39 million for marketable securities.

In 2024, we received total cash proceeds of $11.6 billion from the sale of our steelmaking coal business to Glencore and NSC/POSCO. In 2023, we received cash proceeds of approximately $1.0 billion from the sale of our 21.3% interest in Fort Hills.

Proceeds from interest and dividend income were $194 million in 2024, $97 million in 2023 and $49 million in 2022.

Financing Activities

In 2024, debt proceeds totalled $77 million, while debt repayments totalled $2.5 billion (US$1.8 billion). Debt repayments included the purchase of US$1.4 billion of our public notes through a bond tender offer and open market repurchases, the repayment of US$120 million of short-term loans at Carmen de Andacollo, and scheduled semi-annual repayments totalling US$294 million on the QB project financing facility.

In 2024, we purchased US$1.4 billion aggregate principal amount of our outstanding term notes pursuant to the cash tender offers made on July 4, 2024, and through open market purchases in the third and fourth quarters of 2024. The total principal amount of the notes purchased comprised US$360 million of the 3.9% notes due 2030, US$149 million of the 6.125% notes due 2035, US$279 million of the 6.0% notes due 2040, US$151 million of the 6.25% notes due 2041, US$228 million of the 5.2% notes due 2042 and US$259 million of the 5.4% notes due 2043. The total cash cost of the purchases was $2.0 billion (US$1.4 billion), which was funded from cash on hand.

In 2023, debt proceeds totalled $230 million, while debt repayments totalled $710 million. Debt proceeds primarily related to short-term loans at Carmen de Andacollo. Debt repayments included the redemption of the 3.75% notes at maturity for US$108 million, the first and second semi-annual repayments of US$147 million of the QB2 project financing facility made on June 15, 2023 and December 15, 2023, and repayments of our short-term loans at Carmen de Andacollo.

In 2022, debt proceeds totalled $569 million, while debt repayments totalled $1.3 billion. Debt proceeds in 2022 included $315 million drawdown on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. The facility was fully drawn in April 2022. Debt proceeds also included $63 million final drawdown on Antamina's loan agreement. The loan agreement was fully drawn during the first quarter of 2022, with our share being US$225 million. Debt repayments in 2022 included the redemption of our US$150 million 4.75% note for $187 million and the purchase of US$650 million of our public notes in a waterfall tender for $892 million.

During 2024, we paid $514 million in respect of our regular annual base dividend of $0.50 per share or $257 million and an additional one-time supplemental dividend of $0.50 per share or $257 million.

In 2024, we purchased approximately 19.3 million Class B shares for cancellation at a cost of $1.25 billion under our normal course issuer bid.

Quarterly Profit and Cash Flow

($ in millions except per share data)	2024				2023			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$ 2,786	$ 2,858	$ 1,802	$ 1,619	$ 1,843	$ 1,989	$ 1,265	$ 1,379
Gross profit	$ 542	$ 478	$ 418	$ 169	$ 152	$ 261	$ 310	$ 389
Profit (loss) attributable to shareholders	$ 399	$ (699)	$ 363	$ 343	$ 483	$ 276	$ 510	$ 1,140
Basic earnings (loss) per share	$ 0.78	$ (1.35)	$ 0.70	$ 0.66	$ 0.93	$ 0.53	$ 0.98	$ 2.22
Diluted earnings (loss) per share	$ 0.78	$ (1.35)	$ 0.69	$ 0.65	$ 0.92	$ 0.52	$ 0.97	$ 2.18
Cash flow from operations	$ 1,288	$ 134	$ 1,326	$ 42	$ 1,126	$ 736	$ 1,130	$ 1,092

Gross profit from our copper segment increased to $299 million in the fourth quarter, compared with $81 million a year ago. The increase in gross profit was due to higher copper prices and substantially higher sales volumes, partly offset by the depreciation of QB assets, which commenced at the start of 2024. In addition, in the same period last year, gross profit was impacted by elevated operating costs at QB during the early stages of production ramp-up in fourth quarter of 2023.

Record quarterly copper production of 122,100 tonnes was achieved in the fourth quarter, an increase of 18% from the same period last year, with the increase driven by the continued quarter-over-quarter increase in QB's production. QB produced 60,700 tonnes of copper production in the fourth quarter compared with 52,500 tonnes in the third quarter of 2024, and 34,300 tonnes in the fourth quarter last year. The increase in QB production was partially offset by lower production from Antamina as a result of lower grades, as anticipated, as well as reduced mill throughput, as expected, and unplanned maintenance.

Gross profit from our zinc segment increased to $243 million in the fourth quarter compared with $71 million a year ago, due to higher zinc prices, increased sales volumes of zinc in concentrate due to timing of shipments, lower zinc treatment charges and higher by-product revenues.

Zinc production at Red Dog in the fourth quarter decreased by 17% from a year ago to 128,400 tonnes, while lead production remained consistent at 25,300 tonnes. Zinc production decreased as a result of lower grades, as expected in the mine plan, and lower mill throughput resulting from a planned maintenance shutdown. Trail Operations' refined zinc production in the fourth quarter was 62,100 tonnes, 7,800 tonnes lower than a year ago, following the fire at the zinc electrolytic plant in late September. Full repairs to the electrolytic plant are expected to be completed by the end of first quarter of 2025.

Our profitability improved significantly in the fourth quarter compared to the same period a year ago primarily as a result of higher base metal prices and increased copper and zinc in concentrate sales volumes. These items were partly offset by higher finance expense and depreciation and amortization expense due to the depreciation of the QB assets and no longer capitalizing interest on the QB2 project, starting in 2024, as anticipated. In the fourth quarter, our profit from continuing operations attributable to shareholders was $385 million compared with a $167 million loss from continuing operations attributable to shareholders in the fourth quarter of 2023, as profitability last year was impacted by elevated operating costs at QB during the initial ramp-up phase.

Operating cash flows from continuing operations in the fourth quarter were $1.3 billion compared with an outflow of $15 million a year ago. Our improved cash flow from operations compared with a year ago reflects higher copper and zinc prices, increased sales volumes and contributions from QB, and a significant reduction in working capital.

During the fourth quarter, changes in working capital items resulted in a source of cash of $757 million. The change was mainly due to a decrease in our trade receivables balances, particularly at Red Dog, relating to the timing of sales. This compares with a $45 million source of cash in the fourth quarter of 2023.

Outlook

The sales of our products are denominated in U.S. dollars, while a large portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our capital costs and operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2024, we did not have any of our U.S. dollar denominated debt designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result of our substantial cash balance, which is largely held in U.S. dollars, following the receipt of proceeds from the sale of EVR and the reduction in our U.S. dollar debt in the third quarter of 2024, we expect to be subject to an increased amount of U.S./Canadian dollar exchange rate exposure. Resulting gains or losses on this increased exposure to the U.S. dollar on our U.S. cash balances will be recorded through the income statement.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, may have an impact on demand and prices for our commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

The potential imposition of tariffs and countervailing restrictions between the U.S. and Canada is a fluid and rapidly evolving situation that is being closely monitored by Teck. We primarily sell refined zinc and lead, and specialty metals such as germanium, indium, and sulphur products from Canada into the U.S. from our Trail Operations in B.C. Teck does not currently sell our copper or zinc concentrate into the U.S. We will continue to actively monitor the situation and work to mitigate any potential impacts on our business.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annualized adjusted profit (loss) from continuing operations attributable to shareholders[1] and adjusted EBITDA[1] to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2025 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.40, is as follows. Our U.S. dollar exchange sensitivity excludes foreign exchange gain/losses on our U.S. dollar cash and debt balances as these amounts are excluded from our adjusted profit from continuing operations attributable to shareholders[1] and adjusted EBITDA[1] calculations.

---

[1] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

	2025 Mid-Range Production Estimates[1]	Change	Estimated Effect of Change On Adjusted Profit (Loss) from Continuing Operations Attributable to Shareholders[2,4] ($ in millions)	Estimated Effect on Adjusted EBITDA[2,4] ($ in millions)
US$ exchange		CAD$0.01	$ 23	$ 51
Copper (000's tonnes)	527.5	US$0.01/lb.	$ 8	$ 15
Zinc (000's tonnes)[3]	760.0	US$0.01/lb.	$ 8	$ 11

Notes:
1. Production estimates are subject to change based on market and operating conditions.
2. The effect on our adjusted profit (loss) from continuing operations attributable to shareholders and on adjusted EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of adjusted profit (loss) from continuing operations attributable to shareholders and adjusted EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3. Zinc includes 210,000 tonnes of refined zinc and 550,000 tonnes of zinc contained in concentrate.
4. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Guidance

Our guidance for 2025 is unchanged from our guidance released on January 20, 2025. The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned operational shutdowns and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production guidance volumes and any variances from estimated production ranges will impact unit costs. Our disclosed guidance ranges for capital expenditures do not include post-sanction capital expenditures for the unsanctioned near-term growth projects noted above. Our disclosed production guidance ranges also do not include the production associated with these unsanctioned projects. Guidance will be updated at the time a sanction decision is made.

We remain highly focused on managing our controllable operating expenditures. Our underlying key mining drivers, such as strip ratios and haul distances, remain relatively stable. Inflation on key input costs, including the cost of certain key supplies and mining equipment, labour and contractors, and changing diesel prices, is included in our 2025 annual capital expenditure, capitalized stripping and unit cost guidance. Our unit cost guidance for 2025 reflects actions taken across our operations to reduce costs, and embedding our management operating system across our operations to improve consistency and efficiency.

As a result of structural cost reductions across our business, we expect our 2025 general and administration and research and innovation costs to decrease by approximately 15% and 35%, respectively, compared to 2024. This excludes investment in the implementation of a new enterprise resource planning (ERP) system across the company, which we expect to commence in 2025. This will be a multi-year program and capital costs associated with this investment for the first year are included in our 2025 guidance, outlined below. Certain costs associated with the ERP implementation will be expensed.

Based on our current elevated cash and cash equivalents balance as a result of the receipt of proceeds from the sale of the steelmaking coal business, we expect to have higher investment interest income for the foreseeable future.

Production Guidance

Total copper production in 2025 is expected to increase to between 490,000 and 565,000 tonnes compared to 446,000 tonnes produced in 2024. Our 2025 annual QB production is expected to increase to between 230,000 and 270,000 tonnes in 2025. We had scheduled planned maintenance in January 2025 for minor modifications; however, we extended the scheduled shutdown to 18 days to conduct maintenance and reliability work, and to complete additional tailings lifts as part of the operational ramp-up. At HVC, production is expected to increase significantly in 2025 as mining continues in the Lornex pit, releasing ore that is both higher grade (more metal) and softer (higher mill throughput). These factors combined will more than offset expected lower recovery rates associated with the Lornex ore.

Total zinc in concentrate production in 2025 is expected to be between 525,000 and 575,000 tonnes, compared to 615,900 tonnes in 2024. We expect lead production from Red Dog to be between 85,000 and 105,000 tonnes in 2025. We expect Trail Operations to produce between 190,000 and 230,000 tonnes of refined zinc in 2025. Refined lead and silver production at Trail are expected to be similar to prior years, but will fluctuate as a result of concentrate feed source optimization.

Production Guidance

The table below shows our share of production of our principal products for 2024, our guidance for production in 2025 and our guidance for production for the following three years.

Units in thousand tonnes	2024	2025 Guidance	2026 Guidance	2027 Guidance	2028 Guidance
Principal Products					
Copper[1,2]					
Quebrada Blanca	**207.8**	230 – 270	280 – 310	280 - 310	270 - 300
Highland Valley Copper	**102.4**	135 - 150	130 – 150	120 – 140	70 - 90
Antamina	**96.1**	80 – 90	95 – 105	85 – 95	80 - 90
Carmen de Andacollo	**39.7**	45 – 55	45 - 55	45 – 55	35 - 45
	446.0	490 - 565	550 - 620	530 - 600	455 - 525
Zinc[1,2,3]					
Red Dog	**555.6**	430– 470	410 - 460	365 – 400	290 - 320
Antamina	**60.3**	95 – 105	55 – 65	35–45	45 – 55
	615.9	525 – 575	465 – 525	400 - 445	335 – 375
Refined Zinc					
Trail Operations	**256.0**	190 – 230	260 – 300	260 – 300	260 – 300
Other Products					
Lead[1]					
Red Dog	**109.1**	85 – 105	70 – 90	60 – 80	50 - 65
Molybdenum[1,2]					
Quebrada Blanca	**0.6**	3.0 – 4.5	6.4 – 7.6	7.0 – 8.0	6.0 – 7.0
Highland Valley Copper	**0.9**	1.6 – 2.1	2.3 – 2.8	2.7 – 3.2	1.8 – 2.4
Antamina	**1.8**	0.5 – 0.8	0.7 – 1.0	0.9 – 1.2	0.4 – 0.6
	3.3	5.1 – 7.4	9.4 – 11.4	10.6 – 12.4	8.2 - 10.0

Notes:
1. Metal contained in concentrate.
2. We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate ownership interest in this operation.
3. Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

Sales Guidance

The table below shows our Q4 2024 sales volumes and our sales guidance for the first quarter of 2025 for zinc in concentrate sales at Red Dog.

	Q4 2024	Q1 2025 Guidance
Zinc (thousand tonnes)[1]		
Red Dog	184	75 – 90

Note:
1. Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for 2024 and our guidance for unit costs for selected products in 2025.

(Per unit costs)	2024	2025 Guidance
Copper[1]		
Total cash unit costs[4] (US$/lb.)	2.54	2.05 – 2.35
Net cash unit costs[3,4] (US$/lb.)	2.20	1.65 – 1.95
Zinc[2]		
Total cash unit costs[4] (US$/lb.)	0.61	0.65 – 0.75
Net cash unit costs[3,4] (US$/lb.)	0.39	0.45 – 0.55

Notes:
1. Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2025 assumes a zinc price of US$1.25 per pound, a molybdenum price of US$20 per pound, a silver price of US$30 per ounce, a gold price of US$2,400 per ounce, a Canadian/U.S. dollar exchange rate of $1.40 and a Chilean peso/U.S. dollar exchange rate of 950.
2. Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2025 assumes a lead price of US$0.95 per pound, a silver price of US$30 per ounce and a Canadian/U.S. dollar exchange rate of $1.40. By-products include both by-products and co-products.
3. After co-product and by-product margins.
4. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Capital Expenditure Guidance

Our 2025 capital expenditures are expected to decrease from 2024 following completion of construction of the QB2 project in 2024. The decrease is expected to be partially offset by capital expenditures to progress our near-term copper growth strategy. The capital required for our near-term growth projects is dependent on the timing of permit approvals and completion of studies and detailed engineering work prior to potential sanction decisions. Post-sanction expenditures are not included in our capital expenditure guidance below for 2025.

Our sustaining capital and capitalized production stripping expenditures are expected to be between $1.0 and $1.2 billion, in line with our previously disclosed guidance for our current portfolio of operating assets. Our 2025 sustaining capital expenditure in 2025 is expected to be between $750 and $845 million, of which $600–$670 million relates to our copper business and $150–$175 million relates to our zinc business. Capitalized production stripping costs in 2025 are expected to be between $260 and $300 million.

In 2025, we anticipate investing approximately US$430–$485 million (Teck's share) in copper growth capital expenditures, including approximately US$100–$110 million for HVC MLE and US$220–$240 million for Zafranal. Both projects are currently focused on advancing detailed engineering, design and project execution planning, which are critical steps in meeting our investment requirements for full project sanctioning. For Zafranal, in addition to engineering and planning activities, we will proceed with advanced early works in 2025 to enable construction to start when the project is sanctioned.

Our remaining copper growth capital expenditures are expected to be deployed to continue to progress our industry-leading copper growth pipeline of medium- to long-term projects, including Galore Creek, Schaft Creek, NewRange and NuevaUnión. These investments reflect our commitment to disciplined capital allocation, ensuring that we are well-positioned to advance these growth initiatives efficiently and in alignment with our long-term copper strategy.

Our 2025 growth capital expenditure guidance for zinc primarily relates to the construction of an all-season access road at Red Dog to more efficiently drill the Anarraaq and Aktigiruq deposits, progressing the potential for mine life extension.

The table below reports our capital expenditures for 2024 and our guidance for capital expenditure in 2025.

(Teck's share in $ millions)		2024		2025 Guidance
Sustaining				
Copper	$	654	$	600 – 670
Zinc		182		150 – 175
	$	836	$	750 - 845
Growth				
Copper[1]	$	1,323	$	740 – 830
Zinc		80		135 – 150
	$	1,403	$	875 - 980
Total				
Copper	$	1,977	$	1,340 – 1,500
Zinc		262		285 - 325
Corporate		23		25 - 40
ERP[2]		–		80 - 100
Total before partner contributions	$	2,262	$	1,730 – 1,965
Estimated partner contributions to capital expenditures		(375)		(150) – (170)
Total, net of partner contributions	$	1,887	$	1,580 – 1,795

Notes:
1. Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting for Highland Valley Copper MLE, San Nicolás and Zafranal. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión. 2024 growth capital includes QB2 project capital costs of $970 million.
2. ERP spending reflects expected 2025 capital investment only.

Capital Expenditure Guidance — Capitalized Production Stripping

(Teck's share in CAD$ millions)		2024		2025 Guidance
Capitalized Production Stripping				
Copper	$	290	$	195 – 225
Zinc		83		65 – 75
	$	373	$	260 – 300

Other Information

Climate Change and Carbon Pricing

As part of ongoing global efforts to address climate change, regulations to control greenhouse gas emissions are evolving. Regulatory uncertainty and resulting uncertainty regarding the costs of technology required to comply with current or anticipated regulations make it difficult to predict the ultimate costs of compliance.

Our operations in British Columbia were previously subject to the provincial *Carbon Tax Act*. On April 1, 2024, the Province of British Columbia transitioned the regulation of industrial facility GHG emissions from the *Carbon Tax Act* to an Output-Based Pricing System (OBPS). Under the OBPS, industrial facilities whose emissions exceed their permitted amounts will have a compliance obligation. OBPS compliance obligations will be met through payments or the use of offsets or credits.

We may in the future face similar emissions regulation or taxation for our activities in other jurisdictions. Similarly, customers of some of our products may also be subject to new emissions costs or taxation in the future in the jurisdictions where the products are ultimately used.

We are taking action to reduce greenhouse gas emissions by improving our energy efficiency and implementing low-carbon technologies at our operations where feasible. In 2020, we announced our target to achieve net-zero Scope 1 and 2 greenhouse gas emissions across our operations by 2050. In 2022, we expanded our existing climate action strategy to include a new short-term goal to achieve net-zero Scope 2 greenhouse gas emissions by the end of 2025 and an ambition to achieve net-zero Scope 3 greenhouse gas emissions by 2050. The cost of progressively reducing our Scope 1 and Scope 2 emissions in accordance with our publicly stated carbon reduction targets through carbon reduction activities or by acquiring the equivalent amount of future credits (to the extent permitted by regulation) is a function of several evolving factors, including technology development and the pace of commercialization, the regulatory environment for subsidies and incentives, and the markets for carbon credits and offsets.

We have established a set of actions that progress our decarbonization goals and ambitions. Our objective is to deliver significant and cost-competitive emissions reductions. We routinely evaluate existing and emerging abatement opportunities as the pace of low-carbon technology maturation continues to accelerate, and as options that were not feasible a few years ago approach commercialization. Our Scope 3 ambition is a commitment made by Teck, supported with actions, to achieve an outcome where there is no current pathway and where Teck's ability to achieve the outcome is subject to assumptions, uncertainties and limiting factors. Since Scope 3 emissions are those that occur within our supply chain, their management is outside of Teck's direct control, limiting our ability to manage them. Across our Scope 3 emissions, advancements in technology and the commercial viability of low- or no-carbon solutions will be required to achieve net-zero emissions. We intend to continue to monitor our ability to achieve progress towards this ambition as the situation evolves.

Financial Instruments and Derivatives

We hold a number of financial instruments, derivatives and contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income in the year and profit for the period, as appropriate. The most significant of these instruments are investments in marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming arrangements, QB2 variable consideration to IMSA and Codelco and settlement receivables. All are subject to varying rates of taxation, depending on their nature and jurisdiction. Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 34 in our 2024 audited annual consolidated financial statements.

Areas of Judgment and Estimation Uncertainty

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our consolidated financial statements are outlined below. While the sale of the steelmaking coal business was completed in 2024, balance sheet amounts for 2023 and profit from discontinued operations for both 2023 and 2024 are disclosed in our consolidated financial statements. Therefore, we have continued to disclose the areas of judgment and estimation uncertainty that are applicable to the steelmaking coal business.

In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2024 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, operating results, mine plans and operating plans.

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we identified impairment indicators at our Trail Operations cash-generating unit (Trail CGU) and consequently performed an impairment test.

At December 31, 2023, as a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of our expected consideration to be received in the sale of the steelmaking coal business transactions, we performed an impairment test for our steelmaking coal group of CGUs.

Property, Plant and Equipment — Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management.

We consider several factors when assessing the timing of when assets become available for use, the most significant of which are the status of asset commissioning and whether the assets are capable of operating near design capacity to ensure a reliable and consistent throughput rate to produce the expected quantity of outputs.

QB consists of property, plant and equipment that become available for use at different dates. In December of 2023, the majority of the assets related to QB became available for use. In May of 2024, the shiploading and related infrastructure at QB became available for use. The molybdenum plant at QB is not yet operating at the level as intended by management and therefore was not available for use as at December 31, 2024.

In June of 2024, the KIVCET boiler at our Trail Operations became available for use.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina, NewRange and San Nicolás are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For Antamina, NewRange and San Nicolás, we take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

Assets Held for Sale

Judgment is required in assessing whether certain assets are considered as held for sale as at the balance sheet date. For non-current assets and disposal groups to be considered as held for sale, the asset or disposal group must be available for immediate disposal, by sale or otherwise, in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups, and its sale must be highly probable. Exercising judgment includes considering the likelihood of obtaining requisite approvals.

b) Sources of Estimation Uncertainty

Impairment Testing

For required impairment testing, discounted cash flow models are used to determine the recoverable amount of respective CGUs. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets.

Significant assumptions used in preparing the discounted cash flow model for our Quebrada Blanca CGU goodwill impairment test include commodity prices, reserves and resources, mine production, operating costs, capital expenditures, discount rate and the fair value per pound of copper equivalent used in the determination of the *in situ* value.

Significant assumptions used in preparing the discounted cash flow model for our Trail CGU impairment test in 2024 include the long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, U.S. dollar to Canadian dollar foreign exchange rates, zinc production rates, operating costs, capital costs and discount rate.

Our financial statements outline the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management's best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the consolidated statements of income (loss) and the resulting carrying values of assets.

Impairment Testing - Trail CGU – 2024

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we identified impairment indicators at our Trail Operations cash-generating unit (Trail CGU) and consequently performed an impairment test. Using a discounted cash flow model to estimate the FVLCD (fair value less costs of disposal), the estimated post-tax recoverable amount of the Trail CGU of $666 million was lower than our carrying value. As a result, we recorded a non-cash, pre-tax asset impairment for our Trail CGU of $1.1 billion (after-tax $828 million). The impairment affected the profit (loss) of our zinc reportable segment and our corporate activities.

Key assumptions used in the analysis included the long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, U.S. dollar to Canadian dollar foreign exchange rates, zinc production rates, operating costs, capital costs and discount rate. The discount rate used was 5.5%. The FVLCD estimates are classified as a Level 3 measurement within the fair value measurement hierarchy.

Impairment Testing – Steelmaking Coal Group of CGUs – 2023

As at December 31, 2023, as a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of our expected consideration to be received in the sale of the steelmaking coal business transactions, we performed an impairment test for our steelmaking coal group of CGUs. We estimated the recoverable amount based on the consideration expected to be received from the sale transactions. In performing this impairment test, we used a U.S. dollar to Canadian dollar foreign exchange rate of 1.32 based on the forward curve at December 31, 2023 and updated applicable assumptions including the steelmaking coal price, mine production and operating costs.

The estimated recoverable amount of the steelmaking coal group of CGUs exceeded the carrying amount by approximately $80 million at December 31, 2023. The FVLCD estimates were classified as a Level 3 measurement within the fair value measurement hierarchy.

Annual Goodwill Impairment Testing – Quebrada Blanca CGU

Our Quebrada Blanca CGU has goodwill allocated to it. We performed our annual goodwill impairment testing at October 31, 2024, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses. Cash flow projections in the discounted cash flow model cover the current expected mine life of Quebrada Blanca and a projected expansion, totalling 47 years, with an estimate of *in situ* value applied to the remaining resources. Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time, as the cash flows are significantly affected by the key assumptions described below.

Sensitivity Analysis

The recoverable amount of our Quebrada Blanca CGU exceeded the carrying amount by approximately US$1.8 billion at the date of our annual goodwill impairment testing. The recoverable amount of Quebrada Blanca is most sensitive to the long-term copper price assumption and discount rate assumption. In isolation, a US$0.38 decrease in the long-term real copper price per pound, or a 110 basis points increase in the discount rate would result in the recoverable amount of Quebrada Blanca being equal to its carrying value.

Interrelation of Key Assumptions

The key assumptions used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating costs and capital expenditures. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Quebrada Blanca CGU Goodwill Impairment Assumptions

The following are the key assumptions used in our Quebrada Blanca CGU impairment testing calculations for the years ended December 31, 2024 and 2023.

Commodity Price Assumptions

A long-term real copper price per pound in 2029 of US$4.20 (2023 – long-term real copper price per pound in 2028 of US$3.90) was used in preparing the discounted cash flow model.

Commodity price assumptions use current prices in the initial year and trend to the long-term prices in the information referenced above. Prices are based on a number of factors, including historical data, analyst estimates and forward curves in the near term and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

A discount rate of 7.0% (2023 – 7.0%) was used in preparing the discounted cash flow model. Discount rates are based on market participant mining weighted average costs of capital adjusted for risks specific to the asset, where appropriate.

Reserves and Resources and Mine Production

Future mineral production is included in projected cash flows based on plant capacities, reserve and resource estimates, and related exploration and evaluation work undertaken by appropriately qualified persons.

In situ *value*

The fair value of resources beyond production included in the discounted cash flow model are estimated on a fair value per pound on a copper equivalent basis using available comparable market data.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of the operation, and the risks associated with the operation. Future capital expenditures are based on management's best estimate of expected future capital requirements, with input from management's experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, *Standards of Disclosure for Mineral Projects*. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates, using information available at the balance sheet date, that are developed by management's experts. DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded, and the consolidated statements of income (loss) may be affected.

Financial Liabilities

We have a financial liability for the preferential dividend stream from QBSA to Codelco. This financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) to QBSA, which affects the timing of when QBSA repays the loans. A floating interest rate is used based on the Secured Overnight Financing Rate (Term SOFR) plus an applicable margin. To the extent these significant inputs differ from our estimates, adjustments will be recorded and the consolidated statements of income (loss) will be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our consolidated financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax assessment.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

Adoption of New Accounting Standards and Accounting Developments

New IFRS Accounting Standards and Amendments

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, *Presentation of Financial Statements* titled *Non-current Liabilities with Covenants*. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period, including incremental disclosures regarding covenants. These amendments to IAS 1 override and incorporate the previous amendments, *Classification of Liabilities as Current or Non-current*, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were effective for annual periods beginning on or after January 1, 2024 and adoption of these amendments did not have an effect on amounts recognized in our consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued *Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7*. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the "own use" requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company's financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The clarifications regarding the "own use" requirements are applied retrospectively, but the guidance permitting hedge accounting is applied prospectively to new hedging relationships designated on or after the date of initial application. We are currently assessing the effect of these amendments on our consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued *Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7*. These amendments updated classification and measurement requirements in IFRS 9 *Financial Instruments* and related disclosure requirements in IFRS 7 *Financial Instruments: Disclosures*. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. We are currently assessing the effect of these amendments on our consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, *Presentation and Disclosure in Financial Statements* (IFRS 18), which replaces IAS 1, *Presentation of Financial Statements*. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management's view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. We are currently assessing the effect of this new standard on our consolidated financial statements.

Outstanding Share Data

As at February 19, 2025, there were approximately 495.7 million Class B subordinate voting shares and 7.6 million Class A common shares outstanding. In addition, there were approximately 5.3 million share options outstanding with exercise prices ranging between $5.34 and $70.34 per share. More information on these instruments, and the terms of their conversion, is set out in Note 29 in our 2024 audited annual consolidated financial statements.

The Toronto Stock Exchange (TSX) accepted our notice of intention to make a normal course issuer bid (NCIB) to purchase up to 40 million Class B shares during the period starting November 22, 2024 and ending November 21, 2025, representing approximately 7.9% of the outstanding Class B shares, or 8.0% of the public float, as at November 8, 2024.

Teck is making the normal course issuer bid because it believes that the market price of its Class B subordinate voting shares may, from time to time, not reflect their underlying value and that the share buyback program may provide value by reducing the number of shares outstanding at attractive prices. Any purchases made under the NCIB will be through the facilities of the TSX, the New York Stock Exchange or other alternative trading systems in Canada and the United States, if eligible, or by such other means as may be permitted under applicable securities laws, including private agreements under an issuer bid exemption order or block purchases in accordance with applicable regulations. Any purchases made by way of private agreement under an applicable exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price, as provided for in such exemption order.

Under the TSX rules, except pursuant to permitted exceptions, the number of Class B shares purchased on the TSX on any given day will not exceed 296,920 Class B shares, which is 25% of the average daily trading volume for the Class B shares on the TSX during the six-month period ended October 31, 2024 of 1,187,683, calculated in accordance with the TSX rules. The actual number of Class B shares to be purchased and the timing of any such purchases will generally be determined by us from time to time as market conditions warrant. In addition, we may from time to time repurchase Class B shares under an automatic securities repurchase plan, which will enable purchases during times when we would typically not be permitted to purchase our shares due to regulatory or other reasons. All repurchased shares will be cancelled. During Teck's previous normal course issuer bid, which commenced on November 22, 2023, and ended on November 21, 2024, Teck purchased 18,062,775 Class B subordinate voting shares at an average purchase price of $62.75 per share. Teck sought and received approval to purchase up to 40 million Class B subordinate voting shares under the previous normal course issuer bid. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300–550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

Contractual and Other Obligations

($ in millions)	Less than 1 Year	2–3 Years	4–5 Years	More than 5 Years	Total
Debt – Principal and interest payments	$ 690	$ 1,542	$ 1,088	$ 2,944	**$ 6,264**
Leases – Principal and interest payments[1]	180	255	943	222	**1,600**
Codelco preferential dividend liability	–	–	494	219	**713**
QB2 advances from SMM/SC and estimated interest payments	372	700	600	5,194	**6,866**
QB2 variable consideration to IMSA	72	68	–	–	**140**
Minimum purchase obligations[2]					
Concentrate, equipment, supply and other purchases	1,823	1,267	84	19	**3,193**
Shipping and distribution	73	116	116	160	**465**
Energy contracts	561	1,060	1,098	7,983	**10,702**
NAB PILT and VIF payments[7]	54	43	–	–	**97**
Pension funding[3]	5	–	–	–	**5**
Other non-pension post-retirement benefits[4]	12	26	29	240	**307**
Decommissioning and restoration provisions[5]	149	350	274	1,555	**2,328**
Other long-term liabilities[6]	38	109	71	80	**298**
Downstream pipeline take-or-pay toll commitment	33	70	75	248	**426**
	$ 4,062	$ 5,606	$ 4,872	$ 18,864	**$ 33,404**

Notes:
1. We lease road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$6 million for the following 15 years and are subject to deferral and abatement for *force majeure* events.
2. The majority of our minimum purchase obligations are subject to continuing operations and *force majeure* provisions.
3. As at December 31, 2024, the company had a net pension asset of $254 million, based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2025 in respect of defined benefit pension plans is $5 million. The timing and amount of additional funding after 2025 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.
4. We had a discounted, actuarially determined liability of $307 million in respect of other non-pension post-retirement benefits as at December 31, 2024. Amounts shown are estimated expenditures in the indicated years.
5. We accrue decommissioning and restoration obligations over the life of our mining operations, and amounts shown are estimated expenditures in the indicated years at present value, assuming credit-adjusted risk-free discount rates between 6.33% and 7.03% and an inflation factor of 2.00%.
6. Other long-term liabilities include amounts for other environmental obligations costs and other liabilities.
7. On April 25, 2017, Teck Alaska entered into a 10-year agreement with the Northwest Arctic Borough (NAB) for payments in lieu of taxes (PILT). Payments under the agreement are based on a percentage of land, buildings and equipment at cost less accumulated depreciation. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025. On April 25, 2017, Teck Alaska entered into a 10-year agreement with the NAB for payments to a village improvement fund (VIF). Payments under the agreement are based on a percentage of earnings before income taxes, with 2017–2025 having minimum payments of $4 million. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025.

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2024. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2024.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2024, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting as at December 31, 2024, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Use of Non-GAAP Financial Measures and Ratios

Our financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders: For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA: EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA: Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization: Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Gross profit margins before depreciation and amortization: Gross profit margins before depreciation and amortization are gross profit before depreciation and amortization, divided by revenue for each respective reportable segment. We believe this measure assists us and readers to compare margins on a percentage basis among our reportable segments.

Total cash unit costs: Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs: Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales: Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products: Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue: Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

Total debt: Total debt is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities.

Net debt (cash): Net debt (cash) is total debt, less cash and cash equivalents. Net cash is the amount by which our cash balance exceeds our total debt balance.

Net debt to net debt–plus–equity ratio: Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio: Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share from continuing operations: Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations: Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Total cash unit costs per pound: Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound: Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound: Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

($ in millions, except per share data)		2024[1]		2023[1]		2022[1]
Profit (loss) from continuing operations attributable to shareholders	$	**(467)**	$	(118)	$	4,089
Add (deduct) on an after-tax basis:						
Asset impairment		**828**		–		952
Loss on debt purchase		**–**		–		42
QB variable consideration to IMSA and Codelco		**32**		95		115
Environmental costs		**3**		88		99
Share-based compensation		**72**		63		181
Labour settlement		**19**		7		36
Commodity derivatives		**(65)**		9		(25)
Foreign exchange (gains) losses		**(137)**		(8)		15
Tax items		**178**		69		–
Loss from discontinued operations		**–**		–		(791)
Other		**142**		84		160
Adjusted profit from continuing operations attributable to shareholders	$	**605**	$	289	$	4,873
Basic earnings (loss) per share from continuing operations	$	**(0.90)**	$	(0.23)	$	7.77
Diluted earnings (loss) per share from continuing operations	$	**(0.90)**	$	(0.23)	$	7.63
Adjusted basic earnings per share from continuing operations	$	**1.17**	$	0.56	$	9.25
Adjusted diluted earnings per share from continuing operations	$	**1.16**	$	0.55	$	9.09

Note:
1. 2024 figures are for continuing operations only. Comparative figures for 2023 for the steelmaking coal segment have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

Reconciliation of Basic Earnings (Loss) per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

(Per share amounts)	2024[1]		2023[1]		2022[1]
Basic earnings (loss) per share from continuing operations	$	**(0.90)**	$ (0.23)	$	7.77
Add (deduct):					
Asset impairment		**1.60**	–		1.81
Loss on debt purchase		**–**	–		0.08
QB variable consideration to IMSA and Codelco		**0.06**	0.18		0.22
Environmental costs		**0.01**	0.17		0.19
Share-based compensation		**0.14**	0.12		0.34
Labour settlement		**0.04**	0.01		0.07
Commodity derivatives		**(0.13)**	0.02		(0.05)
Foreign exchange (gains) losses		**(0.27)**	(0.01)		0.03
Tax items		**0.34**	0.13		–
Loss from discontinued operations		**–**	–		(1.51)
Other		**0.28**	0.17		0.30
Adjusted basic earnings per share from continuing operations	$	**1.17**	$ 0.56	$	9.25

Note:
1. 2024 figures are for continuing operations only. Comparative figures for 2023 for the steelmaking coal segment have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

Reconciliation of Diluted Earnings (Loss) per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

(Per share amounts)	2024[1]		2023[1]		2022[1]
Diluted earnings (loss) per share from continuing operations	$	**(0.90)**	$ (0.23)	$	7.63
Add (deduct):					
Asset impairment		**1.58**	–		1.78
Loss on debt purchase		**–**	–		0.08
QB variable consideration to IMSA and Codelco		**0.06**	0.18		0.21
Environmental costs		**0.01**	0.17		0.18
Share-based compensation		**0.14**	0.12		0.34
Labour settlement		**0.04**	0.01		0.07
Commodity derivatives		**(0.13)**	0.02		(0.05)
Foreign exchange (gains) losses		**(0.26)**	(0.01)		0.03
Tax items		**0.34**	0.13		–
Loss from discontinued operations		**–**	–		(1.48)
Other		**0.28**	0.16		0.30
Adjusted diluted earnings per share from continuing operations	$	**1.16**	$ 0.55	$	9.09

Note:
1. 2024 figures are for continuing operations only. Comparative figures for 2023 for the steelmaking coal segment have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

Reconciliation of EBITDA, Adjusted EBITDA, Net Debt to Adjusted EBITDA and Net Debt to Capitalization Ratio

($ in millions)	2024	2023	2022
Profit from continuing operations before taxes as previously reported	$ (718)	$ 3,944	$ 6,565
Net finance income	719	162	150
Depreciation and amortization	1,726	1,931	1,674
EBITDA	$ 1,727	$ 6,037	$ 8,389
Add (deduct):			
Asset impairment	1,053	–	1,234
Loss on debt purchase	–	–	58
QB variable consideration to IMSA and Codelco	51	156	188
Environmental costs	–	168	128
Share-based compensation	91	107	236
Labour settlement	29	11	52
Commodity derivatives	(90)	12	(35)
Foreign exchange (gains) losses	(146)	29	(15)
EBITDA from discontinued operations	–	–	(811)
Other	218	(153)	144
Adjusted EBITDA[1]	$ 2,933	$ 6,367	$ 9,568
Total debt at year-end	$ 5,482	$ 7,595	$ 7,738
Less: cash and cash equivalents at year-end	(7,587)	(744)	(1,883)
Net debt (cash)	$ (2,105)	$ 6,851	$ 5,855
Debt to adjusted EBITDA ratio	1.9	1.2	0.8
Net debt to adjusted EBITDA ratio	(0.7)	1.1	0.6
Equity attributable to shareholders of the company	$ 26,077	$ 26,988	$ 25,473
Other financial obligations	$ 36	$ 268	$ 441
Adjusted net debt to capitalization ratio	(0.07)	0.20	0.19

Note:
1. Amounts for the years ended December 31, 2023 and December 31, 2022 are as previously reported.

Reconciliation of Gross Profit Before Depreciation and Amortization

($ in millions)	2024	2023	2022
Gross profit	$ 1,607	$ 1,112	$ 8,571
Depreciation and amortization	1,665	861	1,674
Gross profit before depreciation and amortization	$ 3,272	$ 1,973	$ 10,245
Reported as:			
Copper			
Quebrada Blanca	$ 766	$ (61)	$ 8
Highland Valley Copper	471	391	738
Antamina	1,038	899	1,021
Carmen de Andacollo	121	44	73
Other	5	(8)	(3)
	2,401	1,265	1,837
Zinc			
Trail Operations	12	103	(18)
Red Dog	851	611	1,060
Other	8	(6)	2
	871	708	1,044
Steelmaking coal[1]	–	–	7,364
Gross profit before depreciation and amortization	$ 3,272	$ 1,973	$ 10,245

Note:
1. 2024 figures are for continuing operations only. Comparative figures for 2023 for the steelmaking coal segment have been re-presented for the classification of steelmaking coal as a discontinued operation. 2022 figures have not been re-presented.

Copper Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2024	2023[1]	2022[1]
Revenue as reported	$ 5,542	$ 3,425	$ 3,381
Less:			
Quebrada Blanca revenue as reported	–	(595)	(105)
By-product revenue (A)	(507)	(397)	(456)
Smelter processing charges (B)	262	156	140
Adjusted revenue	$ 5,297	$ 2,589	$ 2,960
Cost of sales as reported	$ 4,497	$ 2,713	$ 1,982
Less: Quebrada Blanca cost of sales as reported	–	(737)	(103)
	$ 4,497	$ 1,976	$ 1,879
Less:			
Depreciation and amortization	(1,356)	(472)	(432)
Inventory write-down	(41)	–	–
Labour settlement charges	(29)	(9)	(33)
Other	(31)	–	–
By-product cost of sales (C)	(82)	(125)	(101)
Adjusted cash cost of sales (D)	$ 2,958	$ 1,370	$ 1,313
Payable pounds sold (millions)[1] (E)	924.5	498.0	568.0
Per unit amounts — CAD$/pound			
Adjusted cash cost of sales (D/E)	$ 3.20	$ 2.75	$ 2.31
Smelter processing charges (B/E)	0.28	0.31	0.25
Total cash unit costs — CAD$/pound	$ 3.48	$ 3.06	$ 2.56
Cash margins for by-products — ((A–C)/E)	(0.46)	(0.54)	(0.63)
Net cash unit costs — CAD$/pound	$ 3.02	$ 2.52	$ 1.93
US$ amounts[2]			
Average exchange rate (CAD$ per US$1.00)	$ 1.37	$ 1.35	$ 1.30
Per unit amounts — US$/pound			
Adjusted cash cost of sales	$ 2.34	$ 2.04	$ 1.78
Smelter processing charges	0.20	0.23	0.19
Total cash unit costs — US$/pound	$ 2.54	$ 2.27	$ 1.97
Cash margins for by-products	(0.34)	(0.40)	(0.48)
Net cash unit costs — US$/pound	$ 2.20	$ 1.87	$ 1.49

Notes:
1. Excludes Quebrada Blanca in 2023 and 2022.
2. Average period exchange rates are used to convert to US$ per pound equivalent.

Copper Unit Cost Reconciliation, Excluding QB[1]

(CAD$ in millions, except where noted)	2024	2023	2022
Revenue as reported	$ 5,542	$ 3,425	$ 3,381
Less:			
Quebrada Blanca revenue as reported	(2,376)	(595)	(105)
By-product revenue (A)	(402)	(397)	(456)
Smelter processing charges (B)	138	156	140
Adjusted revenue	$ 2,902	$ 2,589	$ 2,960
Cost of sales as reported	$ 4,497	$ 2,713	$ 1,982
Less: Quebrada Blanca cost of sales as reported	(2,338)	(737)	(103)
	$ 2,159	$ 1,976	$ 1,879
Less:			
Depreciation and amortization	(628)	(472)	(432)
Inventory write-down	(6)	–	–
Labour settlement charges	(25)	(9)	(33)
Other	(5)	–	–
By-product cost of sales (C)	(82)	(125)	(101)
Adjusted cash cost of sales (D)	$ 1,413	$ 1,370	$ 1,313
Payable pounds sold (millions)[1] (E)	505.2	498.0	568.0
Per unit amounts — CAD$/pound			
Adjusted cash cost of sales (D/E)	$ 2.80	$ 2.75	$ 2.31
Smelter processing charges (B/E)	0.27	0.31	0.25
Total cash unit costs — CAD$/pound	$ 3.07	$ 3.06	$ 2.56
Cash margins for by-products — ((A–C)/E)	(0.63)	(0.54)	(0.63)
Net cash unit costs — CAD$/pound	$ 2.44	$ 2.52	$ 1.93
US$ amounts[2]			
Average exchange rate (CAD$ per US$1.00)	$ 1.37	$ 1.35	$ 1.30
Per unit amounts — US$/pound			
Adjusted cash cost of sales	$ 2.04	$ 2.04	$ 1.78
Smelter processing charges	0.20	0.23	0.19
Total cash unit costs — US$/pound	$ 2.24	$ 2.27	$ 1.97
Cash margins for by-products	(0.46)	(0.40)	(0.48)
Net cash unit costs — US$/pound	$ 1.78	$ 1.87	$ 1.49

Notes:
1. Excludes Quebrada Blanca in 2024, 2023 and 2022.
2. Average period exchange rates are used to convert to US$ per pound equivalent.

Zinc Unit Cost Reconciliation (Mining Operations[1])

(CAD$ in millions, except where noted)		2024		2023		2022
Revenue as reported	$	**3,523**	$	3,051	$	3,526
Less:						
Trail Operations revenues as reported		**(2,003)**		(1,992)		(2,059)
Other revenues as reported		**(8)**		(6)		(11)
Add back: Intra-segment revenues as reported		**547**		543		655
	$	**2,059**	$	1,596	$	2,111
By-product revenues (A)		**(434)**		(320)		(260)
Smelter processing charges (B)		**258**		365		297
Adjusted revenue	$	**1,883**	$	1,641	$	2,148
Cost of sales as reported	$	**2,961**	$	2,651	$	2,755
Less:						
Trail Operations cost of sales as reported		**(2,069)**		(1,994)		(2,152)
Other costs of sales as reported		**–**		(12)		(9)
Add back: Intra-segment purchases as reported		**547**		543		655
	$	**1,439**	$	1,188	$	1,249
Less:						
Depreciation and amortization		**(231)**		(203)		(198)
Royalty costs		**(448)**		(262)		(461)
By-product cost of sales (C)		**(107)**		(126)		(65)
Adjusted cash cost of sales (D)	$	**653**	$	597	$	525
Payable pounds sold (millions) (E)		**1,078.6**		1,042.8		1,088.9
Per unit amounts — CAD$/pound						
Adjusted cash cost of sales (D/E)	$	**0.61**	$	0.57	$	0.48
Smelter processing charges (B/E)		**0.23**		0.35		0.27
Total cash unit costs — CAD$/pound	$	**0.84**	$	0.92	$	0.75
Cash margins for by-products — ((A–C)/E)		**(0.30)**		(0.18)		(0.18)
Net cash unit costs — CAD$/pound	$	**0.54**	$	0.74	$	0.57
US$ amounts[2]						
Average exchange rate (CAD$ per US$1.00)	$	**1.37**	$	1.35	$	1.30
Per unit amounts — US$/pound						
Adjusted cash cost of sales	$	**0.44**	$	0.42	$	0.37
Smelter processing charges		**0.17**		0.26		0.21
Total cash unit costs — US$/pound	$	**0.61**	$	0.68	$	0.58
Cash margins for by-products		**(0.22)**		(0.13)		(0.14)
Net cash unit costs — US$/pound	$	**0.39**	$	0.55	$	0.44

Notes:
1. Red Dog Mining Operations.
2. Average period exchange rates are used to convert to US$ per pound equivalent.

Cautionary Statement on Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this document.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our ability to execute our copper growth strategy in a value accretive manner; the expected use of proceeds from the sale of our steelmaking coal business, including the timing and format of any cash returns to shareholders; the anticipated benefits of the sale of our steelmaking coal business; our expectations regarding the optimization and debottlenecking of QB; expectations regarding ore grades in the QB operations; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including investment value, advancement of study, permitting, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, commencement of advance works construction, and timing for receipt of permits related to QB debottlenecking and expansion, the HVC Mine Life Extension, San Nicolás, Zafranal, NorthMet, Galore Creek, Schaft Creek, NewRange and NuevaUnión projects, as applicable; expectations with respect to timing and outcome of the regulatory approvals process for the HVC Mine Life Extension, including with respect to the dispute resolution process underway; expectations with respect to risk mitigation plans for Carmen de Andacollo water availability; expectations regarding zinc production at the Red Dog and Trail operations; expectations regarding copper, nickel, and zinc exploration opportunities and operations; expectations regarding our greenhouse gas emissions' targets; expectations regarding timing and amount of income tax payments and our effective tax rate; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; our ability to implement structural cost reductions; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized production stripping, operating outlook, and other guidance under the headings "Guidance" and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers by foreign or domestic governments; the continued operation of QB in accordance with our expectations, including the occurrence and length of any required maintenance shutdowns; the reduction in our operating expenses across our copper operations; the output expected from mining in the Lornex pit at HVC; the progress of repairs of the electrolytic plant impacted by fires at the Trial Operations; the possibility that the anticipated benefits from the sale of our steelmaking coal business are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, including credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the transaction; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions and exploration; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations,

including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean peso and other foreign exchange rates on our costs and results; anticipated reduction in general and administration and research and innovation costs; our ability to implement a new ERP system and achieve the expected benefits therefrom; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the improvement, availability, and feasibility of implementation of low-carbon technologies; the measures taken by our supply chain partners to achieve our Scope 3 emission targets; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers by foreign or domestic governments; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; any resurgence of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB and Red Dog operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2024 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this annual report regarding our material properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., a contractor of Teck and a Qualified Person as defined under National Instrument 43-101.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2024 and 2023

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2024, our internal control over financial reporting was effective.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion in the Report of Independent Registered Public Accounting Firm.

Jonathan H. Price
President and Chief Executive Officer

Crystal J. Prystai
Executive Vice President and Chief Financial Officer
February 19, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Teck Resources Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Teck Resources Limited and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting, appearing in Management's Discussion and Analysis. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Test of the Quebrada Blanca Cash Generating Unit (the QB CGU)

As described in Notes 3, 4, 9 and 19 to the consolidated financial statements, management performs its annual goodwill impairment test as of October 31 of each year, or when there is an indication that the goodwill may be impaired. An impairment loss exists if the QB CGU's carrying amount, including goodwill, exceeds its recoverable amount. The total carrying value of the goodwill allocated to the QB CGU as of December 31, 2024 was $442 million. Management used a discounted cash flow model with an estimate of the in situ value applied to the remaining resources to determine the recoverable amount of the QB CGU. The recoverable amount of the QB CGU exceeded the carrying value, and as a result, no impairment loss was recognized by management. Significant assumptions are used in the determination of the recoverable amount, which include: commodity prices, reserves and resources, mine production, operating costs, capital expenditures, the discount rate, and the fair value per pound of copper equivalent used in the determination of the in situ value. The reserves and resources, mine production and capital expenditures for the QB CGU have been prepared by or under the supervision of qualified persons and management's experts (management's specialists).

The principal considerations for our determination that performing procedures relating to the goodwill impairment test for the QB CGU is a critical audit matter are (i) significant judgment by management when determining the recoverable amount of the QB CGU; (ii) management's specialists were used to estimate the reserves and resources, mine production and capital expenditures; and (iii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate significant assumptions used in the determination of the recoverable amount, relating to commodity prices, reserves and resources, mine production, operating costs, capital expenditures, the discount rate and the fair value per pound of copper equivalent used in the determination of the in situ value; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's QB CGU goodwill impairment test, including controls over the determination of the recoverable amount of the QB CGU. These procedures also included, among others, testing management's process for determining the recoverable amount of the QB CGU, including evaluating the appropriateness of the discounted cash flow model and the in situ fair value approach, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the determination of the recoverable amount. Evaluating the reasonableness of management's assumptions involved considering their consistency with (i) external market and industry data for commodity prices, (ii) recent actual capital expenditures incurred for capital expenditures, (iii) recent actual operating expenditures incurred as well as market and industry data for operating costs and (iv) recent actual production and other third party information for mine production. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of reserves and resources, mine production and capital expenditures. As a basis for using this work, management's specialists' qualifications were understood and the Company's relationship with management's specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management's specialists, tests of the data used by management's specialists, and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the discount rate and the fair value per pound of copper equivalent.

Impairment Test of the Trail Operations Cash Generating Unit (the Trail CGU)

As described in Notes 3, 4, and 9 to the consolidated financial statements, the carrying amounts of non-current assets are reviewed for impairment whenever facts and circumstances indicate that the recoverable amounts may be less than the carrying amounts. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is determined as the higher of its fair value less cost of disposal (FVLCD) and its value in use. During the third quarter of 2024, management identified indicators of impairment related to the Trail CGU and as a result, performed an impairment test. Management used a discounted cash flow model to determine the recoverable amount based on FVLCD of the Trail CGU. The post-tax recoverable amount of the Trail CGU as at September 30, 2024 of $666 million was lower than the carrying amount, and as a result, a pre-tax impairment loss of $1.1 billion (after-tax $828 million) was recognized by management. In determining the recoverable amount, management used significant assumptions such as: long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, USD-CAD foreign exchange rates, zinc production rates, the discount rate, operating costs and capital costs.

The principal considerations for our determination that performing procedures relating to the impairment test of the Trail CGU is a critical audit matter are: (i) significant judgment by management when determining the recoverable amount of the Trail CGU; (ii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model relating to: long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, USD-CAD foreign exchange rates, zinc production rates, the discount rate, operating costs and capital costs; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment test, including controls over the determination of the recoverable amount of the Trail CGU. These procedures also included, among others, testing management's process for determining the recoverable amount of the Trail CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management's assumptions involved considering their consistency with (i) external market and industry data for the long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, and USD-CAD foreign exchange rates; and (ii) recent actual results and market data for zinc production rates, operating costs and capital costs. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada
February 19, 2025

We have served as the Company's auditor since 1964

Consolidated Statements of Income Years ended December 31

(CAD$ in millions, except for share data)	2024	2023
Revenue (Note 7)	$ 9,065	$ 6,476
Cost of sales	(7,458)	(5,364)
Gross profit	1,607	1,112
Other operating income (expenses)		
General and administration	(275)	(296)
Exploration	(87)	(86)
Research and innovation	(50)	(117)
Asset impairment (Note 9)	(1,053)	–
Other operating income (expense) (Note 10)	(151)	(391)
Profit (loss) from operations	(9)	222
Finance income (Note 11)	234	110
Finance expense (Note 11)	(953)	(160)
Non-operating income (expense) (Note 12)	7	(249)
Share of profit of joint venture (Note 16)	3	2
Loss from continuing operations before taxes	(718)	(75)
Provision for income taxes from continuing operations (Note 25(a))	(205)	(237)
Loss from continuing operations	(923)	(312)
Profit from discontinued operations (Note 5)	1,206	2,620
Profit for the year	$ 283	$ 2,308
Loss from continuing operations attributable to:		
Shareholders of the company	$ (467)	$ (118)
Non-controlling interests	(456)	(194)
Loss from continuing operations	$ (923)	$ (312)
Profit (loss) attributable to:		
Shareholders of the company	$ 406	$ 2,409
Non-controlling interests	(123)	(101)
Profit for the year	$ 283	$ 2,308
Loss per share from continuing operations		
Basic and diluted	$ (0.90)	$ (0.23)
Earnings per share from discontinued operations		
Basic	$ 1.69	$ 4.88
Diluted	$ 1.68	$ 4.81
Earnings per share		
Basic	$ 0.79	$ 4.65
Diluted	$ 0.78	$ 4.59
Weighted average shares outstanding (millions)	516.0	517.8
Weighted average diluted shares outstanding (millions)	520.0	525.3
Shares outstanding at end of year (millions)	506.3	517.3

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income Years ended December 31

(CAD$ in millions)		2024		2023
Profit for the year	$	**283**	$	2,308
Other comprehensive income (loss) from continuing operations for the year				
Items that may be reclassified to profit				
Currency translation differences (net of taxes of $7 and $(9))		**1,684**		(383)
Change in fair value of debt securities (net of taxes of $nil and $nil)		**4**		1
		1,688		(382)
Items that will not be reclassified to profit				
Change in fair value of marketable equity securities (net of taxes of $(7) and $1)		**50**		(5)
Remeasurements of retirement benefit plans (net of taxes of $nil and $(57))		**(5)**		134
		45		129
Total other comprehensive income (loss) from continuing operations for the year		**1,733**		(253)
Other comprehensive income from discontinued operations for the year				
Items that will not be reclassified to profit				
Remeasurements of retirement benefit plans (net of taxes of $(30) and $(11))		**51**		17
Total comprehensive income for the year	$	**2,067**	$	2,072
Total comprehensive income (loss) attributable to:				
Shareholders of the company		**2,156**		2,191
Non-controlling interests		**(89)**		(119)
	$	**2,067**	$	2,072
Total comprehensive income (loss) attributable to shareholders of the company from:				
Continuing operations		**1,231**		(347)
Discontinued operations		**925**		2,538
	$	**2,156**	$	2,191

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows Years ended December 31

(CAD$ in millions)	2024	2023
Operating activities		
Loss from continuing operations	$ (923)	$ (312)
Depreciation and amortization	1,726	925
Provision for income taxes from continuing operations	205	237
Gain on disposal or contribution of assets	(27)	(183)
Asset impairment	1,053	–
Net finance expense	719	50
Income taxes paid	(1,833)	(990)
Remeasurement of decommissioning and restoration provisions for closed operations	(42)	70
QB variable consideration to IMSA and Codelco	51	156
Foreign exchange gains	(146)	(9)
Other	(77)	36
Net change in non-cash working capital items	(276)	(543)
Net cash provided by (used in) continuing operating activities	430	(563)
Net cash provided by discontinued operating activities	2,360	4,647
	2,790	4,084
Investing activities		
Expenditures on property, plant and equipment	(2,262)	(3,885)
Capitalized production stripping costs	(373)	(455)
Expenditures on investments and other assets	(68)	(123)
Net proceeds from sale of discontinued operations and other	9,538	1,048
Proceeds from interest and dividend income	194	97
Net cash provided by (used in) continuing investing activities	7,029	(3,318)
Net cash used in discontinued investing activities	(856)	(1,439)
	6,173	(4,757)
Financing activities		
Proceeds from debt	77	230
Redemption, purchase or repayment of debt	(2,549)	(710)
Repayment of lease liabilities	(68)	(79)
QB advances from SMM/SC	652	1,292
Sale of minority interest in steelmaking coal business	1,675	–
Interest and finance charges paid	(863)	(722)
Issuance of Class B subordinate voting shares	172	63
Purchase and cancellation of Class B subordinate voting shares	(1,240)	(250)
Dividends paid	(514)	(515)
Contributions from non-controlling interests	263	439
Settlement of other liabilities	(102)	(65)
Net cash used in continuing financing activities	(2,497)	(317)
Net cash used in discontinued financing activities	(68)	(152)
	(2,565)	(469)
Increase (decrease) in cash and cash equivalents	6,398	(1,142)
Change in cash classified as held for sale	–	35
Effect of exchange rate changes on cash and cash equivalents	445	(32)
Cash and cash equivalents at beginning of year	744	1,883
Cash and cash equivalents at end of year	$ 7,587	$ 744

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets As at December 31

(CAD$ in millions)	2024	2023
ASSETS		
Current assets		
Cash and cash equivalents (Note 13)	$ 7,587	$ 744
Current income taxes receivable	267	94
Trade and settlement receivables	1,661	2,096
Inventories (Note 14)	2,598	2,946
Prepaids and other current assets	461	585
	12,574	6,465
Financial assets (Note 15)	764	672
Investment in joint venture (Note 16)	1,223	1,116
Property, plant and equipment (Note 17)	30,568	45,565
Intangible assets (Note 18)	196	345
Deferred income tax assets (Note 25(b))	572	65
Goodwill (Note 19)	442	1,108
Other assets (Note 20)	698	857
	$ 47,037	$ 56,193
LIABILITIES AND EQUITY		
Current liabilities		
Trade accounts payable and other liabilities (Note 21)	$ 2,735	$ 3,654
Current portion of debt (Note 22)	423	515
Current portion of lease liabilities (Note 23(c))	175	195
Current income taxes payable	850	1,181
Current portion of provisions (Note 27)	187	347
	4,370	5,892
Debt (Note 22)	4,108	6,019
Lease liabilities (Note 23(c))	776	866
QB advances from SMM/SC (Note 24)	4,483	3,497
Deferred income tax liabilities (Note 25(b))	2,293	6,188
Retirement benefit liabilities (Note 26(a))	373	445
Provisions (Note 27)	2,439	3,851
Other liabilities (Note 28)	1,099	1,143
	19,941	27,901
Equity		
Attributable to shareholders of the company	26,077	26,988
Attributable to non-controlling interests (Note 30)	1,019	1,304
	27,096	28,292
	$ 47,037	$ 56,193

Contingencies (Note 31)
Commitments (Note 32)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors

/s/Una M. Power   */s/Paul G. Schiodtz*

Una M. Power   **Paul G. Schiodtz**
Chair of the Audit Committee   Director

Consolidated Statements of Changes in Equity Years ended December 31

(CAD$ in millions)	2024	2023
Class A common shares	$ 6	$ 6
Class B subordinate voting shares		
Beginning of year	6,458	6,133
Share repurchases (Note 29(i))	(251)	(60)
Issued on exercise of options	228	83
Issued on dual class amendment (Note 29(b))	–	302
End of year	6,435	6,458
Retained earnings		
Beginning of year	19,618	18,065
Profit for the year attributable to shareholders of the company	406	2,409
Dividends paid (Note 29(h))	(514)	(515)
Share repurchases (Note 29(i))	(1,010)	(190)
Shares issued on dual class amendment (Note 29(b))	–	(302)
Sale of steelmaking coal business (Note 5)	(1,485)	–
Remeasurements of retirement benefit plans	46	151
End of year	17,061	19,618
Contributed surplus		
Beginning of year	213	207
Share option compensation expense (Note 29(d))	21	26
Transfer to Class B subordinate voting shares on exercise of options	(56)	(20)
End of year	178	213
Accumulated other comprehensive income attributable to shareholders of the company (Note 29(f))		
Beginning of year	693	1,062
Other comprehensive income (loss)	1,750	(218)
Remeasurements of retirement benefit plans recorded in retained earnings	(46)	(151)
End of year	2,397	693
Non-controlling interests (Note 30)		
Beginning of year	1,304	1,038
Loss for the year attributable to non-controlling interests	(123)	(101)
Other comprehensive income (loss) attributable to non-controlling interests	34	(18)
Change from the NSC/POSCO transaction (Note 5)	3,155	–
Sale of steelmaking coal business (Note 5)	(3,261)	–
Contributions from non-controlling interests	263	439
Distributions to non-controlling interests	(353)	(54)
End of year	1,019	1,304
Total equity	$ 27,096	$ 28,292

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements Years ended December 31, 2024 and 2023

1. Nature of Operations

Teck Resources Limited and its subsidiaries (Teck, we, us or our) are engaged in mining and related activities including research, exploration and development, processing, smelting, refining and reclamation. Our major products are copper and zinc. We also produce lead, precious metals, molybdenum, fertilizers and other metals. Metal products are sold as refined metals or concentrates. We completed the sale of our steelmaking coal business, Elk Valley Resources (EVR), in 2024 and the sale of our oil sands business, Fort Hills, in 2023 (Note 5).

Teck is a Canadian corporation and our registered office is at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2. Basis of Preparation and New IFRS Accounting Standards and Amendments

a) Basis of Preparation

These annual consolidated financial statements have been prepared by management in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards) and were approved by the Board of Directors on February 19, 2025.

b) New IFRS Accounting Standards and Amendments

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, *Presentation of Financial Statements* titled *Non-current Liabilities with Covenants*. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period, including incremental disclosures regarding covenants. These amendments to IAS 1 override and incorporate the previous amendments, *Classification of Liabilities as Current or Non-current*, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were effective for annual periods beginning on or after January 1, 2024 and adoption of these amendments did not have an effect on amounts recognized in our consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued *Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7.* These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the "own use" requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company's financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The clarifications regarding the "own use" requirements are applied retrospectively, but the guidance permitting hedge accounting is applied prospectively to new hedging relationships designated on or after the date of initial application. We are currently assessing the effect of these amendments on our consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued *Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7*. These amendments updated classification and measurement requirements in IFRS 9 F*inancial Instruments* and related disclosure requirements in IFRS 7 *Financial Instruments: Disclosures.* The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. We are currently assessing the effect of these amendments on our consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, *Presentation and Disclosure in Financial Statements* (IFRS 18), which replaces IAS 1, *Presentation of Financial Statements.* IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management's view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. We are currently assessing the effect of this new standard on our consolidated financial statements.

3. Material Accounting Policy Information

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (TML), Teck Alaska Incorporated (TAK), Teck Highland Valley Copper Partnership (Highland Valley Copper), Compañía Minera Teck Quebrada Blanca S.A. (QB, QBSA or Quebrada Blanca) and Compañía Minera Teck Carmen de Andacollo (Carmen de Andacollo). Teck Coal Partnership (Teck Coal) was sold as part of our sale of the steelmaking coal business (Note 5).

All subsidiaries are entities that we control, either directly or indirectly. Certain of our business activities are conducted through joint arrangements. Our interests in joint operations include Galore Creek Partnership (Galore Creek, 50% share) in Canada; Antamina (22.5% share) in Peru; Minas de San Nicolás, S.A.P.I. de C.V. (San Nicolás, 87% share) in Mexico (Note 6(a)); and NewRange Copper Nickel LLC (NewRange, 50% share) in the U.S. We account for our interests in these joint operations by recording our share of the respective assets, liabilities, revenue, expenses and cash flows. We also have an interest in a joint venture, NuevaUnión SpA (NuevaUnión, 50% share) in Chile that we account for using the equity method (Note 16).

3. Material Accounting Policy Information (continued)

On January 3, 2024, we completed the sale of a minority stake of our interest in our steelmaking coal business. On July 11, 2024, we completed the sale of our remaining 77% interest in our steelmaking coal business (Note 5(a)).

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor) and TotalEnergies EP Canada Ltd. (TEPCA) (Note 5(b)).

All dollar amounts are presented in Canadian dollars unless otherwise specified.

Material Accounting Policies Related to the Steelmaking Coal Business

While the sale of the steelmaking coal business was completed in 2024, balance sheet amounts for 2023 and profit from discontinued operations for both 2023 and 2024 are presented and disclosed in our consolidated financial statements. Therefore, we have continued to disclose the material accounting policies that are applicable to the steelmaking coal business.

Interests in Joint Operations and Joint Ventures

We are party to joint arrangements where we have joint control, which is when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. We have joint arrangements structured through separate vehicles and classified as joint operations, where the parties have rights to the assets and obligations for the liabilities relating to the arrangement. In these instances, we assessed the legal form of the separate vehicle, the terms of the contractual arrangement, and relevant other facts and circumstances. Regarding other facts and circumstances, we have determined that an arrangement is a joint operation if the arrangement is primarily designed for the provision of output to the parties, and that the liabilities incurred by the arrangement are, in substance, satisfied by the cash flows received from the parties through their purchases of the output. Joint operations are accounted for by recording our share of the respective assets, liabilities, revenue, expenses and cash flows.

We also have a joint arrangement structured through a separate vehicle that is classified as a joint venture. Joint ventures are accounted for as investments using the equity method.

Foreign Currency Translation

The functional currency of Teck, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies, generally the U.S. dollar, into Canadian dollars on consolidation. Items in the consolidated statements of income and other comprehensive income (loss) are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items on the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income (loss).

Revenue

Our revenue consists of sales of copper, zinc and lead concentrates, and refined zinc, lead and silver. We also sell other by-products, including molybdenum concentrates, various refined specialty metals, chemicals and fertilizers. Our performance obligations relate primarily to the delivery of these products to our customers, with each separate shipment representing a separate performance obligation. Revenue from our steelmaking coal business and Fort Hills is included as part of profit from discontinued operations.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer's acceptance of the product.

Base metal concentrates

For copper, zinc and lead concentrate sales, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. Additionally, for a minority of copper concentrate sales, control of the product transfers to the customer when an individual shipment parcel is delivered to a specified location. A minority of zinc concentrate sales are made on consignment. For consignment transactions, control of the product transfers to the customer and revenue is recognized at the time the product is consumed in the customer's process.

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, revenue is recorded based on the estimated consideration to be received at the date of sale, with reference to relevant commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables related to price changes are recorded in other operating income (expense).

Metal concentrate sales are billed based on provisional weights and assays upon the passage of control to the customer. The first provisional invoice is billed to the customer at the time of transfer of control. As final prices, weights and assays are received, additional invoices are issued and cash is collected. In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading or shortly after arrival at the destination port, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Refined metals

For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier accepted by the customer. For these products, loading generally coincides with the transfer of title.

Our refined metals are sold under spot or average pricing contracts. For spot sales contracts, pricing is final when revenue is recognized. For refined metal sales contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

We sell a portion of our refined metals on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation.

Refined metal sales are billed based on final specification measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized.

In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors.

Steelmaking coal sales – presented as profit from discontinued operations

For steelmaking coal sales, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by or directly contracted by the customer. For a majority of steelmaking coal sales, we are not responsible for the provision of shipping or product insurance after the transfer of control. For certain sales, we arrange shipping on behalf of our customers and are the agent to these shipping transactions.

3. Material Accounting Policy Information (continued)

Steelmaking coal is sold under spot or average pricing contracts. For spot price contracts, pricing is final when revenue is recognized. For average pricing contracts, the final pricing is determined based on quoted steelmaking coal price assessments over a specific period. Control of the goods may transfer and revenue may be recognized before, during or subsequent to the period in which final average pricing is determined. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. For average pricing contracts, adjustments are made to settlement receivables in subsequent periods based on published price assessments up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers.

Steelmaking coal sales are billed based on final quality and quantity measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized. The payment terms generally require prompt collection from customers; however, payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Financial Instruments

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is classified as a financial asset that is subsequently measured at amortized cost. Cash equivalents are classified as a financial asset that is subsequently measured at amortized cost, except for money market investments, which are classified as subsequently measured at fair value through profit (loss).

Trade receivables

Trade receivables relate to amounts owing from sales under our spot pricing contracts for refined metals, chemicals and fertilizers and also for steelmaking coal in the comparative year. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

Settlement receivables

Settlement receivables arise from base metal concentrate sales contracts, refined metals sales contracts and also from average pricing steelmaking coal contracts in the comparative year, where amounts receivable vary based on underlying commodity prices or steelmaking coal price assessments. Settlement receivables are classified as fair value through profit (loss) and are recorded at fair value at each reporting period based on quoted commodity prices or published price assessments up to the date of final pricing. The changes in fair value are recorded in other operating income (expense).

Investments in marketable equity securities

All of our investments in marketable equity securities are classified, at our election, as subsequently measured at fair value through other comprehensive income (loss). Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

When investments in marketable equity securities subsequently measured at fair value through other comprehensive income (loss) are disposed of, the cumulative gains and losses recognized in other comprehensive income (loss) are not recycled to profit (loss) and remain within equity. Dividends are recognized in profit (loss). These investments are not assessed for impairment.

Investments in debt securities

Investments in debt securities are classified as subsequently measured at fair value through other comprehensive income (loss) and recorded at fair value. Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) until investments are disposed of and the cumulative gains and losses recognized in other comprehensive income (loss) are reclassified from equity to profit (loss) at that time. Loss allowances and interest income are recognized in profit (loss).

Trade payables

Trade payables are non-interest bearing if paid when due and are recognized at face amount, except when fair value is materially different. Trade payables are subsequently measured at amortized cost.

Debt

Debt is initially recorded at fair value, net of transaction costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at fair value through profit (loss) and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of other operating income (expense) or non-operating income (expense) in profit (loss) depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Expected credit losses

For trade receivables, we apply the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Loss allowances on investments in debt securities are initially assessed based on the expected 12-month credit loss. At each reporting date, we assess whether the credit risk for our debt securities has increased significantly since initial recognition. If the credit risk has increased significantly since initial recognition, the loss allowance is adjusted to be based on the lifetime expected credit losses.

Hedging

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit (loss) on the ineffective portion of the hedge, or when there is a disposition or partial disposition of a foreign operation being hedged.

3. Material Accounting Policy Information (continued)

Inventories

Finished products, work in process, raw materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations. Raw materials include concentrates for use at smelting and refining operations.

For work in process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory. For supplies inventories, cost includes acquisition, freight and other directly attributable costs.

When our operations are producing at reduced levels, fixed overhead costs are only allocated to inventory based on normal production levels.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down on inventory not yet sold is reversed.

We use both joint-product and by-product costing for work in process and finished product inventories. Joint-product costing is applied to primary products where the profitability of the operations is dependent upon the production of these products. Joint-product costing allocates total production costs based on the relative values of the products. By-product costing is used for products that are not the primary products produced by the operation. The by-products are allocated only the incremental costs of processes that are specific to the production of that product.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

Depreciation of mobile equipment, buildings used for production and plant and processing equipment at our mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production and of plant and equipment at our smelting operations is calculated on a straight-line basis over the assets' estimated useful lives. Where components of our assets have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is ready for its intended use. Estimates of remaining useful lives and residual values are reviewed annually.

The expected useful lives of assets depreciated on a straight-line basis are as follows:

*   Buildings and equipment (not used for production)   1–40 years
*   Plant and equipment (smelting operations)   2–30 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output, are capitalized.

Waste rock stripping costs incurred in the production phase of a surface mine are recorded as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the orebody, when the component of the orebody or pit to which access has been improved can be identified and when the costs relating to the stripping activity can be measured reliably. When the actual waste-to-ore stripping ratio in a period is greater than the expected life-of-component waste-to-ore stripping ratio for that component, the excess is recorded as capitalized production stripping costs.

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Since the stripping activity within a component of a mine improves access to the reserves of the same component, capitalized production stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves expected to be mined from the same component.

Exploration and evaluation costs

Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, *Standards of Disclosure for Mineral Projects*, exist or are near a specific property with a defined resource and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are recorded to profit (loss) in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated, as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties within property, plant and equipment.

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment and depreciation commences when the asset is available for its intended use.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are recorded to expense as incurred, except when these repairs significantly extend the life of an asset or result in a significant operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate on the project-specific debt, as applicable. Borrowing costs are capitalized with the asset they relate to within mineral properties, land, buildings, plant and equipment, or construction in progress and are amortized over the useful life of the related asset. All other borrowing costs are expensed as incurred.

Capitalization of borrowing costs begins when there are borrowings, when expenditures on the construction of the asset are incurred and when activities are undertaken to prepare the asset for its intended use. We stop capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use are complete. In situations where we need to suspend the construction of a qualifying asset for an extended period of time, we will suspend capitalization of borrowing costs, and restart capitalization when construction activities resume.

Impairment and impairment reversal of non-current assets

The carrying amounts of assets included in property, plant and equipment and intangible assets are reviewed for impairment whenever facts and circumstances indicate that the recoverable amounts may be less than the carrying amounts. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal (FVLCD) and its value in use. An impairment loss exists if the asset's or CGU's carrying amount exceeds the estimated recoverable amount and is recorded as an expense immediately.

3. Material Accounting Policy Information (continued)

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For our assets, when a binding sale agreement is not readily available, FVLCD is usually estimated using a discounted cash flow approach, unless comparable market transactions on which to estimate fair value are available. Estimated future cash flows are calculated using estimated future commodity prices, operating costs, capital costs and, specifically for our mining assets, reserves and resources. All inputs used are those that an independent market participant would consider appropriate.

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or CGU in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimates of future cash flows have not been adjusted. A value in use calculation uses a pre-tax discount rate and a FVLCD calculation uses a post-tax discount rate.

Indicators of impairment for exploration and evaluation assets are assessed on a project-by-project basis or as part of the mining operation to which they relate.

Tangible or intangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or significant changes in circumstances indicate that the impairment may have reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized in profit (loss) immediately.

Intangible Assets

Intangible assets are mainly internally generated and primarily relate to our innovation and technology initiatives. We capitalize development costs for internally generated intangible assets when the process is clearly defined, the technical feasibility and usefulness of the asset have been established, we are committed and have the resources to complete the project, and the costs can be reliably measured.

Intangible assets are recorded at cost less accumulated amortization and impairment losses. Cost includes directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Costs associated with maintaining our innovation and technology initiatives, once implemented, are recognized as an expense as incurred.

Finite life intangible assets are amortized on a straight-line basis over their useful lives. Amortization commences when an asset is ready for its intended use. Estimates of remaining useful lives are reviewed annually. Changes in estimates are accounted for prospectively. The expected useful lives of our finite life intangible assets are between three and 20 years.

Research and Innovation

Costs incurred during the research phase are expensed as part of research and innovation.

Goodwill

We allocate goodwill arising from business combinations to each CGU or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. An impairment loss exists if the CGU's or group of CGUs' carrying amount, including goodwill, exceeds its recoverable amount. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU or group of CGUs, any impairment of goodwill previously recorded is not subsequently reversed.

Leases

Contracts are assessed to determine if the contracts are, or contain, a lease. As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The commencement date is the date when the lessor makes the underlying asset available for use by us. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by our incremental borrowing rate, as the rate implicit in the lease cannot be readily determined.

Our lease liabilities are remeasured when there is a change in future lease payments arising from a purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit (loss).

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recorded directly to profit (loss) on a straight-line basis over the lease term.

Income Taxes

Taxes, comprising both income taxes and resource taxes, are accounted for as income taxes under IAS 12, *Income Taxes*. In the current year, profit from discontinued operations includes the income tax expense related to the gain on sale of the steelmaking coal business, along with the income and resource taxes attributable to the operations of the steelmaking coal business until the business was sold.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted, or substantively enacted, less amounts paid or received on account.

Deferred tax assets and liabilities are recognized based on temporary differences and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of changes in tax legislation, including changes in tax rates, is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent where it is probable that the future taxable profits or capital gains of the relevant entity or group of entities in a particular jurisdiction will be available, against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled without affecting our operations or business and where it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction, other than in a business combination, which will affect neither accounting profit nor taxable profit. However, we recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

Deferred tax assets and liabilities related to assets held for sale are included as part of assets held for sale and liabilities associated with assets held for sale, as applicable.

3. Material Accounting Policy Information (continued)

We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

We have applied the mandatory temporary exception to the accounting for deferred taxes arising from the implementation of the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two Model Rules.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected healthcare costs and retirement dates of employees.

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of the asset ceiling and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income (loss) and directly into retained earnings. Measurement of our net defined benefit asset is limited to the lower of the surplus of assets less liabilities in the defined benefit plan and the asset ceiling less liabilities in the defined benefit plan. The asset ceiling is the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan.

The interest component of the defined benefit cost is recorded as part of finance expense. Depending on the classification of the salary of plan members, current service costs and past service costs are included in cost of sales, general and administration expenses, exploration expenses or research and innovation expenses.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is recorded to profit (loss) as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide healthcare benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. We fund these non-pension post-retirement benefits as they become due.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and recorded to other operating income (expense) over the vesting period.

Share-based payment expense relating to cash-settled awards, including deferred, restricted, performance and performance deferred share units, is accrued over the vesting period of the units based on the quoted market value of

Class B subordinate voting shares. Performance share units (PSUs) and performance deferred share units (PDSUs) vest subject to a performance metric ranging from 0% to 200% based on corporate performance against grant-specific performance criteria. The performance metrics for PSUs and PDSUs issued in 2022 and 2023 were based on a balanced scorecard, with 20% related to each of: relative shareholder return as compared to our compensation peer group, change in five-year average return on capital employed for operating assets, operational production and cost performance as against the annual budget, strategic execution, and performance measured against a sustainability progress index. The performance metrics for PSUs and PDSUs issued in 2024 were based on a balanced scorecard with four components, with 40% based on relative shareholder return as compared to our compensation peer group and 20% related to each of: strategic execution, performance measured against a sustainability progress index, and the change in five-year average return on capital employed for operating assets. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price as well as changes to the above-noted vesting factors, as applicable.

Decommissioning and Restoration Provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit-adjusted risk-free rate. These decommissioning and restoration provisions are adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit (loss). This unwinding of the discount is recorded to finance expense in the consolidated statements of income (loss).

The amount of the decommissioning and restoration provisions initially recognized is capitalized as part of the related asset's carrying value. The method of depreciation follows that of the underlying asset. For a closed site or where the asset that generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs and, as such, the amounts are expensed through other operating income (expense). For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized asset retirement cost.

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and recorded through other operating income (expense) in the period in which the event giving rise to the liability occurs. Changes in the estimated liability resulting in an adjustment to these provisions are also recorded to other operating income (expense) in the period in which the estimate changes.

Earnings (Loss) per Share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued, should "in-the-money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. In periods of loss, the loss per share and diluted loss per share are the same, since the effect of the issuance of additional common shares would be anti-dilutive.

4. Areas of Judgment and Estimation Uncertainty

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our consolidated financial statements are outlined below. While the sale of the steelmaking coal business was completed in 2024, balance sheet amounts for 2023 and profit from discontinued operations for both 2023 and 2024 are disclosed in our consolidated financial statements. Therefore, we have continued to disclose the areas of judgment and estimation uncertainty that are applicable to the steelmaking coal business.

In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2024 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, operating results, mine plans and operating plans.

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we identified impairment indicators at our Trail Operations cash-generating unit (Trail CGU) and consequently performed an impairment test (Note 9(a)).

At December 31, 2023, as a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of our expected consideration to be received in the sale of the steelmaking coal business transactions (Note 5(a)), we performed an impairment test for our steelmaking coal group of CGUs (Note 9(a)).

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management.

We consider several factors when assessing the timing of when assets become available for use, the most significant of which are the status of asset commissioning and whether the assets are capable of operating near design capacity to ensure a reliable and consistent throughput rate to produce the expected quantity of outputs.

QB consists of property, plant and equipment that become available for use at different dates. In December of 2023, the majority of the assets related to QB became available for use. In May of 2024, the shiploading and related infrastructure at QB became available for use (Note 17(c)). The molybdenum plant at QB is not yet operating at the level as intended by management and therefore was not available for use as at December 31, 2024.

In June of 2024, the KIVCET boiler at our Trail Operations became available for use.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina, NewRange and San Nicolás are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For Antamina, NewRange and San Nicolás, we take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

4. Areas of Judgment and Estimation Uncertainty (continued)

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

Assets Held for Sale

Judgment is required in assessing whether certain assets are considered as held for sale as at the balance sheet date. For non-current assets and disposal groups to be considered as held for sale, the asset or disposal group must be available for immediate disposal, by sale or otherwise, in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups, and its sale must be highly probable. Exercising judgment includes considering the likelihood of obtaining requisite approvals.

b) Sources of Estimation Uncertainty

Impairment Testing

For required impairment testing, discounted cash flow models are used to determine the recoverable amount of respective CGUs. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets.

Significant assumptions used in preparing the discounted cash flow model for our Quebrada Blanca CGU goodwill impairment test include commodity prices, reserves and resources, mine production, operating costs, capital expenditures, discount rate and the fair value per pound of copper equivalent used in the determination of the *in situ* value.

Significant assumptions used in preparing the discounted cash flow model for our Trail CGU impairment test in 2024 include the long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, U.S. dollar to Canadian dollar foreign exchange rates, zinc production rates, operating costs, capital costs and discount rate.

Note 9 outlines the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management's best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the consolidated statements of income (loss) and the resulting carrying values of assets.

For the December 31, 2023 impairment testing for our steelmaking coal group of CGUs, we estimated its recoverable amount based on consideration expected to be received from the sale transactions (Note 5(a)). This included the present value of the agreed-upon cash proceeds from Glencore plc (Glencore) and Nippon Steel Corporation (NSC), plus the expected discounted cash flows from the steelmaking coal business until closing of the Glencore transaction. The most significant assumption was the U.S. dollar to Canadian dollar foreign exchange rate, which was applied to both the cash receipts and the cash flows until closing. Other significant assumptions included the steelmaking coal price, mine production and operating costs.

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, *Standards of Disclosure for Mineral Projects.* Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates, using information available at the balance sheet date, that are developed by management's experts (Note 27). DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded, and the consolidated statements of income (loss) may be affected.

Financial Liability due to Codelco

We have a financial liability for the preferential dividend stream from QBSA to Corporación Nacional del Cobre de Chile (Codelco) (Note 12). This financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) to QBSA, which affects the timing of when QBSA repays the loans. A floating interest rate is used based on the Secured Overnight Financing Rate (Term SOFR) plus an applicable margin. To the extent these significant inputs differ from our estimates, adjustments will be recorded and the consolidated statements of income (loss) will be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our consolidated financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax assessment.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

5. Sale of Steelmaking Coal Business and Discontinued Operations

a) Sale of steelmaking coal business

On January 3, 2024, we completed the sale of a minority stake of our interest in our steelmaking coal business, EVR, to NSC and POSCO. NSC acquired a 20% interest in EVR in exchange for its 2.5% interest in the Elkview Operations plus $1.7 billion (US$1.3 billion) in cash. POSCO exchanged its 2.5% interest in the Elkview Operations and its 20% interest in the Greenhills Operations for a 3% interest in EVR. These transactions were accounted for as equity transactions with non-controlling interests, reducing retained earnings by $1.5 billion and increasing non-controlling interests balances.

5. Sale of Steelmaking Coal Business and Discontinued Operations (continued)

In determining the net assets of EVR to calculate the non-controlling interests and the related adjustment to retained earnings, we included the steelmaking coal business' goodwill balance and excluded deferred income tax liabilities not attributable to the non-controlling interests.

On July 11, 2024, we completed the sale of our remaining 77% interest in EVR to Glencore. We received cash proceeds of $9.9 billion (US$7.3 billion) and correspondingly derecognized $20 billion of assets (including $17 billion of property, plant and equipment and $256 million of cash), $8 billion of liabilities (including $2 billion of decommissioning and restoration provisions) and $3 billion of non-controlling interests related to the steelmaking coal business. This resulted in a gain (net of taxes of $897 million, which is based on the taxable gain as computed under Canadian tax law) of approximately $81 million, which is presented in profit from discontinued operations upon closing of this transaction. Settlements of customary closing adjustments were recorded as part of discontinued operations.

Pursuant to the terms of the steelmaking coal business sale transaction, Teck agreed to indemnify Glencore for a portion of certain water related liabilities. On July 10, 2024, the Public Prosecution Service of Canada charged Teck Coal Limited with five counts of violating s.36(3) of the *Fisheries Act*. Glencore has notified Teck that it is seeking indemnification with respect to liabilities arising out of these charges.

The agreement to sell the steelmaking coal business was announced in the fourth quarter of 2023. The NSC and POSCO portions of the transaction closed on January 3, 2024, subsequent to the end of 2023, as noted above. However, the closing of the sale of the majority interest in EVR to Glencore remained subject to receipt of competition approvals in several jurisdictions and subject to approval under the *Investment Canada Act* at December 31, 2023. The timing and outcome of these processes was not known with sufficient certainty at the time and as such, we were not in a position to conclude that receipt of the required approvals, and resulting closing of the transaction, was highly probable. Accordingly, we determined that the steelmaking coal business did not meet the criteria to be classified as held for sale at December 31, 2023.

b) Results of discontinued operations

Results of discontinued operations of the steelmaking coal business for 2024 are shown below.

(CAD$ in millions)	2024
	Steelmaking Coal
Revenue	$ 4,640
Cost of sales	(2,718)
Gross profit	1,922
Other operating income (expenses)	(252)
Net finance expense	(63)
Non-operating income	24
Profit from discontinued operations before taxes	1,631
Provision for income taxes	(506)
Profit from discontinued operations after taxes	1,125
Gain on sale (net of tax expense of $897)	81
Profit from discontinued operations	$ 1,206
Profit from discontinued operations attributable to:	
Shareholders of the company	$ 873
Non-controlling interests	333
Profit from discontinued operations	$ 1,206

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor and TEPCA. We accounted for this transaction in 2023 by recognizing aggregate cash proceeds of approximately $1 billion from Suncor and TEPCA and a financial liability related to a downstream pipeline take-or-pay toll commitment estimated at $269 million on closing. The current portion of this financial liability of $26 million was recorded as part of trade accounts payable and other liabilities. The non-current portion of $243 million was recorded as part of other liabilities.

Upon completion of the sale of our interest in Fort Hills, we derecognized approximately $1.3 billion of assets that primarily related to property, plant and equipment and $454 million of liabilities, the majority of which related to lease liabilities.

Results of discontinued operations of the steelmaking coal and Fort Hills disposal groups for 2023 are shown below. As the sale of Fort Hills was completed in February 2023, there were no results of discontinued operations for the Fort Hills disposal group during the year ended December 31, 2024.

(CAD$ in millions)		2023				
		Steelmaking Coal		Fort Hills		Total
Revenue	$	8,535	$	143	$	8,678
Cost of sales		(4,504)		(161)		(4,665)
Gross profit (loss)		4,031		(18)		4,013
Other operating income (expenses)		117		–		117
Net finance expense		(112)		(2)		(114)
Non-operating expense		(17)		–		(17)
Profit (loss) from discontinued operations before taxes		4,019		(20)		3,999
Recovery of (provision for) income taxes		(1,373)		2		(1,371)
Profit (loss) from discontinued operations after taxes		2,646		(18)		2,628
Loss on sale (net of tax expense of $4)		–		(8)		(8)
Profit (loss) from discontinued operations	$	2,646	$	(26)	$	2,620
Profit (loss) from discontinued operations attributable to:						
Shareholders of the company	$	2,553	$	(26)	$	2,527
Non-controlling interests		93		–		93
Profit (loss) from discontinued operations	$	2,646	$	(26)	$	2,620

In 2023, there was a major customer in the steelmaking coal business with revenue of approximately $1.5 billion that represented more than 10% of total revenue.

6. Transactions

a) San Nicolás Arrangement

On April 6, 2023, we closed the transaction with Agnico Eagle Mines Limited (Agnico Eagle), forming a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Agnico Eagle agreed to subscribe for a 50% interest in San Nicolás for US$580 million, to be contributed as study and development costs are incurred by San Nicolás.

We concluded that San Nicolás is a joint operation where we share joint control with Agnico Eagle due to the key facts that Teck and Agnico Eagle are obligated for their share of the outputs of the arrangement, and that Teck and Agnico Eagle are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses and cash flows. As contributions are made by Agnico Eagle to San Nicolás, their incremental contributions will result in an increase in their share ownership and a reduction in our share ownership until Agnico Eagle has achieved a 50% interest in San Nicolás. At December 31, 2024, we had 87% (2023 – 91%) and Agnico Eagle had 13% (2023 – 9%) of share ownership.

In 2024, we recognized a gain of $31 million in other operating income (expense) (Note 10), attributable to Agnico Eagle's incremental contributions. In 2023, we recognized a gain of $5 million in other operating income (expense) (Note 10), attributable to Agnico Eagle's initial and incremental contributions.

b) Quintette Sale Transaction – 2023

On February 16, 2023, we closed the transaction with Conuma Resources Limited (Conuma) to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. In exchange for the sale of the Quintette steelmaking coal mine, Conuma agreed to pay in cash $120 million of staged payments over 36 months and an ongoing 25% net profits interest royalty, first payable after Conuma recovers its initial construction investments in Quintette.

We accounted for this transaction by recognizing:

- Cash of $30 million related to a non-refundable deposit and cash received upon closing
- A financial receivable of $69 million recorded as part of financial and other assets, which reflects the fair value of the staged payments at the close of the transaction
- A mineral interest royalty in the amount of $200 million recorded as part of property, plant and equipment that is a non-cash investing transaction and reflects the fair value of the royalty interest on closing of the transaction. The key facts and circumstances that resulted in concluding the royalty should be accounted for as a mineral interest were the alignment of cash flow risks and returns with the existing mine plan and that payments will only occur during the life of the mine

We recognized a pre-tax gain of approximately $75 million ($50 million post-tax) in other operating income (expense) upon closing of this transaction (Note 10).

c) Mesaba Arrangement – 2023

On February 15, 2023, we closed the transaction with PolyMet Mining Corp. (PolyMet), forming a 50:50 joint arrangement to advance PolyMet's NorthMet project and Teck's Mesaba mineral deposit. The joint arrangement is held and operated through NewRange Copper Nickel LLC (NewRange).

We concluded that NewRange is a joint operation where we share joint control with PolyMet due to the key facts that Teck and PolyMet are obligated for their share of the outputs of the arrangement, and that Teck and PolyMet are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses and cash flows.

We concluded that both parties contributed groups of assets that do not constitute businesses in the formation of the NewRange joint operation and we recorded $232 million of property, plant and equipment and $16 million of intangibles in a non-cash investing transaction. We measured the fair value of the assets and liabilities contributed by PolyMet through reference to market share price data, adjusted for transaction-specific factors, which is classified as a Level 3 measurement within the fair value measurement hierarchy (Note 35).

We recognized a pre-tax gain of approximately $191 million ($142 million post-tax) in other operating income (expense) upon closing of this transaction (Note 10). The gain was determined by calculating 50% of the fair value of the NorthMet project contributed by PolyMet, less 50% of the carrying value of the Mesaba mineral deposit contributed by Teck.

7. Revenue

a) Total Revenue by Major Product Type and Reportable Segment

The following table shows our revenue disaggregated by major product type and by reportable segment (Note 33). A reportable segment can have revenue from more than one commodity, as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if the sales were made to arm's-length parties and are eliminated on consolidation.

As a result of the sale of our steelmaking coal business in July of 2024 and the sale of our 21.3% interest in Fort Hills and associated downstream assets in 2023, we no longer present the associated revenue in the tables below. Revenue related to the steelmaking coal business and Fort Hills are disclosed in Note 5, Sale of Steelmaking Coal Business and Discontinued Operations.

(CAD$ in millions)	2024		
	Copper	Zinc	Total
Copper	$ 5,035	$ –	$ 5,035
Zinc	183	2,743	2,926
Silver	89	503	592
Lead	1	421	422
Molybdenum	186	–	186
Other	48	403	451
Intra-segment	–	(547)	(547)
	$ 5,542	$ 3,523	$ 9,065

(CAD$ in millions)	2023		
	Copper	Zinc	Total
Copper	$ 3,016	$ –	$ 3,016
Zinc	257	2,443	2,700
Silver	44	414	458
Lead	2	386	388
Molybdenum	85	–	85
Other	21	351	372
Intra-segment	–	(543)	(543)
	$ 3,425	$ 3,051	$ 6,476

7. Revenue (continued)

b) Total Revenue by Region

The following table shows our revenue disaggregated by geographical region. Revenue is attributed to regions based on the destination port or delivery location as designated by the customer.

(CAD$ in millions)	2024		2023
Asia			
China	$ 2,669	$	1,873
Japan	1,095		766
South Korea	870		407
India	452		216
Other	250		119
Americas			
United States	1,285		1,312
Canada	642		614
Chile	615		266
Other	8		9
Europe			
Germany	410		279
Spain	326		250
Bulgaria	170		80
Finland	118		82
Belgium	92		140
Other	63		63
	$ 9,065	$	6,476

No customer accounted for more than 10% of total revenue in 2023 and 2024.

8. Expenses by Nature

(CAD$ in millions)	2024	2023
Employment-related costs:		
Wages and salaries	$ 910	$ 891
Employee benefits and other wage-related costs	196	190
Bonus payments	217	205
Post-employment benefits and pension costs	84	81
	1,407	1,367
Transportation	546	440
Depreciation and amortization	1,679	884
Raw material purchases	755	601
Fuel and energy	875	758
Operating supplies consumed	646	507
Maintenance and repair supplies	610	529
Contractors and consultants	1,003	926
Overhead costs	439	247
Royalties	466	285
Other operating costs net of recoveries	(12)	(72)
	8,414	6,472
Adjusted for:		
Capitalized production stripping costs	(373)	(455)
Change in inventory	(171)	(154)
Total cost of sales, general and administration, exploration and research and innovation expenses	$ 7,870	$ 5,863

9. Asset and Goodwill Impairment Testing

a) Impairment Testing

Trail CGU – 2024

In the third quarter of 2024, as a result of the challenging environment for treatment charges due to a global shortage of zinc concentrate, continued operating losses, combined with a fire in the electrolytic zinc plant affecting expected operations in the fourth quarter of 2024, we identified impairment indicators at our Trail Operations cash-generating unit (Trail CGU) and consequently performed an impairment test. Using a discounted cash flow model to estimate the FVLCD, the estimated post-tax recoverable amount of the Trail CGU of $666 million was lower than our carrying value. As a result, we recorded a non-cash, pre-tax asset impairment for our Trail CGU of $1.1 billion (after-tax $828 million). The impairment affected the profit (loss) of our zinc reportable segment and our corporate activities (Note 33).

Key assumptions used in the analysis included the long-term zinc price, long-term zinc treatment charges, long-term zinc premiums, U.S. dollar to Canadian dollar foreign exchange rates, zinc production rates, operating costs, capital costs and discount rate. The discount rate used was 5.5%. The FVLCD estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 35).

9. Asset and Goodwill Impairment Testing (continued)

Steelmaking Coal Group of CGUs – 2023

As at December 31, 2023, as a result of the strengthening of the Canadian dollar against the U.S. dollar affecting the Canadian dollar equivalent of our expected consideration to be received in the sale of the steelmaking coal business transactions, we performed an impairment test for our steelmaking coal group of CGUs. We estimated the recoverable amount based on the consideration expected to be received from the sale transactions (Note 5(a)). In performing this impairment test, we used a U.S. dollar to Canadian dollar foreign exchange rate of 1.32 based on the forward curve at December 31, 2023 and updated applicable assumptions including the steelmaking coal price, mine production and operating costs.

The estimated recoverable amount of the steelmaking coal group of CGUs exceeded the carrying amount by approximately $80 million at December 31, 2023. The FVLCD estimates were classified as a Level 3 measurement within the fair value measurement hierarchy (Note 35).

In isolation, a $0.01 strengthening in the Canadian dollar would have resulted in the recoverable amount being approximately equal to the carrying amount at December 31, 2023.

b) Annual Goodwill Impairment Testing – Quebrada Blanca CGU

Our Quebrada Blanca CGU has goodwill allocated to it (Note 19). We performed our annual goodwill impairment testing at October 31, 2024, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses. Cash flow projections in the discounted cash flow model cover the current expected mine life of Quebrada Blanca and a projected expansion, totalling 47 years, with an estimate of *in situ* value applied to the remaining resources. Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time, as the cash flows are significantly affected by the key assumptions described below.

Sensitivity Analysis

The recoverable amount of our Quebrada Blanca CGU exceeded the carrying amount by approximately US$1.8 billion at the date of our annual goodwill impairment testing. The recoverable amount of Quebrada Blanca is most sensitive to the long-term copper price assumption and discount rate assumption. In isolation, a US$0.38 decrease in the long-term real copper price per pound, or a 110 basis points increase in the discount rate would result in the recoverable amount of Quebrada Blanca being equal to its carrying value.

Interrelation of Key Assumptions

The key assumptions used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating costs and capital expenditures. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Quebrada Blanca CGU Goodwill Impairment Assumptions

The following are the key assumptions used in our Quebrada Blanca CGU impairment testing calculations for the years ended December 31, 2024 and 2023.

Commodity Price Assumptions

A long-term real copper price per pound in 2029 of US$4.20 (2023 – long-term real copper price per pound in 2028 of US$3.90) was used in preparing the discounted cash flow model.

Commodity price assumptions use current prices in the initial year and trend to the long-term prices in the information referenced above. Prices are based on a number of factors, including historical data, analyst estimates and forward curves in the near term and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

A discount rate of 7.0% (2023 – 7.0%) was used in preparing the discounted cash flow model. Discount rates are based on market participant mining weighted average costs of capital adjusted for risks specific to the asset, where appropriate.

Reserves and Resources and Mine Production

Future mineral production is included in projected cash flows based on plant capacities, reserve and resource estimates, and related exploration and evaluation work undertaken by appropriately qualified persons.

In Situ Value

The fair value of resources beyond production included in the discounted cash flow model are estimated on a fair value per pound on a copper equivalent basis using available comparable market data.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of the operation, and the risks associated with the operation. Future capital expenditures are based on management's best estimate of expected future capital requirements, with input from management's experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount

Estimates used in calculating the recoverable amount are classified as Level 3 measurements within the fair value measurement hierarchy (Note 35).

10. Other Operating Income (Expense)

(CAD$ in millions)		2024		2023
Settlement pricing adjustments (Note 34(b))	$	65	$	7
Share-based compensation (Note 29(e))		(91)		(81)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations		–		(119)
Care and maintenance costs		(51)		(39)
Social responsibility and donations		(59)		(62)
Gain on disposal or contribution of assets		27		183
Impairment of intangible assets		(37)		(88)
Commodity derivatives		90		(12)
Depreciation of corporate assets		(47)		(41)
Take-or-pay contract costs		(10)		(30)
Other		(38)		(109)
	$	(151)	$	(391)

11. Finance Income and Finance Expense

(CAD$ in millions)		2024		2023
Finance income				
Investment income	$	228	$	95
Accretion on long-term receivables		6		15
Total finance income	$	234	$	110
Finance expense				
Debt interest	$	175	$	233
Interest on QB project financing		224		245
Interest on advances from SMM/SC		351		259
Interest on lease liabilities		49		21
Letters of credit and standby fees		28		31
Accretion on decommissioning and restoration provisions		121		96
Accretion on other liabilities		42		33
Other		29		22
		1,019		940
Less capitalized borrowing costs (Note 17)		(66)		(780)
Total finance expense	$	953	$	160

12. Non-Operating Income (Expense)

(CAD$ in millions)		2024		2023
QB variable consideration to IMSA and Codelco (a)	$	(51)	$	(156)
Foreign exchange gains		146		9
Downstream pipeline take-or-pay toll commitment		(10)		(40)
Other		(78)		(62)
	$	7	$	(249)

a) QB Variable Consideration to IMSA and Codelco

Variable consideration to IMSA

During the year ended December 31, 2024, we recorded $7 million (2023 – $4 million) of expense (Note 34(b)) related to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of Inversiones Mineras S.A. (IMSA), a private Chilean company. This derivative financial liability is carried at fair value, with changes in fair value being recognized in profit for the year. The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024 or up to a lesser maximum in certain circumstances thereafter.

Commencement of commercial production occurred in March of 2024, which reduced our cumulative maximum payment to US$97 million. Based on our estimate that the future average copper prices will exceed the US$3.15 per pound threshold in the next three years, the fair value of the derivative financial liability is $132 million (2023 – $115 million) as at December 31, 2024.

The fair value of the IMSA liability is calculated using a discounted cash flow method based on quoted market prices and is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 35).

The current portion of the financial liability is $72 million (2023 – $nil) recorded in trade accounts payable and other liabilities (Note 21). The non-current portion is $60 million (2023 – $115 million) recorded in other liabilities (Note 28).

Variable consideration to Codelco

During the year ended December 31, 2024, we recorded $44 million (2023 – $152 million) of expense related to changes in the carrying value of the financial liability for the preferential dividend stream from QBSA to Codelco. The financial liability was previously owed to Empresa Nacional de Minería (ENAMI) but is now owed to Codelco, subsequent to Codelco's acquisition of ENAMI's 10% interest in QBSA during 2024. As at December 31, 2024, the carrying value of this financial liability, which is measured at amortized cost, is $548 million (2023 – $444 million) (Note 28). This financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affects the timing of when QBSA repays the loans. The fair value of the financial liability is approximated by its carrying value, and is considered a Level 3 fair value measurement with significant unobservable inputs in the fair value hierarchy (Note 35).

13. Supplemental Cash Flow Information

(CAD$ in millions)	December 31, 2024	December 31, 2023
Cash and cash equivalents		
Cash	$ 2,343	$ 399
Investments with maturities from the date of acquisition of three months or less	5,244	345
	$ 7,587	$ 744

Cash and cash equivalents as at December 31, 2024 include $165 million (2023 – $167 million) held in QBSA. These cash and cash equivalent balances are to be used within QBSA and cannot be transferred to other entities within the group.

Cash flow from operating activities

(CAD$ in millions)	2024	2023
Net change in non-cash working capital items		
Trade and settlement receivables	$ (347)	$ (123)
Inventories	(374)	(439)
Prepaids and other current assets	(29)	(253)
Trade accounts payable and other liabilities	474	272
	$ (276)	$ (543)

Cash flow from investing activities

(CAD$ in millions)	2024	2023
Net proceeds from sale of discontinued operations and other		
Net proceeds from sale of steelmaking coal business	$ 9,483	$ –
Proceeds from sale of Fort Hills	–	1,014
Proceeds from other assets	55	34
	$ 9,538	$ 1,048

The net proceeds from the sale of the steelmaking coal business totaled $9.5 billion, including $9.9 billion in cash proceeds, net of $257 million in disposed cash and cash equivalents, and a $160 million payment for customary closing adjustments.

14. Inventories

(CAD$ in millions)	December 31, 2024	December 31, 2023
Supplies	$ 1,235	$ 1,318
Raw materials	260	277
Work in process	774	1,046
Finished products	636	655
	2,905	3,296
Less non-current portion (Note 20)	(307)	(350)
	$ 2,598	$ 2,946

Cost of sales of $7.5 billion (2023 – $5.4 billion) includes $6.3 billion (2023 – $4.7 billion) of production costs that were recognized as part of inventories and subsequently expensed when sold during the year.

No inventories were held at net realizable value as at December 31, 2024 (2023 – $49 million were held at net realizable value). Total inventory write-downs in 2024 were $42 million (2023 – $26 million) and were included as part of cost of sales.

Non-current inventories consist of ore stockpiles and other in-process materials that are not expected to be sold within one year.

15. Financial Assets

(CAD$ in millions)	December 31, 2024	December 31, 2023
Non-current receivables and deposits	$ 108	$ 207
Marketable equity and debt securities carried at fair value	513	397
Derivative assets	143	68
	$ 764	$ 672

16. Investment in Joint Venture

In August 2015, Teck and Newmont Corporation (Newmont) announced an agreement to combine their respective Relincho and El Morro projects, located approximately 40 kilometres apart in the Huasco Province in the Atacama Region of Chile, into a single project. The combined project is a joint arrangement that is structured through a separate vehicle, classified as a joint venture named NuevaUnión, where Teck and Newmont each own 50%. The net assets of the NuevaUnión joint venture substantially relate to exploration and evaluation assets.

(CAD$ in millions)	NuevaUnión
At January 1, 2023	$ 1,139
Contributions	2
Changes in foreign exchange rates	(27)
Share of profit	2
At December 31, 2023	$ 1,116
Contributions	5
Changes in foreign exchange rates	99
Share of profit	3
At December 31, 2024	$ 1,223

17. Property, Plant and Equipment

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In Progress	Total
At January 1, 2023						
Cost	$ 991	$ 20,364	$ 18,514	$ 8,596	$ 14,270	$ 62,735
Accumulated depreciation	–	(7,074)	(10,218)	(5,348)	–	(22,640)
Net book value	**$ 991**	**$ 13,290**	**$ 8,296**	**$ 3,248**	**$ 14,270**	**$ 40,095**
Year ended December 31, 2023						
Opening net book value	$ 991	$ 13,290	$ 8,296	$ 3,248	$ 14,270	$ 40,095
Additions	619	198	864	1,198	3,631	6,510
Disposals	(12)	(2)	(34)	–	(7)	(55)
Depreciation and amortization	–	(377)	(964)	(739)	–	(2,080)
Transfers between classifications (c)	–	324	13,787	–	(14,111)	–
Changes in decommissioning, restoration and other provisions	(7)	926	18	–	(6)	931
Capitalized borrowing costs (Note 11)	–	–	–	–	780	780
Changes in foreign exchange rates	(26)	(89)	(280)	(25)	(196)	(616)
Closing net book value	**$ 1,565**	**$ 14,270**	**$ 21,687**	**$ 3,682**	**$ 4,361**	**$ 45,565**
At December 31, 2023						
Cost	$ 1,565	$ 20,693	$ 32,532	$ 9,738	$ 4,361	$ 68,889
Accumulated depreciation	–	(6,423)	(10,845)	(6,056)	–	(23,324)
Net book value	**$ 1,565**	**$ 14,270**	**$ 21,687**	**$ 3,682**	**$ 4,361**	**$ 45,565**
Year ended December 31, 2024						
Opening net book value	$ 1,565	$ 14,270	$ 21,687	$ 3,682	$ 4,361	$ 45,565
Additions	315	1	533	846	1,447	3,142
Disposals	(7)	(4)	(50)	–	(2)	(63)
Change from the NSC/POSCO transaction (Note 5)	–	115	105	83	39	342
Sale of steelmaking coal business (Note 5)	–	(9,609)	(4,214)	(2,090)	(1,360)	(17,273)
Asset impairment	–	–	(961)	–	(54)	(1,015)
Depreciation and amortization	–	(396)	(1,459)	(586)	–	(2,441)
Transfers between classifications (c)	–	106	3,217	–	(3,323)	–
Changes in decommissioning, restoration and other provisions	–	39	(9)	–	–	30
Capitalized borrowing costs (Note 11)	–	–	–	–	66	66
Changes in foreign exchange rates	82	357	1,500	95	181	2,215
Closing net book value	**$ 1,955**	**$ 4,879**	**$ 20,349**	**$ 2,030**	**$ 1,355**	**$ 30,568**
At December 31, 2024						
Cost	$ 1,955	$ 6,988	$ 29,313	$ 4,417	$ 1,355	$ 44,028
Accumulated depreciation	–	(2,109)	(8,964)	(2,387)	–	(13,460)
Net book value	**$ 1,955**	**$ 4,879**	**$ 20,349**	**$ 2,030**	**$ 1,355**	**$ 30,568**

17. Property, Plant and Equipment (continued)

a) Exploration and Evaluation

Significant exploration and evaluation projects in property, plant and equipment include the Highland Valley Copper Mine Life Extension, Aktigiruq-Anarraaq extension at Red Dog, Galore Creek, Zafranal, San Nicolás and NewRange.

b) Borrowing Costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate of the project-specific debt, as applicable. Capitalized borrowing costs are classified with the asset they relate to within mineral properties, land, buildings, plant and equipment, or construction in progress. Our weighted average borrowing rate used for capitalization of borrowing costs in 2024 was 7.4% (2023 – 5.8%).

c) Transfers Between Classifications

Of the $14.1 billion in transfers in 2023, the largest component related to QB assets which became available for use in December of 2023. Of the $3.3 billion in transfers in 2024, the largest component related to QB assets which became available for use in May of 2024.

18. Intangible Assets

(CAD$ in millions)		Total
At January 1, 2023		
Cost	$	525
Accumulated amortization and impairment		(125)
Net book value	**$**	**400**
Year ended December 31, 2023		
Opening net book value	$	400
Additions – internal development		83
Amortization		(50)
Impairment		(88)
Closing net book value	**$**	**345**
At December 31, 2023		
Cost	$	608
Accumulated amortization and impairment		(263)
Net book value	**$**	**345**
Year ended December 31, 2024		
Opening net book value	$	345
Additions – internal development		17
Amortization		(43)
Impairment		(75)
Change in foreign exchange rates		3
Sale of steelmaking coal business		(51)
Closing net book value	**$**	**196**
At December 31, 2024		
Cost	$	577
Accumulated amortization and impairment		(381)
Net book value	**$**	**196**

The $75 million impairment in 2024 includes $38 million that was presented as part of asset impairment expense related to the impairment of the Trail CGU (Note 9(a)).

19. Goodwill

(CAD$ in millions)	Steelmaking Coal Business		Quebrada Blanca		Total	
At January 1, 2023	$	702	$	416	$	1,118
Changes in foreign exchange rates		–		(10)		(10)
At December 31, 2023	$	702	$	406	$	1,108
Changes in foreign exchange rates		–		36		36
Sale of steelmaking coal business		(702)		–		(702)
At December 31, 2024	$	–	$	442	$	442

The results of our annual goodwill impairment analysis and key assumptions used are outlined in Note 9(b) for the Quebrada Blanca CGU.

Goodwill relating to the steelmaking coal group of CGUs was derecognized upon completion of the sale of the steelmaking coal business in July of 2024 (Note 5).

20. Other Assets

(CAD$ in millions)	December 31, 2024		December 31, 2023	
Pension plans in a net asset position (Note 26(a))	$	320	$	446
Non-current portion of inventories (Note 14)		307		350
Other		71		61
	$	698	$	857

21. Trade Accounts Payable and Other Liabilities

(CAD$ in millions)	December 31, 2024		December 31, 2023	
Trade accounts payable and accruals	$	1,547	$	2,310
Commercial and government royalties		546		252
Payroll-related liabilities		318		351
QB variable consideration to IMSA (Note 12(a))		72		–
Settlement payables (Note 34(b))		70		36
Accrued interest		55		101
Capital project accruals		39		416
Current portion of downstream pipeline take-or-pay toll commitment		32		29
Contract liabilities – consignment sales		–		27
Other		56		132
	$	2,735	$	3,654

22. Debt

($ in millions)	December 31, 2024			December 31, 2023		
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.9% notes due July 2030 (a)	$ 143	$ 196	$ 204	$ 503	$ 621	$ 658
6.125% notes due October 2035 (a)	187	273	266	336	467	439
6.0% notes due August 2040 (a)	194	273	278	473	642	624
6.25% notes due July 2041 (a)	245	350	349	396	544	519
5.2% notes due March 2042 (a)	167	212	237	395	488	516
5.4% notes due February 2043 (a)	108	141	154	367	466	481
	1,044	1,445	1,488	2,470	3,228	3,237
QB project financing facility (b)	1,912	2,847	2,719	2,206	2,979	2,873
Carmen de Andacollo short-term loans (c)	–	–	–	95	126	126
Antamina loan agreement (d)	225	324	324	225	298	298
	$ 3,181	$ 4,616	$ 4,531	$ 4,996	$ 6,631	$ 6,534
Less current portion of debt	(294)	(423)	(423)	(389)	(515)	(515)
	$ 2,887	$ 4,193	$ 4,108	$ 4,607	$ 6,116	$ 6,019

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 35).

a) Long-Term Notes

All of our outstanding notes are redeemable at any time by repaying the greater of the principal amount and the present value of the sum of the remaining scheduled principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread, plus, in each case, accrued interest to, but not including, the date of redemption. In addition, all of our outstanding notes, except for notes due October 2035, are callable at 100% (plus accrued interest to, but not including, the date of redemption) within three to six months of maturity.

In 2024, we purchased US$1.4 billion aggregate principal amount of our outstanding term notes pursuant to the cash tender offers made on July 4, 2024, and through open market purchases in the third and fourth quarters of 2024. The total principal amount of the notes purchased comprised US$360 million of the 3.9% notes due 2030, US$149 million of the 6.125% notes due 2035, US$279 million of the 6.0% notes due 2040, US$151 million of the 6.25% notes due 2041, US$228 million of the 5.2% notes due 2042 and US$259 million of the 5.4% notes due 2043. The total cash cost of the purchases was $2.0 billion (US$1.4 billion), which was funded from cash on hand.

In February 2023, we redeemed the 3.75% notes due 2023 at maturity for $144 million (US$108 million) plus accrued interest.

Certain of our notes are subject to a change of control provision requiring repurchase in the event a downgrade follows a change of control. Our notes are also subject to covenants regarding liens on certain assets and certain restricted subsidiaries, and to customary events of default, including non-payment of principal and interest, bankruptcy or insolvency, covenant non-compliance, material final judgments, or other material indebtedness becoming due prior to maturity as a result of a default. An unremedied event of default may result in an acceleration of the repayment of the notes, causing them to become due and payable ahead of scheduled maturity.

22. Debt (continued)

b) QB Project Financing Facility

As at December 31, 2024, the limited recourse QB project financing facility had a balance of US$1.9 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility is being repaid in 17 equal semi-annual instalments of US$147 million, which began on June 15, 2023. The facility is guaranteed pre-final completion on a several basis by Teck and SMM/SC *pro rata* to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck's and SMM/SC's interests in QBSA and by security over QBSA's assets, which consist primarily of QB project assets.

The guarantees of Teck and SMM/SC will terminate once final completion, as defined under the facility, has been achieved. The facility is subject to customary project financing covenants and terms, including with respect to granting security in assets and accounts, maintenance of insurance, periodic reporting, restrictions on certain activities (such as incurring additional debt beyond agreed thresholds), and other operational covenants. Breach of the project finance covenants, or failure to reach final completion by the final completion date in June 2025, could lead to enforcement action by the project lenders, including the acceleration of repayment of the facility, among other consequences. The project has completed and submitted certificates for a majority of the completion tests, including the technical and operating completion tests, with the remaining tests being procedural in nature.

c) Carmen de Andacollo Short-Term Loans

As at December 31, 2024, all fixed rate short-term loans at Carmen de Andacollo were fully repaid.

d) Antamina Loan Agreement

On July 12, 2021, Antamina entered into a US$1.0 billion loan agreement, which was fully drawn as at December 31, 2024. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina shareholders and matures in 2026.

e) Revolving Credit Facilities

Effective October 18, 2024, we reduced the US$4.0 billion sustainability-linked revolving credit facility maturing October 2026 by US$1.0 billion to US$3.0 billion and we extended this facility for a five-year term to October 2029. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at December 31, 2024, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio to not exceed 0.60 to 1.0 (Note 36). Following the sale of the steelmaking coal business in July 2024, cash and cash equivalents have increased significantly and as a result, our cash balances were greater than our debt balances at December 31, 2024. Therefore, we do not exceed the required net debt-to-capitalization ratio. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

In addition to that financial covenant, the facility is subject to customary covenants including limits on subsidiary debt, change of control repayment requirements, and the prohibition on agreements that may restrict subsidiary dividend payments or loan repayments to Teck. Breach of these covenants could lead to an inability to borrow under the facility, or an enforcement action by lenders, including accelerating any outstanding debt repayment.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2024, we had $1.5 billion (2023 – $2.6 billion) of letters of credit outstanding. We also had $441 million (2023 – $1.2 billion) in surety bonds outstanding at December 31, 2024 to support current and future reclamation obligations. At December 31, 2023, $1.5 billion of the outstanding letters of credit and $758 million of the outstanding surety bonds were related to EVR. These were cancelled in conjunction with the closing of the sale of our steelmaking coal business on July 11, 2024 (Note 5).

f) Scheduled Principal Payments

At December 31, 2024, scheduled principal payments during the next five years and thereafter are as follows:

($ in millions)		US$		CAD$ Equivalent
2025	$	294	$	423
2026		519		747
2027		294		423
2028		294		423
2029		294		423
Thereafter		1,486		2,138
	$	3,181	$	4,577

g) Debt Continuity

($ in millions)	US$			CAD$ Equivalent		
		2024	2023		2024	2023
At January 1	$	**4,940**	$ 5,292	$	**6,534**	$ 7,167
Cash flows						
Proceeds from debt		**56**	170		**77**	230
Redemption, purchase or repayment of debt		**(1,870)**	(530)		**(2,544)**	(710)
Non-cash changes						
Gain on debt redemption or purchase		**(4)**	–		**(5)**	–
Changes in foreign exchange rates		**–**	–		**458**	(164)
Finance fees, discount amortization and other		**27**	8		**11**	11
At December 31	$	**3,149**	$ 4,940	$	**4,531**	$ 6,534

23. Leases

a) Significant Individual Lease Arrangements

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog mine. The lease requires TAK to pay a minimum annual user fee of US$6 million until 2040. As at December 31, 2024, the related lease liability was $89 million (2023 – $85 million).

QBSA entered into a contract with Transelec S.A. to lease an electrical power transmission system to connect the QB project with the Chilean national power grid. In the fourth quarter of 2023, the Chilean National Electric Coordinator issued the certificate that approves the entry into operation for the transmission system, leading to the commencement date of the lease. The lease requires QBSA to pay approximately US$23 million per year, escalating by 2.2% annually. As at December 31, 2024, the related lease liability was $465 million (2023 – $428 million). The corresponding right-of-use asset was $466 million (2023 – $447 million).

b) Right-of-Use Assets

Our significant lease arrangements include contracts for leasing office premises, mining equipment, railcars, road and port facilities and electrical power transmission systems. As at December 31, 2024, $1.0 billion (2023 – $1.1 billion) of right-of-use assets are recorded as part of land, buildings, plant and equipment within property, plant and equipment.

23. Leases (continued)

(CAD$ in millions)	2024	2023
Opening net book value	$ 1,108	$ 612
Additions	187	673
Depreciation	(137)	(147)
Changes in foreign exchange rates and other	49	(30)
Sale of steelmaking coal business	(196)	–
Closing net book value	$ 1,011	$ 1,108

c) Lease Liability Continuity

(CAD$ in millions)	2024	2023
At January 1	$ 1,061	$ 571
Cash flows		
Principal payments	(120)	(160)
Interest payments	(52)	(31)
Non-cash changes		
Additions	182	674
Interest expense	49	31
Changes in foreign exchange rates and other	40	(24)
Sale of steelmaking coal business	(209)	–
At December 31	$ 951	$ 1,061
Less current portion of lease liabilities	(175)	(195)
Non-current lease liabilities	$ 776	$ 866

24. QB Advances from SMM/SC

In conjunction with the subscription arrangement with SMM/SC in 2019, QBSA entered into a subordinated loan facility agreement with SMM/SC to advance QBSA up to US$1.3 billion. QBSA subsequently entered into four additional subordinated loan facility agreements with SMM/SC to advance QBSA an additional US$2.0 billion. The four additional subordinated loan facilities contain similar terms to the original subordinated loan facility. The advances for all five facility agreements are due to be repaid in full at maturity on January 15, 2038. Amounts outstanding under the facilities bear interest at Term SOFR plus applicable margins that vary over time. As at December 31, 2024, US$3.1 billion was outstanding and US$141 million remained undrawn.

($ in millions)	December 31, 2024			December 31, 2023		
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB advances from SMM/SC	$ 3,136	$ 4,707	$ 4,483	$ 2,661	$ 3,589	$ 3,497

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 35).

a) QB Advances from SMM/SC Carrying Value Continuity

($ in millions)	US$		CAD$ Equivalent	
	2024	2023	2024	2023
At January 1	$ 2,644	$ 1,683	$ 3,497	$ 2,279
Cash flows				
Advances	471	960	652	1,292
Non-cash changes				
Finance fee amortization	1	1	1	1
Changes in foreign exchange rates	–	–	333	(75)
At December 31	$ 3,116	$ 2,644	$ 4,483	$ 3,497

25. Income Taxes

a) Tax Rate Reconciliation to the Canadian Statutory Income Tax Rate

(CAD$ in millions)	2024	2023
Loss from continuing operations before taxes	$ (718)	$ (75)
Profit from discontinued operations (Note 5)	1,631	3,999
Gain (loss) on sale of discontinued operations (Note 5)	978	(4)
Profit for the year from continuing and discontinued operations before taxes	$ 1,891	$ 3,920
Tax expense at the Canadian statutory income tax rate of 27%	$ 511	$ 1,057
Tax effect of:		
Resource taxes	229	419
Resource and depletion allowances	(67)	(64)
Non-deductible expenses (non-taxable income)	(20)	42
Derecognition of deferred tax assets	206	8
Remeasurement of deferred Chilean mining royalty liability (f)	88	106
Difference in tax rates in foreign jurisdictions	82	48
Revisions to prior year estimates	11	17
Non-controlling interests	(77)	(25)
Effect from sale of discontinued operations	633	2
Other	12	2
Total income taxes from continuing and discontinued operations	$ 1,608	$ 1,612
Represented by:		
Current income taxes	1,594	2,228
Deferred income taxes	14	(616)
Total income taxes from continuing and discontinued operations	$ 1,608	$ 1,612
Provision for income taxes from continuing operations	205	237
Provision for income taxes from discontinued operations	1,403	1,375
Total income taxes from continuing and discontinued operations	$ 1,608	$ 1,612

Current income taxes are accrued and paid in all jurisdictions in which we operate.

25. Income Taxes (continued)

b) Continuity of Deferred Tax Assets and Liabilities

(CAD$ in millions)	January 1, 2024	Through Profit (Loss)	Through OCI	Transfer	Sale of Steelmaking Coal Business	December 31, 2024
Net operating loss and capital loss carryforwards	$ 61	$ 536	$ 66	$ 509	$ –	$ 1,172
Property, plant and equipment	(167)	(10)	(116)	(521)	–	(814)
Decommissioning and restoration provisions	167	(77)	(2)	39	–	127
Other temporary differences (TDs)	4	70	70	(57)	–	87
Deferred income tax assets	**$ 65**	**$ 519**	**$ 18**	**$ (30)**	**$ –**	**$ 572**
Net operating loss and capital loss carryforwards	$ (652)	$ 140	$ –	$ 509	$ 1	$ (2)
Property, plant and equipment	7,894	166	112	(521)	(4,482)	3,169
Decommissioning and restoration provisions	(1,167)	13	(20)	39	(48)	(1,183)
Unrealized foreign exchange	(75)	41	(7)	–	–	(41)
Withholding taxes	116	25	10	–	–	151
Inventories	161	9	(1)	5	19	193
Partnership income deferral and other TDs	(89)	139	23	(62)	(5)	6
Deferred income tax liabilities	**$ 6,188**	**$ 533**	**$ 117**	**$ (30)**	**$ (4,515)**	**$ 2,293**

(CAD$ in millions)	January 1, 2023	Through Profit (Loss)	Through OCI	Sale of Fort Hills	December 31, 2023
Net operating loss and capital loss carryforwards	$ 48	$ 13	$ –	$ –	$ 61
Property, plant and equipment	(165)	(2)	–	–	(167)
Decommissioning and restoration provisions	155	12	–	–	167
Other TDs	37	(21)	(12)	–	4
Deferred income tax assets	**$ 75**	**$ 2**	**$ (12)**	**$ –**	**$ 65**
Net operating loss and capital loss carryforwards	$ (458)	$ (205)	$ 11	$ –	$ (652)
Property, plant and equipment	7,234	638	(46)	68	7,894
Decommissioning and restoration provisions	(803)	(371)	7	–	(1,167)
Unrealized foreign exchange	(91)	7	9	–	(75)
Withholding taxes	133	(14)	(3)	–	116
Inventories	148	10	3	–	161
Partnership income deferral and other TDs	615	(754)	50	–	(89)
Deferred income tax liabilities	**$ 6,778**	**$ (689)**	**$ 31**	**$ 68**	**$ 6,188**

c) Deferred Tax Assets and Liabilities Not Recognized

We have not recognized $59 million (2023 – $57 million) of deferred tax assets associated with unused tax credits and tax pools in entities and jurisdictions that do not have established sources of taxable income.

In 2024, as a result of the sale of our steelmaking coal business and the impairment of our Trail Operations, we have derecognized deferred tax assets of $206 million to the extent that it is not probable that future taxable profits will be available against which deductible temporary differences can be utilized.

Deferred tax liabilities of approximately $905 million (2023 – $836 million) have not been recognized on the unremitted foreign earnings associated with investments in subsidiaries and interests in joint arrangements where we control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

d) Loss Carryforwards

At December 31, 2024, we had $147 million (2023 – $282 million) of Canadian net operating loss carryforwards and $4.2 billion (2023 – $1.9 billion) of Chilean net operating losses, which have an indefinite carryforward period. Deferred tax benefits of $1.2 billion (2023 – $713 million) related to these tax pools have been recognized.

e) Scope of Antamina's Peruvian Tax Stability Agreement

The Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT), issued income tax assessments for the 2013 to 2017 taxation years to Antamina (our joint operation in which we own a 22.5% share), denying accelerated depreciation claimed by Antamina in respect of a mill expansion and other assets, on the basis that the expansion was not covered by Antamina's tax stability agreement applicable for the years up until 2017.

Antamina is continuing to pursue the matter in the Peruvian Judiciary Courts. The denial of accelerated depreciation claimed is a timing issue in our tax provision, which we have recognized together with our share of previously paid interest and penalties.

f) Chilean Mining Royalty Reform

The Chilean mining royalty regime on copper revenues and operating profit, which was enacted into law in 2023, will apply to Carmen de Andacollo and Quebrada Blanca after their respective tax stability agreements expire in 2027 and 2037. During the year, we recognized a deferred tax expense of $88 million (2023 – $106 million) associated with future taxable temporary differences that are expected to reverse under the new royalty regime beyond the tax stability period.

g) Pillar Two Model Rules

We are subject to the *Global Minimum Tax Act* (GMT), Canada's Pillar Two Tax legislation, which was enacted in June 2024 with effect from January 1, 2024. In 2024, we accrued current income tax expense of $3 million for GMT in respect of an insurance affiliate in Bermuda. Effective January 1, 2025, Bermuda's domestic 15% corporate income tax legislation came into effect. Therefore, we expect our GMT liability going forward to be insignificant.

We applied the mandatory temporary exception to the recognition and disclosure for deferred taxes related to OECD Pillar Two income taxes under IAS 12, *Income Taxes*.

26. Retirement Benefit Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year earned by employees.

We have multiple defined benefit pension plans registered in various jurisdictions that provide benefits based principally on employees' years of service and average annual remuneration. These plans are only available to certain qualifying employees and some are now closed to additional members. The plans are "flat-benefit" or "final-pay" plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in either Canada or the United States. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. Actuarial deficits are funded in accordance with minimum funding regulations in each applicable jurisdiction. All of our defined benefit pension plans were actuarially valued within the past three years. While the majority of benefit payments are made from registered held-in-trust funds, there are also several unregistered and unfunded plans where benefit payment obligations are met as they fall due.

We also have several post-retirement benefit plans that provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded and we meet benefit obligations as they come due.

26. Retirement Benefit Plans (continued)

a) Actuarial Valuation of Plans

(CAD$ in millions)	2024		2023	
	Defined Benefit Pension Plans	Non-Pension Post–Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post–Retirement Benefit Plans
Defined benefit obligation				
Balance at beginning of year	$ 1,929	$ 370	$ 1,834	$ 343
Current service cost	29	16	39	22
Benefits paid	(104)	(28)	(138)	(21)
Interest expense	61	15	90	16
Sale of steelmaking coal business	(599)	(52)	–	–
Obligation experience adjustments	34	(13)	11	(5)
Effect from change in financial assumptions	(5)	(1)	93	14
Effect from change in demographic assumptions	5	–	1	–
Changes in foreign exchange rates	10	–	(1)	1
Balance at end of year	1,360	307	1,929	370
Fair value of plan assets				
Fair value at beginning of year	2,491	–	2,371	–
Interest income	80	–	117	–
Return on plan assets, excluding amounts included in interest income	56	–	115	–
Benefits paid	(104)	(28)	(138)	(21)
Sale of steelmaking coal business	(730)	–	–	–
Contributions by the employer	7	28	28	21
Changes in foreign exchange rates	9	–	(2)	–
Fair value at end of year	1,809	–	2,491	–
Funding surplus (deficit)	449	(307)	562	(370)
Less effect of the asset ceiling				
Balance at beginning of year	191	–	390	–
Sale of steelmaking coal business	(45)	–	–	–
Interest on asset ceiling	7	–	19	–
Change in asset ceiling	42	–	(218)	–
Balance at end of year	195	–	191	–
Net accrued retirement benefit asset (liability)	$ 254	$ (307)	$ 371	$ (370)
Represented by:				
Pension assets (Note 20)	$ 320	$ –	$ 446	$ –
Accrued retirement benefit liability	(66)	(307)	(75)	(370)
Net accrued retirement benefit asset (liability)	$ 254	$ (307)	$ 371	$ (370)

A number of the plans have a surplus totalling $195 million at December 31, 2024 (2023 – $191 million), which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

In 2024, pension assets and accrued retirement benefit liabilities related to employees of the steelmaking coal business were transferred to the purchaser and accordingly, were derecognized (Note 5).

We expect to contribute $5 million to our defined benefit pension plans in 2025 based on minimum funding requirements. The weighted average duration of the defined benefit pension obligation is 12 years and the weighted average duration of the non-pension post-retirement benefit obligation is 12 years.

Defined contribution expense for 2024 was $39 million (2023 – $37 million).

b) Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	December 31, 2024		December 31, 2023	
	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans
Discount rate	4.60%	4.72%	4.63%	4.64%
Rate of increase in future compensation	3.25%	3.25%	3.25%	3.25%
Medical trend rate	–	5.00%	–	5.00%

c) Sensitivity of the Defined Benefit Obligation to Changes in the Weighted Average Assumptions

	2024	
	Effect on Defined Benefit Obligation	
	1% Increase in Assumption	1% Decrease in Assumption
Discount rate	Decrease by 10%	Increase by 11%
Rate of increase in future compensation	Increase by 0%	Decrease by 0%
Medical cost claim trend rate	Increase by 1%	Decrease by 1%

	2023	
	Effect on Defined Benefit Obligation	
	1% Increase in Assumption	1% Decrease in Assumption
Discount rate	Decrease by 11%	Increase by 12%
Rate of increase in future compensation	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	Increase by 1%	Decrease by 1%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as those used for calculating the defined benefit obligation recognized on our balance sheet. The methods and types of assumptions used in preparing the sensitivity analyses did not change from the prior period.

26. Retirement Benefit Plans (continued)

d) Mortality Assumptions

Assumptions regarding future mortality are set based on management's best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	2024		2023	
	Male	**Female**	**Male**	**Female**
Retiring at the end of the reporting period	**85.4 years**	**87.8 years**	85.4 years	87.7 years
Retiring 20 years after the end of the reporting period	**86.4 years**	**88.7 years**	86.4 years	88.7 years

e) Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields and any changes in life expectancy.

Asset volatility risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the deficit will increase. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long term.

Changes in bond yields

A decrease in bond yields increases plan liabilities, which are partially offset by an increase in the value of the plans' bond holdings.

Life expectancy

The majority of the plans' obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans' liabilities.

f) Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan's demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annualized portfolio returns over five-year periods in excess of the annualized percentage change in the consumer price index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan's funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest rate risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

The defined benefit pension plan assets at December 31, 2024 and 2023 are as follows:

(CAD$ in millions)	2024			2023		
	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %
Equity securities	$ 559	$ –	31%	$ 829	$ –	33%
Debt securities	$ 847	$ –	47%	$ 1,138	$ –	46%
Real estate and other	$ 100	$ 303	22%	$ 69	$ 455	21%

27. Provisions

(CAD$ in millions)	2024	2023
At December 31	$ 2,626	$ 4,198
Less current portion of provisions	(187)	(347)
Non-current provisions	$ 2,439	$ 3,851

The following table summarizes the movements in provisions for the year ended December 31, 2024:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other Provisions	Total
At January 1, 2024	$ 3,907	$ 291	$ 4,198
Settled during the year	(123)	(27)	(150)
Change in discount rate	(397)	–	(397)
Change in amount and timing of cash flows	374	40	414
Accretion	177	5	182
Change from the NSC/POSCO transaction	127	–	127
Sale of steelmaking coal business	(1,828)	(28)	(1,856)
Other	(4)	–	(4)
Changes in foreign exchange rates	95	17	112
At December 31, 2024	$ 2,328	$ 298	$ 2,626
Less current portion of provisions	(149)	(38)	(187)
Non-current provisions	$ 2,179	$ 260	$ 2,439

Provisions related to the steelmaking coal business were derecognized upon sale of the business in July of 2024 (Note 5).

During the year ended December 31, 2024, we recorded $35 million (2023 – $36 million) of additional study and environmental costs arising from legal obligations through other provisions.

27. Provisions (continued)

Decommissioning and Restoration Provisions

The decommissioning and restoration provisions represent the present value of estimated costs for required future decommissioning and other site restoration activities. These activities include removal of site structures and infrastructure, recontouring and revegetation of previously mined areas and the management of water and water quality in and around each closed site. The majority of the decommissioning and site restoration expenditures occur near the end of, or after, the life of the related operation.

After the end of the life of certain operations, water quality management costs may extend for periods in excess of 100 years. Our provision for these expenditures was $568 million as at December 31, 2024 (2023 – $990 million, of which $515 million related to the steelmaking coal business. The provision related to the steelmaking coal business was derecognized upon sale of the business in July of 2024 (Note 5)).

In 2024, the decommissioning and restoration provisions were calculated using nominal discount rates between 6.33% and 7.03% (2023 – 5.61% and 7.13%). We also used an inflation rate of 2.00% (2023 – 2.00%) over the long term in our cash flow estimates. Total decommissioning and restoration provisions include $459 million (2023 – $806 million) in respect of closed operations.

During the fourth quarter of 2024, our decommissioning and restoration provisions increased by $167 million compared to the third quarter of 2024. The increase in decommissioning and restoration provisions was due to an increase of $504 million in reclamation cash flows, primarily related to changes in planned reclamation work and associated cost estimates at Red Dog, Quebrada Blanca and Antamina. This increase was partially offset by a decrease of $337 million associated with an increase in the rates used to discount decommissioning and restoration provisions.

In relation to the steelmaking coal business, which was sold in July of 2024 (Note 5), the requirements for water quality management were established under a regional permit issued by the provincial government of British Columbia. This permit referenced the Elk Valley Water Quality Plan (EVWQP). In October 2020, Environment and Climate Change Canada issued a Direction under the *Fisheries Act* (the Direction) requiring us to undertake certain additional measures to address water quality and fish habitat impacts in the upper Fording River and certain tributaries, and stipulating deadlines for implementation of certain measures contemplated by the EVWQP. The Direction did not require construction of any additional water treatment facilities beyond those already contemplated by the EVWQP, but set out requirements with respect to water management such as diversions, mine planning, fish monitoring and calcite prevention measures, as well as the installation by December 31, 2030, of a 200-hectare geosynthetic cover trial in the Greenhills creek drainage. As at December 31, 2023, estimated costs in relation to this Direction issued by Environment and Climate Change Canada were included in our decommissioning and restoration provisions. This provision was derecognized upon sale of the steelmaking coal business in July of 2024.

28. Other Liabilities

(CAD$ in millions)	December 31, 2024		December 31, 2023	
Long-term portion of derivative liabilities (current portion – $23 (2023 – $15))	$	24	$	18
Codelco preferential dividend liability (Note 12(a))		548		444
QB variable consideration to IMSA (Note 12(a))		60		115
Obligation to Neptune Bulk Terminals (derecognized as part of the sale of the steelmaking coal business (Note 5))		–		207
Downstream pipeline take-or-pay toll commitment		285		270
Other liabilities		182		89
	$	1,099	$	1,143

29. Equity

a) Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so-called "coattail provisions", which provide that, in the event that an offer (an "Exclusionary Offer") to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period, provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or are not otherwise ultimately taken up and paid for under the Exclusionary Offer.

The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

b) Sunset of Dual Class Share Structure

On April 26, 2023, Teck's shareholders approved a six-year sunset for the multiple voting rights attached to the Class A common shares of Teck (the Dual Class Amendment). On May 12, 2023, each Teck Class A common share was acquired by Teck in exchange for (i) one new Class A common share and (ii) 0.67 of a Class B subordinate voting share, recognized as a $302 million increase to Class B shares and reduction to retained earnings. The terms of the new Class A common shares are identical to the previous terms of Class A common shares, except that on May 12, 2029, the new Class A common shares will automatically convert into Class B subordinate voting shares, which will then be renamed common shares, on a one-for-one basis, and for no additional consideration or premium.

c) Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

Shares (in 000's)	Class A Common Shares	Class B Subordinate Voting Shares
At January 1, 2023	7,765	505,954
Class A common shares conversion	(110)	110
Shares issued on dual class amendment (b)	–	5,203
Shares issued on options exercised (d)	–	3,139
Cancelled pursuant to normal course issuer bid (i)	–	(4,738)
At December 31, 2023	7,655	509,668
Class A common shares conversion	(55)	55
Shares issued on options exercised (d)	–	8,178
Cancelled pursuant to normal course issuer bid (i)	–	(19,158)
At December 31, 2024	**7,600**	**498,743**

29. Equity (continued)

d) Share Options

The maximum number of Class B subordinate voting shares issuable to full-time employees pursuant to options granted under our current stock option plan is 46 million. As at December 31, 2024, 9,001,488 share options remain available for grant. The exercise price for each option is the closing price for our Class B subordinate voting shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B subordinate voting shares.

During the year ended December 31, 2024, we granted 1,082,270 share options to employees. These share options have a weighted average exercise price of $52.85, vest in equal amounts over three years and have a term of 10 years.

The weighted average fair value of share options granted in the year was estimated at $21.21 per option (2023 – $22.69) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2024	2023
Weighted average exercise price	$ 52.85	$ 54.66
Dividend yield	0.96%	0.92%
Risk-free interest rate	3.46%	3.52%
Expected option life	5.8 years	5.9 years
Expected volatility	42%	42%

The expected volatility is based on a statistical analysis of historical daily share prices over a period equal to the expected option life.

Outstanding share options are as follows:

	2024		2023	
	Share Options (in 000's)	Weighted Average Exercise Price	Share Options (in 000's)	Weighted Average Exercise Price
Outstanding at beginning of year	13,067	$ 25.92	15,057	$ 22.38
Granted	1,082	52.85	1,383	54.66
Exercised	(8,165)	21.07	(3,117)	20.07
Forfeited	(512)	51.23	(252)	44.32
Expired	(5)	27.26	(4)	26.70
Outstanding at end of year	5,467	$ 36.12	13,067	$ 25.92
Vested and exercisable at end of year	3,524	$ 27.43	10,018	$ 20.04

The average Class B subordinate voting share price during 2024 was $62.98 (2023 – $54.46).

Information relating to share options outstanding at December 31, 2024, is as follows:

Outstanding Share Options (in 000's)	Exercise Price Range	Weighted Average Remaining Life of Outstanding Options (months)
1,166	$ 5.34 — $ 14.71	43
1,315	$ 14.72 — $ 30.35	50
1,122	$ 30.36 — $ 46.57	66
819	$ 46.58 — $ 54.33	109
1,045	$ 54.34 — $ 70.34	89
5,467	**$ 5.34 — $ 70.34**	**68**

Total share option compensation expense recognized for the year was $21 million (2023 – $26 million).

e)   Deferred Share Units, Restricted Share Units, Performance Share Units and Performance Deferred Share Units

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

DSUs are granted to directors only. RSUs may be granted to both employees and directors. PSUs and PDSUs are granted to certain officers only. DSUs entitle the holder to a cash payment equal to the closing price of one Class B subordinate voting share on the Toronto Stock Exchange on the day prior to redemption. RSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. PSUs and PDSUs vest subject to a performance metric ranging from 0% to 200% based on corporate performance against grant-specific performance criteria. The performance metrics for PSUs and PDSUs issued in 2022 and 2023 were based on a balanced scorecard, with 20% related to each of: relative shareholder return as compared to our compensation peer group, change in five-year average return on capital employed for operating assets, operational production and cost performance as against the annual budget, strategic execution, and performance measured against a sustainability progress index. The performance metrics for PSUs and PDSUs issued in 2024 were based on a balanced scorecard with four components, with 40% based on relative shareholder return as compared to our compensation peer group and 20% related to each of: strategic execution, performance measured against a sustainability progress index, and the change in five-year average return on capital employed for operating assets. Once vested, PSUs and PDSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. Officers can elect to receive up to 50% of their Units as PDSUs, which pay out following termination of employment as described below.

PSUs and PDSUs vest on March 1 of the third year following the grant date. RSUs vest on various dates depending on the grant date. DSUs granted to directors vest immediately. Units vest on a *pro rata* basis if employees retire or are terminated without cause and unvested units are forfeited if employees resign or are terminated with cause.

DSUs and PDSUs may be redeemed on or before December 15 of the first calendar year commencing after the date on which the participant ceases to be a director or employee, as applicable. RSUs and PSUs pay out on the vesting date.

Additional Units are issued to Unit holders to reflect dividends paid and other adjustments to Class B subordinate voting shares.

In 2024, we recognized compensation expense of $70 million for Units (2023 – $55 million). The total liability and intrinsic value for vested Units as at December 31, 2024 was $113 million (2023 – $171 million).

In 2024, we recognized total share-based compensation expense of $91 million (2023 – $81 million) in other operating income (expense) (Note 10).

29. Equity (continued)

The outstanding Units are summarized in the following table:

(in 000's)	December 31, 2024		December 31, 2023	
	Outstanding	Vested	Outstanding	Vested
DSUs	491	491	1,837	1,837
RSUs	1,307	–	1,336	–
PSUs	946	–	656	–
PDSUs	116	69	253	219
	2,860	560	4,082	2,056

f) Accumulated Other Comprehensive Income

(CAD$ in millions)	2024	2023
Accumulated other comprehensive income – beginning of year	$ 693	$ 1,062
Currency translation differences:		
Unrealized gain (loss) on translation of foreign subsidiaries	1,697	(421)
Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of taxes of $7 and $(9)) (Note 34(b))	(47)	56
	1,650	(365)
Gain (loss) on marketable equity and debt securities (net of taxes of $(7) and $1)	54	(4)
Remeasurements of retirement benefit plans (net of taxes of $(30) and $(68))	46	151
Total other comprehensive income (loss)	1,750	(218)
Remeasurements of retirement benefit plans recorded in retained earnings	(46)	(151)
Accumulated other comprehensive income – end of year	$ 2,397	$ 693

g) Earnings (Loss) Per Share

The following table reconciles our basic and diluted earnings (loss) per share:

(CAD$ in millions, except per share data)		2024		2023
Loss from continuing operations attributable to shareholders of the company	$	(467)	$	(118)
Profit from discontinued operations attributable to shareholders of the company (Note 5)		873		2,527
Profit attributable to shareholders of the company	$	406	$	2,409
Weighted average shares outstanding (000's)		516,011		517,828
Dilutive effect of share options (000's)		4,031		7,516
Weighted average diluted shares outstanding (000's)		520,042		525,344
Loss per share from continuing operations				
Basic and diluted	$	(0.90)	$	(0.23)
Earnings per share from discontinued operations				
Basic	$	1.69	$	4.88
Diluted	$	1.68	$	4.81
Earnings per share				
Basic earnings per share	$	0.79	$	4.65
Diluted earnings per share	$	0.78	$	4.59

At December 31, 2024, 1,036,929 (2023 – 1,321,427) potentially dilutive shares were not included in the diluted earnings per share calculation because their effect was anti-dilutive.

For the year ended December 31, 2024 and December 31, 2023, there was a loss from continuing operations attributable to shareholders. Accordingly, all share options would be considered anti-dilutive and have been excluded from the calculation of diluted loss per share from continuing operations attributable to shareholders. The weighted average shares outstanding and weighted average diluted shares outstanding are therefore the same for continuing operations.

h) Dividends

In 2024, we declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share in each of the first, second and fourth quarters and $0.625 per share in the third quarter, totalling $514 million.

In 2023, we declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share in each of the second, third and fourth quarters and $0.625 per share in the first quarter, totalling $515 million.

29. Equity (continued)

i)   Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In November 2024, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 22, 2024 to November 21, 2025. All purchased shares will be cancelled.

In 2024, we recorded $1.3 billion in equity for the purchase of 19,258,016 Class B subordinate voting shares. The $1.3 billion includes an accrual of $15 million related to tax on repurchases of shares. For these share repurchases, we paid $1.2 billion in cash in 2024 and $6 million subsequent to the end of the year. In 2024, 19,158,016 Class B subordinate voting shares were cancelled, with the remaining 100,000 shares cancelled subsequent to the end of the year.

In 2023, we purchased and cancelled 4,737,561 Class B subordinate voting shares for $250 million.

30. Non-Controlling Interests

Set out below is information about our subsidiaries with non-controlling interests and the non-controlling interest balances included in equity.

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non-Controlling Interest	December 31, 2024	December 31, 2023
Quebrada Blanca (a)	Region I, Chile	40%	$ 889	$ 1,104
Carmen de Andacollo	Region IV, Chile	10%	30	18
Elkview Mine Limited Partnership (b)	British Columbia, Canada	5%	–	126
Compañía Minera Zafranal S.A.C. (c)	Arequipa Region, Peru	20%	100	56
			$ 1,019	$ 1,304

a) Quebrada Blanca

The non-controlling interest in QBSA consists of SMM/SC, who subscribed for a 30% indirect interest in QBSA in 2019, and Codelco, a Chilean state-owned company that holds a 10% preference share interest. Codelco's interest in QBSA does not require Codelco to make contributions toward QBSA's capital spending.

The following is the summarized financial information for Quebrada Blanca before intra-group eliminations. Quebrada Blanca has non-controlling interests that are considered material to our consolidated financial statements.

(CAD$ in millions)	December 31, 2024		December 31, 2023	
Summarized balance sheet				
Current assets	$	**1,492**	$	1,025
Current liabilities		**1,286**		1,576
Current net assets (liabilities)		**206**		(551)
Non-current assets		**23,244**		20,931
Non-current liabilities		**17,358**		14,378
Non-current net assets		**5,886**		6,553
Net assets	$	**6,092**	$	6,002
Accumulated non-controlling interests	$	**889**	$	1,104
Summarized statement of comprehensive income (loss)				
Revenue	$	**2,376**	$	595
Loss for the period		**(1,200)**		(465)
Other comprehensive income (loss)		**219**		(76)
Total comprehensive loss	$	**(981)**	$	(541)
Loss allocated to non-controlling interests	$	**(462)**	$	(188)
Summarized cash flows				
Cash flows provided by (used in) operating activities	$	**554**	$	(506)
Cash flows used in investing activities		**(1,407)**		(3,203)
Cash flows provided by financing activities		**841**		3,751
Effect of exchange rates on cash and cash equivalents		**9**		(4)
Increase (decrease) in cash and cash equivalents	$	**(3)**	$	38

b) Elkview Mine Limited Partnership

Teck's ownership interest in Elkview Mine Limited Partnership was sold in 2024 as part of the sale of the steelmaking coal business (Note 5).

c) Compañía Minera Zafranal S.A.C.

The majority of the net assets of the Zafranal copper-gold project located in the Arequipa Region of Peru relate to exploration and evaluation assets.

31. Contingencies

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2024, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our consolidated financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

In parallel, the Lake Roosevelt litigation involving Teck Metals Limited (TML) by the State of Washington and the Confederated Tribes of the Coleville Reservation (CCT) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML's Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs on citizen suit claims, seeking injunctive relief, statutory penalties and attorney's fees. In December 2012, on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the *Comprehensive Environmental Response, Compensation, and Liability Act* (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. The third and final phase of the case pertains to the plaintiffs' claims for natural resource damages.

In 2022, TML filed two motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied. Based on one of those rulings, in the first quarter of 2023, TML filed a motion seeking a ruling that the plaintiffs' natural resource damages claims under CERCLA are not fully developed and they should therefore be dismissed. The motion was denied and TML sought motions seeking reconsideration and certification for an interlocutory appeal to the Ninth Circuit Court of Appeals, both of which were denied.

In October 2023, TML filed a motion for partial summary judgment on CCT's tribal service loss claim. CCT's tribal services loss claim comprises the bulk of CCT's outstanding individual claims against TML except for natural resource damages assessment costs. On February 6, 2024, the court granted TML's motion and dismissed CCT's claim on the basis that tribal service loss claims are not cognizable as natural resource damages claims under CERCLA. The CCT filed a motion seeking reconsideration of the dismissal or in the alternative certification for an interlocutory appeal to the Ninth Circuit Court of Appeals. The trial court denied reconsideration but certified the matter for interlocutory review by the Ninth Circuit Court of Appeals. The Ninth Circuit has accepted the interlocutory appeal, and a hearing before the Ninth Circuit Court is scheduled for April 17, 2025.

The previously scheduled February 2024 trial with respect to natural resource damages and assessment costs has been postponed pending the Ninth Circuit Court's decision on the CCT's dismissed tribal service loss claim and a new trial date has not yet been scheduled.

Until the studies contemplated by the EPA settlement agreement and additional natural resource damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation that may be required by the EPA or restoration that may be demanded by the natural resource trustees or to assess the extent of Teck's potential liability for damages. The EPA studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some additional residential soil removal should be undertaken. If other remediation is required, damage to natural resources are proved, and if the CCT's dismissed tribal service loss claim is revived and subsequently proved, the cost of that remediation and restoration and compensation for natural resource damages may be material.

32. Commitments

a) Capital Commitments

As at December 31, 2024, we had contracted for $308 million of capital expenditures that have not yet been incurred for the purchase and construction of property, plant and equipment. This amount includes $132 million for QB and $118 million for our 22.5% share of Antamina. The amount includes $252 million that is expected to be incurred within one year and $56 million within two to five years.

b) Red Dog Royalty

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation, Inc. (NANA) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 40% of net proceeds of production occurred in the fourth quarter of 2022. An expense of $448 million was recorded in 2024 (2023 – $262 million) in respect of this royalty. The NANA royalty is expected to increase by 5% to 45% in the fourth quarter of 2027.

c) Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine's free cash flow. An expense of $18 million was recorded in 2024 (2023 – $23 million) in respect of this royalty.

d) Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and other process inputs and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to *force majeure* provisions.

We have contractual arrangements for the purchase of power for QB. These contracts are effective from a range of dates occurring between 2016 and 2025. These agreements supply power until 2042 and require payments of approximately US$247 million per year.

In 2020, we entered into a 14-year contractual arrangement to purchase power for Carmen de Andacollo. This arrangement requires payments of approximately US$46 million per year.

In 2018, we entered into a 20-year contractual arrangement to purchase power for our Trail Operations, with an option to extend for a further 10 years. This arrangement requires payments of approximately $75 million per year, escalating at 2% per year.

33. Segmented Information

Based on the primary products we produce, we have two reportable segments that we report to our President and Chief Executive Officer – copper and zinc. Corporate activities are not considered a reportable segment and are included as a reconciliation to total consolidated results. These corporate activities include all of our initiatives in other commodities and groups that provide administrative, technical, financial and other support to our reportable segments. Operating income (expense) – other includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm's-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our steelmaking coal business in July of 2024 and the sale of our 21.3% interest in Fort Hills and associated downstream assets in 2023, we no longer present the associated steelmaking coal and energy segments in the tables below. The segmented information related to the steelmaking coal business and Fort Hills are disclosed in Note 5, Sale of Steelmaking Coal Business and Discontinued Operations.

33. Segmented Information (continued)

(CAD$ in millions)	2024			
	Copper	**Zinc**	**Corporate**	**Total**
Revenue (Note 7(a))	$ **5,542**	$ **3,523**	$ **–**	$ **9,065**
Cost of sales	**(4,497)**	**(2,961)**	**–**	**(7,458)**
Gross profit	**1,045**	**562**	**–**	**1,607**
Asset impairment (Note 9(a))	**–**	**(1,038)**	**(15)**	**(1,053)**
Operating income (expense) – other	**13**	**39**	**(615)**	**(563)**
Profit (loss) from operations	**1,058**	**(437)**	**(630)**	**(9)**
Finance income	**23**	**1**	**210**	**234**
Finance expense	**(687)**	**(66)**	**(200)**	**(953)**
Non-operating income (expense)	**(94)**	**6**	**95**	**7**
Share of profit of joint venture	**3**	**–**	**–**	**3**
Profit (loss) before taxes from continuing operations	**303**	**(496)**	**(525)**	**(718)**
Depreciation and amortization	**(1,356)**	**(309)**	**(61)**	**(1,726)**
Capital expenditures from continuing operations	**2,267**	**345**	**23**	**2,635**
	December 31, 2024			
Goodwill (Note 19)	**442**	**–**	**–**	**442**
Total assets	$ **34,433**	$ **4,187**	$ **8,417**	$ **47,037**

(CAD$ in millions)	2023			
	Copper	**Zinc**	**Corporate**	**Total**
Revenue (Note 7(a))	$ 3,425	$ 3,051	$ –	$ 6,476
Cost of sales	(2,713)	(2,651)	–	(5,364)
Gross profit	712	400	–	1,112
Operating income (expense) – other	56	(86)	(860)	(890)
Profit (loss) from operations	768	314	(860)	222
Finance income	23	1	86	110
Finance expense	(79)	(53)	(28)	(160)
Non-operating income (expense)	(190)	–	(59)	(249)
Share of profit of joint venture	2	–	–	2
Profit (loss) before taxes from continuing operations	524	262	(861)	(75)
Depreciation and amortization	(553)	(308)	(64)	(925)
Capital expenditures from continuing operations	4,018	298	24	4,340
	December 31, 2023			
Goodwill from continuing operations	406	–	–	406
Goodwill from discontinued operations – Unallocated	–	–	–	702
Goodwill (Note 19)	406	–	–	1,108
Total assets from continuing operations	28,636	4,581	3,595	36,812
Total assets from discontinued operations – Unallocated	–	–	–	19,381
Total assets	$ 28,636	$ 4,581	$ 3,595	$ 56,193

Goodwill from discontinued operations and total assets from discontinued operations were unallocated to a segment, as they were derecognized as part of the sale of the steelmaking coal business in 2024 (Note 5).

The geographical distribution of all our non-current assets in 2024 and 2023, other than financial instruments, deferred tax assets and post-employment benefit assets, is as follows:

(CAD$ in millions)	December 31, 2024	December 31, 2023
Canada	$ 3,185	$ 21,678
Chile	24,497	22,400
United States	2,485	2,202
Peru	2,381	2,050
Mexico	219	165
Other	35	36
	$ 32,802	$ 48,531

Notes to Consolidated Financial Statements Years ended December 31, 2024 and 2023

34. Financial Instruments and Financial Risk Management

a) Financial Risk Management

Our activities expose us to a variety of financial risks, which include foreign exchange risk, liquidity risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Financial Risk Management Committee and our Board of Directors.

Foreign Exchange Risk

We operate on an international basis, and therefore, foreign exchange risk exposures arise from transactions denominated in a currency other than the functional currency of our legal entities. Our foreign exchange risk arises primarily with respect to the U.S. dollar, Chilean peso and Peruvian sol. Our cash flows from Canadian, Chilean and Peruvian operations are exposed to foreign exchange risk, as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses is denominated in local currencies. U.S. dollar cash and cash equivalents held in our Canadian functional currency entities also generate foreign exchange risk.

We also have various investments in U.S. dollar functional currency subsidiaries, whose net assets are exposed to foreign currency translation risk. Historically, this currency exposure was managed in part through our U.S. dollar denominated debt as a hedge against these net investments. In the third quarter of 2024, we discontinued the hedge of our U.S. dollar denominated debt against our U.S. dollar functional currency net investments because our U.S. dollar cash balances are greater than our U.S. dollar debt balances with the receipt of proceeds from the sale of the steelmaking coal business.

U.S. dollar financial instruments subject to foreign exchange risk consist of U.S. dollar denominated items held in Canada and are summarized below.

(US$ in millions)	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 4,019	$ 59
Trade and settlement receivables	524	1,145
Trade accounts payable and other liabilities	(877)	(743)
Debt (Note 22)	(1,044)	(2,470)
Reduced by: Debt designated as a hedging instrument in our net investment hedge	–	2,334
Net U.S. dollar exposure	$ 2,622	$ 325

As at December 31, 2024, with other variables unchanged, a $0.10 strengthening of the Canadian dollar against the U.S. dollar would result in a $262 million pre-tax loss (2023 – $33 million) from our financial instruments. There would also be a pre-tax loss of $1.5 billion (2023 – $1.1 billion) in other comprehensive income from the translation of our foreign operations. The inverse effect would result if the Canadian dollar weakened by $0.10 against the U.S. dollar.

Liquidity Risk

Liquidity risk arises from our general and capital funding requirements. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 22(e) details our available credit facilities as at December 31, 2024. Following the sale of the steelmaking coal business in July of 2024, cash and cash equivalents have increased significantly and as a result, our cash balances were greater than our debt balances at December 31, 2024.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2024 are as follows:

(CAD$ in millions)	Less Than 1 Year	2–3 Years	4–5 Years	More Than 5 Years	Total
Trade accounts payable and other financial liabilities	$ 2,576	$ –	$ –	$ –	$ **2,576**
Debt (Note 22(f))	423	1,170	846	2,138	**4,577**
Lease liabilities	175	248	916	216	**1,555**
Codelco preferential dividend liability	–	–	494	219	**713**
QB advances from SMM/SC	–	–	–	4,512	**4,512**
QB variable consideration to IMSA	72	68	–	–	**140**
Other liabilities	–	198	11	12	**221**
Estimated interest payments on debt	267	372	242	806	**1,687**
Estimated interest payments on QB advances from SMM/SC	372	700	600	682	**2,354**
Estimated interest payments on lease and other liabilities	6	7	27	6	**46**
Downstream pipeline take-or-pay toll commitment	33	70	75	248	**426**
	$ 3,924	$ 2,833	$ 3,211	$ 8,839	$ **18,807**

Interest Rate Risk

Our interest rate risk arises in respect of our holdings of cash, cash equivalents, floating rate debt, advances from SMM/SC and the financial liability due to Codelco. Our interest rate management policy is to borrow at both fixed and floating rates to offset financial risks.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

A 1% increase in the short-term interest rate at the beginning of the year, with other variables unchanged, would have resulted in a $33 million pre-tax decrease in our profit (2023 – $50 million), not considering applicable capitalization of borrowing costs. There would be no effect on other comprehensive income.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices and to avoid mismatches in pricing reference periods. At the balance sheet date, we had zinc, lead and copper derivative contracts outstanding as described in (b) below.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final settlement pricing adjustments to receivables and payables, derivative contracts for zinc, lead and copper, embedded derivatives in our TAK road and port contract, in the ongoing payments under our silver stream and gold stream arrangements and in the QB variable consideration to IMSA.

The following represents the effect on profit attributable to shareholders from a 10% change in commodity prices, with other variables unchanged, based on outstanding receivables and payables subject to final pricing adjustments at December 31, 2024 and December 31, 2023. There is no effect on other comprehensive income.

	Price on December 31, (US$/lb.)		Change in Profit Attributable to Shareholders (CAD$ in millions)	
	2024	2023	**2024**	2023
Copper	**3.97**	3.87	$ **52**	$ 37
Zinc	**1.34**	1.20	$ **1**	$ (1)

34. Financial Instruments and Financial Risk Management (continued)

A 10% change in the price of copper, zinc, lead, silver and gold, with other variables unchanged, would change our net asset position of derivatives and embedded derivatives, excluding receivables and payables subject to final pricing adjustments, and would result in a change of our pre-tax profit attributable to shareholders by $44 million (2023 – $34 million). There would be no effect on other comprehensive income.

At December 31, 2023, a 10% change in the steelmaking coal price from US$264/tonne would change profit from discontinued operations attributable to shareholders by $11 million due to final pricing adjustments on outstanding receivables. We sold our steelmaking coal business in July of 2024 (Note 5).

Credit Risk

Credit risk arises from cash, cash equivalents, derivative contracts, debt securities and trade receivables. While we are exposed to credit losses due to the non-performance of our counterparties, there are no significant concentrations of credit risk and we do not consider this to be a material risk.

Our primary counterparties related to our cash, cash equivalents, derivative contracts and debt securities carry investment grade ratings as assessed by external rating agencies, which are monitored on an ongoing basis. All of our commercial customers are assessed for credit quality at least once a year or more frequently if business- or customer-specific conditions change based on an extensive credit rating scorecard developed internally using key credit metrics and measurements that were adapted from S&P's and Moody's rating methodologies. Sales to customers that do not meet the credit quality criteria are secured either by a parental guarantee, a letter of credit or prepayment.

For our trade receivables, we apply the simplified approach for determining expected credit losses, which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, as required. Since the majority of our customers are considered to have low default risk and our historical default rate and frequency of losses are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2024.

Our investments in debt securities carried at fair value through other comprehensive income (loss) are considered to have low credit risk, as our counterparties have investment grade credit ratings. The credit risk of our investments in debt securities has not increased significantly since initial recognition of these investments and accordingly, the loss allowance for investments in debt securities is determined based on the 12-month expected credit losses. The 12-month expected credit loss allowance is based on historical and forward-looking default rates for investment grade entities, which are low and, accordingly, the 12-month expected credit loss allowance for our investments in debt securities is nominal as at December 31, 2024.

Cash and cash equivalents are held with high quality financial institutions. Substantially all of our cash and cash equivalents held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade creditworthy and reputable financial institutions and by monitoring the credit standing of the financial institutions with whom we transact. We seek to limit the amount of exposure with any one counterparty.

b) Derivative Financial Instruments, Embedded Derivatives and Hedges

Sale and Purchase Contracts

We record adjustments to our settlement receivables and payables for provisionally priced sales and purchases, respectively, in periods up to the date of final pricing based on movements in quoted market prices (or published price assessments for steelmaking coal in 2023). These arrangements are based on the market price of the commodity and the value of our settlement receivables and payables will vary, as prices for the underlying commodities vary in the metal markets. These final pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains from purchases) in a declining price environment and are recorded in other operating income (expense).

The table below outlines our outstanding settlement receivables and payables, which were provisionally valued at December 31, 2024 and December 31, 2023.

	Outstanding at December 31, 2024		Outstanding at December 31, 2023	
	Volume (pounds in millions)	Price (US$/lb.)	Volume (pounds in millions)	Price (US$/lb.)
Receivable positions				
Copper	**178**	**3.97**	127	3.87
Zinc	**141**	**1.34**	167	1.20
Lead	**57**	**0.88**	17	0.94
Payable positions				
Zinc	**84**	**1.34**	121	1.20
Lead	**32**	**0.88**	15	0.94

At December 31, 2024, total outstanding settlement receivables were $1.5 billion (2023 – $1.3 billion) and total outstanding settlement payables were $70 million (2023 – $36 million) (Note 21). These amounts are included in trade and settlement receivables and in trade accounts payable and other liabilities, respectively, on the consolidated balance sheets. The 2023 comparative balance sheet at December 31, 2023 includes outstanding a settlement receivables balance for the steelmaking coal business sold in July of 2024 (Note 5) of $175 million, relating to 504,000 tonnes of steelmaking coal at a price of US$264/tonne.

Zinc, Lead and Copper Swaps

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarters of each year than in the first and second quarters. During 2024 and 2023, we purchased and sold zinc and lead swaps to match our economic exposure to the average zinc and lead prices over our shipping year, which is from July of one year to June of the following year.

All zinc, lead and copper swaps derivative contracts mature in 2025. These contracts are not designated as hedging instruments and are recorded at fair value in prepaids and other current assets and trade accounts payable and other liabilities on our consolidated balance sheet.

The fair value of our commodity swaps is calculated based on forward metal prices and is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 35). A summary of these derivative contracts and related fair values as at December 31, 2024 is as follows:

Derivatives not designated as hedging instruments	Quantity (million lbs.)	Average Price of Purchase Commitments (US$/lb.)	Average Price of Sale Commitments (US$/lb.)	Fair Value Asset (Liability) (CAD$ in millions)
Zinc swaps	250	1.35	1.34	$ (9)
Copper swaps	47	3.93	4.03	$ 9
Lead swaps	83	0.91	0.89	$ (6)
				$ (6)

34. Financial Instruments and Financial Risk Management (continued)

Derivatives Not Designated as Hedging Instruments and Embedded Derivatives

(CAD$ in millions)	Amount of Gain (Loss) Recognized in Other Operating Income (Expense) and Non-Operating Income (Expense)	
	2024	2023
Zinc swaps	$ **(8)**	$ (23)
Lead swaps	**(4)**	(9)
Copper swaps	**27**	(1)
Settlement receivables and payables (Note 10)	**65**	7
Contingent zinc escalation payment embedded derivative	**1**	5
Gold stream embedded derivative	**51**	12
Silver stream embedded derivative	**22**	4
QB variable consideration to IMSA (Note 12(a))	**(7)**	(4)
	$ **147**	$ (9)

Embedded Derivatives

The TAK road and port contract contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $32 million at December 31, 2024 (2023 – $30 million), of which $8 million (2023 – $7 million) is included in trade accounts payables and other liabilities and the remaining $24 million (2023 – $23 million) is included in other liabilities.

The gold stream and silver stream agreements each contain an embedded derivative in the ongoing future payments due to us. The gold stream's 15% ongoing payment contains an embedded derivative relating to the monthly average gold price at the time of each delivery. The fair value of this embedded derivative was $106 million at December 31, 2024 (2023 – $48 million), of which $11 million (2023 – $4 million) is included in prepaids and other current assets and the remaining $95 million (2023 – $44 million) is included in financial assets. The silver stream's 5% ongoing payment contains an embedded derivative relating to the spot silver price at the time of delivery. The fair value of this embedded derivative was $52 million at December 31, 2024 (2023 – $26 million), of which $3 million (2023 – $1 million) is included in prepaids and other current assets and the remaining $49 million (2023 – $25 million) is included in financial assets.

Accounting Hedges

Net investment hedge

We manage the foreign currency translation risk of our various investments in U.S. dollar functional currency subsidiaries in part through the designation of our U.S. dollar denominated debt as a hedge against these net investments. We designate the spot element of the U.S. dollar debt as the hedging instrument. As only the spot rate element of the debt is designated in the hedging relationship, no ineffectiveness is expected and no ineffectiveness was recognized in profit for the years ended December 31, 2024 and 2023. The hedged foreign currency risk component is the change in the carrying amount of the net assets of the U.S. dollar functional currency subsidiaries arising from spot U.S. dollar to Canadian dollar exchange rate movements.

In July of 2024, we received proceeds from the sale of the steelmaking coal business (Note 5) and as a result, our U.S. dollar cash balances were greater than our U.S. dollar debt balances. Accordingly, we discontinued the designation of our U.S. dollar denominated debt as a hedge against our U.S. dollar functional currency net investments in the third quarter of 2024. At December 31, 2023, US$2.3 billion of our debt and U.S. dollar investment in foreign operations were designated in a net investment hedging relationship. While we discontinued the net investment hedge in the third quarter of 2024, the hedge was effective prior to that date. During the year ended December 31, 2024, $54 million (2023 – $65 million) of foreign exchange translation on our U.S. dollar investment in foreign operations was hedged by an offsetting amount of foreign exchange translation on our U.S. dollar denominated debt. Refer to Note 29(f) for the effect of our net investment hedges on other comprehensive income.

35. Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases and certain refined metal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities.

In 2023 and prior to the sale of the steelmaking coal business in July 2024 (Note 5), steelmaking coal settlement receivables that were valued using quoted market prices derived from published price assessments for steelmaking coal sales were also included in Level 2 of the fair value hierarchy.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

35. Fair Value Measurements (continued)

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2024 and 2023, are summarized in the following table:

(CAD$ in millions)	2024				2023			
	Level 1	Level 2	Level 3	**Total**	Level 1	Level 2	Level 3	Total
Financial assets								
Cash equivalents	$ 5,244	$ –	$ –	**$5,244**	$ 345	$ –	$ –	$ 345
Marketable and other equity securities	118	–	189	**307**	79	–	150	229
Debt securities	220	–	–	**220**	184	–	–	184
Settlement receivables	–	1,456	–	**1,456**	–	1,254	–	1,254
Derivative instruments and embedded derivatives	–	168	–	**168**	–	92	–	92
	$ 5,582	$ 1,624	$ 189	**$ 7,395**	$ 608	$ 1,346	$ 150	$ 2,104
Financial liabilities								
Derivative instruments and embedded derivatives	$ –	$ 179	$ –	**$ 179**	$ –	$ 148	$ –	$ 148
Settlement payables	–	70	–	**70**	–	36	–	36
	$ –	$ 249	$ –	**$ 249**	$ –	$ 184	$ –	$ 184

Equity securities in non-public companies included in Level 3 of the fair value hierarchy are initially measured at fair value, with cost of the investment taken as the best estimate of fair value and subsequently measured based on an implied value of the underlying business.

The discounted cash flow models used to determine the FVLCD of certain non-financial assets are classified as Level 3 measurements. Refer to Note 9 for information about these fair value measurements.

Unless disclosed elsewhere in our consolidated financial statements (Note 12, Note 22 and Note 24), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

36. Capital Management

Risk Management

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business while minimizing the cost of such capital and providing for returns to our investors.

As defined in our internal policies, we target to maintain, on average, over time, a debt-to-adjusted EBITDA ratio of approximately 2.0x, consistent with an investment grade credit rating. This ratio is expected to vary from its target level from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We may also review and amend such policy targets from time to time.

As at December 31, 2024, our debt-to-adjusted EBITDA ratio was 1.9x (2023 – 1.2x). We manage the risk of not meeting our financial targets through the issuance and repayment of debt, our distribution policy, the issuance of equity capital and asset sales, as well as through the ongoing management of operations, investments and capital expenditures.

Loan Covenant

The sustainability-linked revolving facility as described in Note 22(e) requires our total net debt-to-capitalization ratio to not exceed 0.60 to 1.0. Following the sale of the steelmaking coal business in July 2024, cash and cash equivalents increased significantly and as a result, our cash balances were greater than our debt balances at December 31, 2024. Therefore, we do not exceed the required net debt-to-capitalization ratio. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. As at December 31, 2023, our net debt-to-capitalization ratio was 0.20 to 1.0.

37. Key Management Compensation

The compensation for key management recognized in total comprehensive income in respect of employee services is summarized in the table below. Key management consists of our directors, President and Chief Executive Officer, and executive vice presidents.

(CAD$ in millions)	2024		2023
Salaries, bonuses, director fees and other short-term benefits	$ 19	$	21
Post-employment benefits	2		6
Share option compensation expense	7		10
Compensation expense related to Units	18		27
	$ 46	$	64

BOARD OF DIRECTORS[1]

Sheila A. Murray
Chair of the Board
Director since 2018

Norman B. Keevil, III
Vice Chair of the Board
Director since 1997

Jonathan H. Price
President and Chief Executive Officer
Director since 2022

Arnoud J. Balhuizen[1,2,5]
Director since 2023

James K. Gowans[3,5]
Director since 2024

Edward C. Dowling, Jr.[2,5]
Director since 2012

Una M. Power[1,2]
Director since 2017

Paul G. Schiodtz[1,3,4]
Director since 2022

Timothy R. Snider[3,4,5]
Director since 2015

Sarah A. Strunk[1,3,4]
Director since 2022

Yu Yamato[4]
Director since 2024

Notes:
1   Member of the Audit Committee
2   Member of the Compensation & Talent Committee
3   Member of the Corporate Governance & Nominating Committee
4   Member of the Safety & Sustainability Committee
5   Member of the Technical Committee

EXECUTIVE OFFICERS[1]

Jonathan H. Price
President and Chief Executive Officer

Ian K. Anderson
Senior Vice President and Chief
Commercial Officer

Lyndon Arnall
Executive Vice President and Chief
Legal and Sustainability Officer

Shehzad Bharmal
Executive Vice President and Chief
Operating Officer

C. Jeffrey Hanman
Executive Vice President and Chief
Strategy Officer

Nicholas P.M. Hooper
Executive Vice President and Chief
Corporate Development Officer

Karla L. Mills
Executive Vice President and Chief
Project Development Officer

Crystal J. Prystai
Executive Vice President and Chief
Financial Officer

Dean C. Winsor
Executive Vice President and Chief
People Officer

[1] Directors and executive officers listed as at February 19, 2025. More information on our directors and executive officers can be found in our most recent Annual Information Form or in our Management Proxy Circular, which are available on our website at www.teck.com, under our profile on SEDAR+ at www.sedarplus.ca, and on the EDGAR section of the United States Securities and Exchange Commission website at www.sec.gov.

CORPORATE INFORMATION

2024 Share Prices and Trading Volume

Class B subordinate voting shares–TSX–CAD$/share

	High		Low		Close		Volume
Q1	$	62.58	$	49.30	$	62.00	63,296,685
Q2	$	74.37	$	61.04	$	65.56	76,140,661
Q3	$	72.92	$	58.53	$	70.64	82,866,615
Q4	$	71.40	$	57.15	$	58.28	69,056,120
							291,360,081

Class B subordinate voting shares–NYSE–US$/share

	High		Low		Close		Volume
Q1	$	46.22	$	36.51	$	45.78	53,898,314
Q2	$	55.13	$	44.54	$	47.90	49,596,300
Q3	$	54.12	$	41.60	$	52.24	39,657,467
Q4	$	52.98	$	39.79	$	40.53	35,428,297
							178,580,378

Class A common shares–TSX–CAD$/share

	High		Low		Close		Volume
Q1	$	62.30	$	49.35	$	62.22	187,149
Q2	$	74.15	$	61.45	$	65.50	183,518
Q3	$	72.66	$	58.65	$	70.67	152,952
Q4	$	71.25	$	56.75	$	58.33	152,898
							676,517

Stock Exchanges

Our Class A common shares and Class B subordinate voting shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B, respectively.

Our Class B subordinate voting shares are also listed on the New York Stock Exchange under the symbol TECK.

Dividends Declared on Class A and B Shares

Amount per share		Payment Date
$	0.125	March 18, 2024
$	0.125	June 28, 2024
$	0.625	September 27, 2024
$	0.125	December 31, 2024

These dividends are eligible for both the Canadian federal and provincial enhanced dividend tax credits.

Shares Outstanding at December 31, 2024

Class A common shares	7,599,531
Class B subordinate voting shares	498,743,441

Annual Meeting

Our annual meeting of shareholders will be held at 2:00 p.m. on April 24, 2025.

Transfer Agents

Inquiries regarding change of address, stock transfers, registered shareholdings, dividends, estate matters or lost certificates should be directed to our Registrar and Transfer Agent:

TSX Trust Company
733 Seymour Street, Suite 2310
Vancouver, BC V6B 0S6

TSX Trust Company provides an AnswerLine Service for the convenience of shareholders:

Toll-free in Canada and the United States
+1.800.387.0825
Outside Canada and the United States
+1.416.682.3860
Email: shareholderinquiries@tmx.com
Website: https://tsxtrust.com

Equiniti Trust Co LLC
55 Challenger Road,
Ridgefield Park, New Jersey 07660
+1.800.937.5449 or +1.718.921.8200
Email: Correspondence@equiniti.com
Website: https://equiniti.com/us/ast-access/

Auditors

PricewaterhouseCoopers LLP
Chartered Professional Accountants
Suite 1400, 250 Howe Street,
Vancouver, British Columbia V6C 3S7

Annual Information Form

We prepare an Annual Information Form that is filed with the securities commissions or similar bodies in all the provinces of Canada. Copies of our Annual Information Form and annual and quarterly reports are available on request or on our website at www.teck.com, under our profile on SEDAR+ at www.sedarplus.ca, and on the EDGAR section of the SEC website at www.sec.gov.

Teck Resources Limited
Suite 3300, 550 Burrard Street
Vancouver, British Columbia, Canada
V6C 0B3
+1.604.699.4000 Tel
www.teck.com